
13000696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

RMB Fund 1, LLC
(exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

RMB Fund 1, LLC
Suite 250
6750 Via Austi Parkway
Las Vegas, Nevada 89119
(702) 739-9090

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

RMB Fund 1, LLC
Suite 250
6750 Via Austi Parkway
Las Vegas, Nevada 89119
(702) 739-9090
Attention: Todd B. Parriott
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500	99-0377094
(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I—NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
CM 3MO 1-3359, LLC (issuer's 49% record owner)	Suite 250 6750 Via Austi Parkway Las Vegas, Nevada 89119	N/A
CM Ranch 1-3376, LLC (issuer's 29% record owner)	Suite 250 6750 Via Austi Parkway Las Vegas, Nevada 89119	N/A
CM Elsinore 1-3252, LLC (issuer's 12% record owner)	Suite 250 6750 Via Austi Parkway Las Vegas, Nevada 89119	N/A
RMB Real Estate L.L.C. (issuer's Manager, promoter and affiliate)	Suite 250 6750 Via Austi Parkway Las Vegas, Nevada 89119	N/A
Alston & Bird LLP (issuer's counsel)	1201 West Peachtree Street Atlanta, Georgia 30309	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for waiver of disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of RMB Fund 1, LLC (the "Company").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities to be offered in connection with this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Arizona, California, Colorado Florida, Nevada, and Utah.

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company, through its contacts, the Internet, and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's plan of offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Subsequent to its organization, the Company issued 100% of its limited liability company membership interests to each of CM 3MO 1-3359, LLC, CM Mountain Hill 1-3197, LLC, CM SW Commercial 1-3193, LLC, CM JV Succotash 1, LLC, CM Maggie 1-3250, LLC, CM Ranch 1-3376, LLC and CM Elsinore 1-3252, LLC for an aggregate contribution in capital of $3,641,960.85.

(b) None.

(c) Section 4(2) of the Securities Act of 1933, as amended.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the Company or any of its affiliates, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II—OFFERING CIRCULAR

RMB Fund 1, LLC

Suite 250, 6750 Via Austi Parkway, Las Vegas, Nevada 89119
(702) 739-9090

Dated: February 25, 2013

250,000 Limited Liability Company Membership Interests

RMB Fund 1, LLC (the "Company," "we," or "us") is a newly organized Nevada limited liability company formed to acquire a diversified portfolio of real estate-related loans, commercial real estate-related debt securities, equity investments in real estate-related operating companies and select opportunistic investments in commercial real property.

We are managed by RMB Real Estate L.L.C. (our "Manager" or "RMB Real Estate"). We currently have seven members, owning an aggregate of $2,072,012 in units of the Company's limited liability company membership interests (the "Units"). If all 250,000 Units that we are offering pursuant to this Offering Circular are purchased, the investors that become members pursuant to this Offering would represent 96% of all issued and outstanding membership interests.

This Offering Circular relates to the offering (the "Offering") of up to 250,000 Units in the Company. The Offering will commence on the date of this Offering Circular and will close upon the earlier of (1) the sale of 250,000 Units, (2) one year from the date this Offering begins or (3) a date prior to one year from the date of this Offering begins that is so determined by our Manager.

This Offering is being conducted on a "best efforts" basis, which means that affiliates of our Manager will use their commercially reasonable best efforts in an attempt to sell the Units. We will not pay any commission or any other remuneration for these sales. In offering the Units, we will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Units will be offered for sale at a fixed price of $100 per Unit. Each investor must subscribe to purchase at least $1,000 in Units. If all of the Units are purchased, the gross proceeds to us will be $25 million. However, since the Offering is being conducted on a best efforts basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund. Investors could also lose their entire investment depending on the success of the Company's operations.

Our Units are not listed on any national securities exchange or on an over-the-counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's amended and restated limited liability company operating agreement, a form of which is attached as Appendix B (the "Operating Agreement"), the Units are subject to certain transfer restrictions unless the prior written consent of our Manager is obtained.

- These are speculative securities. Investment in the Units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section beginning on page 9 of this Offering Circular for a discussion of the following and other risks.
- We have not identified any specific assets to acquire with the proceeds of this Offering. Accordingly, you will not have the opportunity to review the assets we will acquire with the proceeds of this Offering prior to your investment.
- There is currently no public trading market for our Units, and there is no assurance that one will develop. Therefore, you may not be able to sell your Units at a price equal to or greater than the Offering price, or at all.
- We intend to invest in real estate-related loans, and defaults on the mortgage loans we expect to originate or acquire may reduce the value of our investment portfolio and may harm our results of operations.
- Programs that certain of our affiliates have sponsored in the past have experienced losses or have otherwise failed to achieve their investment objectives, and we may experience similar losses.
- We have not commenced significant operations. Our total assets currently consist of approximately $3.4 million in real estate-related loans and cash.

- We expect that a significant portion of the mortgage loans in which we invest will be either acquisition or development mortgage loans, which are highly speculative.
- We may invest in commercial real estate debt securities investments, which involve significant risks.
- Our real estate-related loan investments, the commercial real estate loans underlying our commercial real estate-related debt securities and the equity investments in real estate-related operating companies are subject to the risks typically associated with investments in real estate.
- We intend to invest in interest-carry balloon payment loans and up to 10% of our portfolio in non-agency residential loans, which are commonly referred to as "sub-prime" loans, which may be riskier than loans made by traditional lenders and, as a result, may have a higher default rate.
- We expect to borrow funds to make certain of our investments and may rely on bank lines of credit to fund a portion of our acquisitions. Such leverage could reduce our net income and our cash available for distributions or cause us to suffer losses.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

	Price to Investors	Selling Commissions and Fees	Net Proceeds (1)
Per Unit	$ 100	N/A	$ 100
Total	$ 25,000,000	N/A	$ 25,000,000

(1) The amounts shown are proceeds before deducting other expenses incurred in connection with our offering and organization, including legal, accounting, printing and other costs and expenses directly related to the offering. See "Estimated Use of Proceeds."

NOTICE TO INVESTORS

This Offering Circular has been prepared in connection with the Offering and constitutes an offer only to the proposed investor to whom this Offering Circular is delivered. In this Offering Circular, unless the context otherwise requires: "we," "us," "our" or "the Company" refers to RMB Fund 1, LLC; and "member" or "Unitholder" refers to any holder of a Unit who is admitted as a member of the Company.

This Offering is being made on a "best efforts" basis. No person has been authorized to give any information or to make any representations in connection with the offer made by this Offering Circular unless preceded or accompanied by this Offering Circular, nor has any person been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such information or representations must not be relied upon. This Offering Circular does not constitute an offer or solicitation in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Acceptance of this Offering Circular constitutes agreement on the part of the recipient that the information in this Offering Circular is confidential and proprietary. The recipient agrees that this Offering Circular is confidential and is intended solely for the recipient's limited use and benefit in determining the recipient's desire to invest in us. The recipient agrees to keep this Offering Circular permanently confidential and not to give a copy of it to anyone other than the recipient's advisors solely for the purpose of advising the recipient in connection with this Offering. If the recipient of this Offering Circular determines not to invest in us, this Offering Circular must be returned to us.

Information in this Offering Circular is presented as of the date hereof. This Offering Circular may be supplemented from time to time to set forth material subsequent events or information. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create an implication that there has been any change in our affairs since the date hereof.

Prospective investors should not construe the contents of this Offering Circular or any prior or subsequent communications as legal, tax or investment advice. Prospective investors should consult their own counsel, accountant or business advisor as to legal, tax and related matters covering the Units offered hereby.

We reserve the unconditional right to cancel or modify the Offering, to reject subscriptions for Units in whole or in part, to waive conditions pertaining to the purchase of Units and to accept subscriptions for fractional Units. See "Plan of Distribution."

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS MADE BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units. You should carefully read the entire Offering Circular, especially concerning the risks associated with an investment in the Units discussed under "Risk Factors."

Unless we state otherwise, the terms "we," "our," "us," "Company," "management" or other similar terms collectively refer to RMB Fund 1, LLC, a Nevada limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See "Forward-Looking Statements."

Our Business

General

RMB Fund 1, LLC is a Nevada limited liability company formed in May 2012. Our executive offices are located at Suite 250, 6750 Via Austi Parkway, Las Vegas, Nevada 89119. The sole purpose of the Company is to acquire a diversified portfolio of (1) real estate-related loans, including mortgage loans for the acquisition of raw and undeveloped land, development loans, construction loans, commercial loans, residential loans including sub-prime loans, and trust deeds, (2) commercial real estate-related debt securities, (3) equity investments in mortgage real estate investment trusts ("REITs") and other entities with investment objectives similar to ours and (4) select opportunistic investments in commercial real property.

Investment Strategy and Market Opportunity

Our principal investment objectives are to:

- preserve our members' capital;
- realize income from our investments; and
- make regular distributions to members from our investments.

We believe there is a significant market opportunity to originate mortgage loans to homebuilders, developers and homebuyers whose financing needs are typically not met by traditional mortgage lenders. We intend to focus our investing activities on, and use the proceeds of this Offering principally for, loans to these homebuilders, developers and homebuyers with financing needs. We expect that up to approximately 80% of our portfolio will consist of short-term mortgage loans consisting of acquisition, development, construction and mortgage loans to both local and national homebuilders, developers and homebuyers. We also expect to invest in non-agency residential mortgage loans to provide niche financing to borrowers that otherwise have limited financing sources. We expect that up to approximately 10% of our portfolio will consist of non-agency residential mortgage loans, which loans are commonly referred to as "sub-prime" loans. We may also acquire real estate-related debt securities and equity securities of other real estate-related companies. We may execute our investment strategy by acquiring individual assets or portfolios of assets or equity interests in mortgage REITs or companies with similar investment objectives. We also intend to make a limited number of opportunistic investments in commercial real property to take advantage of attractive investment opportunities.

We expect that the net proceeds received from this Offering, after payment of expenses, generally will be invested in real estate-related loans, commercial real estate-related debt securities or other real estate-related investments within 30 days of receipt. As a result, we do not expect to experience the significantly lower short-term returns that could result from investing proceeds from this Offering in short-term investments that do not earn as high a return as we expect to earn on our real estate-related loans or other real estate-related investments.

Terms of the Offering

Issuer	RMB Fund 1, LLC, a Nevada limited liability company.
Manager	RMB Real Estate L.L.C. is our Manager and will administer our day-to-day operations and select our investments.
Securities Offered	We are offering a maximum of 250,000 Units at a price of $100 per Unit for a maximum Offering size of $25 million. Each investor must subscribe to purchase at least $1,000 in Units. In our discretion, however, we may issue fractional Units for investments for less than the minimum amount.
Offering Period	The Offering will commence on the date of this Offering Circular and will close upon the earlier of (1) the sale of all 250,000 Units, (2) one year after the date of this Offering Circular or (3) at such date prior to one year as may be determined by our Manager. The Offering may be terminated at our election at any time.
Estimated Use of Proceeds	The entire amount of proceeds of this Offering after payment of fees and expenses will be used to acquire a diversified portfolio of real estate-related loans, commercial real estate-related debt securities, equity investments in real estate-related operating companies and select opportunistic investments in commercial real property. In order to meet the requirements of the Section (3)(c)(5)(C) exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act"), at least 55% of our investment portfolio will consist of real estate-related loans or other assets qualifying for the Section 3(c)(5)(C) exemption.
Investment Objectives	Our principal objectives will be to: • preserve our members' capital; • realize income from our investments; and • make regular distributions to members from our investments.
Leverage	We generally expect to finance the acquisition of our real estate-related loans with equity capital and, to the extent commercially available on reasonable terms, borrowed funds. The amount of borrowing we employ will depend on, among other factors, the amount of equity capital raised in the Offering and available financing terms. We expect to finance with short-term borrowings from time to time depending on market conditions at the time. We expect to use leverage to enhance total returns to our members.
How to Subscribe	In order to purchase Units, a prospective investor must complete, sign and deliver an executed subscription agreement, questionnaire and Form W-9 information to our Manager along with payment for the subscription amount in accordance with the instructions included in the Subscription Agreement attached as Appendix A. We have the right, in our sole discretion, to accept or reject subscriptions within 30 days after receipt of a subscription agreement.

Plan of Distribution	The Units to be offered in connection with this Offering shall be offered by our Manager, on behalf of the Company, through its contacts, the Internet and word of mouth. The Company is not using a selling agent or finder in connection with the Offering.
Expenses	To date, our Manager has paid organization and offering expenses on our behalf. We will reimburse our Manager and its affiliates for actual expenses in connection with our formation and this Offering, including certain salaries and non-transaction based compensation paid to employees of our Manager and its affiliates for performing services for us. We will reimburse our Manager and its affiliates and related parties for actual expenses incurred in connection with the selection, evaluation, structure and purchase of real estate-related loans and other real estate-related investments, whether or not acquired. Acquisition expenses may include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.
Fees and Distributions to Manager	We will pay the following fees to our Manager or its affiliates: **Asset Management Fee**. We will pay an asset management fee (the "Asset Management Fee") of 2% of our net assets per annum. The Asset Management Fee will be payable in an amount equal to 0.1667% of the beginning value of our net assets as of the first day of each calendar month (which will include any amounts received as subscriptions for Units as of such first day). The Manager may pay a portion of this Asset Management Fee to third parties under the arrangements agreed to between them only in accordance with and as permitted by applicable laws and regulations. **Incentive Fee.** Our Manager will receive cash distributions equal to 20% of all Distributable Proceeds attributable to New Appreciation (each as defined in our Operating Agreement); the balance of all Distributable Proceeds will be simultaneously distributed to our investors pro rata in proportion to the Percentage Interest (as defined in our Operating Agreement).
Allocation of Profits and Losses	We will allocate income, gains, losses and deductions in a manner generally consistent with distributions made to our Manager and our investors.
Term of Investment	The term of the Company shall continue perpetually until the winding up and liquidation of the Company and completion of its business following a Liquidating Event (as defined in our Operating Agreement).
Distribution Reinvestment Plan	We have adopted a distribution reinvestment plan which allows holders of Units to have the full amount of their distributions reinvested in additional Units that may be available at a price of $100 per Unit.
Transfer of Units	A member may not sell, assign or transfer all or a portion of its Units if such transfer would cause the number of holders of Units to exceed 1,999 members.

Liquidity of Units	There is no public market for the Units, and the Company does not expect such a market to develop in the future. Except for the repurchase of Units held by our members in certain circumstances, the Company does not intend to offer any additional liquidity options to investors.
Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Share Repurchase Program	The Company intends to offer to repurchase Units on a quarterly basis in accordance with written repurchase requests by holders of Units, on such terms and conditions as our Manager may determine in its sole discretion. The Company intends to offer to repurchase Units in an amount equal to 10% of the Capital Contributions (as defined in our Operating Agreement) outstanding at the time of the offer to repurchase. All repurchase requests must be received within the first 15 days of each calendar quarter. The repurchase price at which the Company will repurchase shares will be as follows: • 90% of the net asset value of the Units, calculated as of the previous calendar quarter, for Units held less than one year; • 95% of the net asset value of the Units, calculated as of the previous calendar quarter, for Units held for at least one year; and • 99% of the net asset value of the Units, calculated as of the previous calendar quarter, for Units held for at least five years. All determinations of the net asset value of the Units will be determined by the Manager in its sole discretion.
Indemnification	The Company shall indemnify, save harmless and pay all judgments and claims against our Manager, relating to any liability or damage incurred by reason of any act performed or failed to be performed by our Manager (or any of its managers or employees) or any agent in connection with the business of the Company, including attorneys' fees incurred by our Manager in connection with the defense of any action based on such act or omission, which attorneys' fees may be paid as incurred. However, our Manager shall not be indemnified from any liability for fraud, bad faith, willful misconduct or gross negligence.

This Offering is being conducted on a "best efforts" basis, which means that the affiliates of our Manager will use their commercially reasonable best efforts in an attempt to sell the Units. We will not pay any commission or any other remuneration for these sales. In offering the Units, we will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act.

Summary Financial Information

Balance Sheet Data		From May 1, 2012 (inception) to December 31, 2012
Cash	$	28,831
Investments		2,114,526
Notes Receivable		122,000
Interest Receivable		21,038
Prepaid and Other Assets		258,414
Total Assets	$	2,544,809
Accrued and Other Liabilities	$	236,000
Interest Payable		10,125
Redemptions Payable		170,071
Total Liabilities	$	416,196
Contributions	$	2,054,293
Net Income		74,320
Total Equity	$	2,128,613
Total Liabilities and Equity	$	2,544,809

FORWARD-LOOKING STATEMENTS

Statements included in this Offering Circular that are not historical facts (including, but not limited to, any statements concerning investment objectives, our other plans and objectives for future operations or economic performance or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "will," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements included in this Offering Circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- our ability to effectively deploy the proceeds raised in this Offering;
- changes in economic conditions generally;
- changes in the real estate markets, securities markets and credit markets specifically;
- interest rates; and
- the other risks described in the "Risk Factors" section of this Offering Circular.

Any of the assumptions underlying forward-looking statements could be inaccurate. Investors are cautioned not to place undue reliance on any forward-looking statements included in this Offering Circular. All forward-looking statements are made as of the date of this Offering Circular and the risk that actual results will differ materially from the expectations expressed in this Offering Circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to update or revise any forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Offering Circular, including, without limitation, the risks described under "Risk Factors," the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Offering Circular will be achieved.

RISK FACTORS

An investment in our Units involves significant risks and therefore is suitable only for those persons who understand those risks and the consequences of their investment and who are able to bear the risk of loss of their entire investment. You should consider the following material risks in addition to other information set forth elsewhere in this Offering Circular before making your investment decision.

Risks Related to the Offering

No public trading market for the Units currently exists, and as a result, it will be difficult for you to sell Units you purchase. If you are able to sell your Units, you will likely sell them at a substantial discount to the offering price.

Our Operating Agreement does not require our Manager to liquidate our assets by a specified date or to seek Unitholder approval with respect to any decision regarding liquidation or sale of assets, nor does our Operating Agreement require us to list our Units for trading on a national securities exchange by a specified date or otherwise pursue a transaction to provide liquidity to our Unitholders. There is no public market for our Units and we currently have no plans to list our Units on a national securities exchange. Until our Units are listed, if ever, you may not be able to sell your Units. See "Description of Units" for information about restrictions on your ability to sell your Units. If you are able to sell your Units, you would likely have to sell them at a substantial discount to their initial offering price. It is also likely that your Units would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our Units, you should purchase our Units only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we do not successfully implement a liquidity transaction, you may have to hold your investments for an indefinite period.

If our Manager does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which our investments are located, and certain other factors. We cannot guarantee that we will be able to liquidate all of our assets on favorable terms, if at all. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction or delay such a transaction due to market conditions, our Units may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your Units to cash easily, if at all, and could suffer losses on your investments in our Units.

You will not have the opportunity to evaluate the investments we make subsequent to the date you subscribe for Units, which makes your investment in our Units more speculative.

Because we have not yet acquired or identified the majority of the investments that we may make, we are not able to provide you with any information to assist you in evaluating the merits of any investments that we may make. We will seek to invest substantially all of our proceeds from this Offering available for investment, after the payment of fees and expenses, in real estate-related loans, commercial real estate-related debt securities, equity investments in real estate-related operating companies and select opportunistic investments in commercial real property. However, because you will be unable to evaluate the economic merit of any assets before we invest in them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. Furthermore, our Manager has broad discretion in implementing policies regarding borrower creditworthiness and our Unitholders will not have the opportunity to evaluate potential borrowers. These factors increase the speculative nature of an investment in our Units.

Programs that certain of our executive officers and their affiliates have sponsored in the past have experienced losses or have otherwise failed to achieve their investment objectives, and we may experience similar losses in the future.

Prior investment programs with similar investment objectives and strategies to ours that were sponsored or managed by or otherwise affiliated with our executive officers and affiliates of our Manager, including Mr. Parriott, have experienced significant losses, failed to meet their investment objectives or have otherwise been adversely affected by the disruptions to the economy generally and the real estate market and real estate-related loan and securities markets specifically. Investors in certain of these programs have experienced losses on their invested capital and, in some cases, the loss of the entire amount of their invested capital. We cannot assure you that the Company will be successful or will avoid experiencing similar substantial losses, or that in the future we will be profitable or that investors will have their capital invested in the Company returned to them.

Messrs. Parriott and Menlove and certain affiliates of our Manager are the subjects of litigation proceedings regarding Desert Capital REIT, Inc. ("Desert Capital"). Should Messrs. Parriott and Menlove or our Manager's affiliates suffer a financial loss as a result of this litigation, the ability of Messrs. Parriott and Menlove and our Manager's affiliates to manage our operations could be adversely impacted. In addition, responding to this litigation will require Messrs. Parriott and Menlove to face competing demands on their time, and this may cause our operations and your investment to suffer.

Messrs. Parriott and Menlove, the Co-Managers of our Manager, as well as CM Capital Services, LP ("CM Capital Services"), the manager of each of CM 3MO 1-3359, LLC, CM Mountain Hill 1-3197, LLC, CM SW Commercial 1-3193, LLC, CM JV Succotash 1, LLC, CM Maggie 1-3250, LLC, CM Ranch 1-3376, LLC and CM Elsinore 1-3252, LLC, the Company's current members, and certain affiliates of our Manager are the subject of numerous civil lawsuits related to activities prior to and during Messrs. Parriott's and Menlove's and our Manager's affiliates' operation of Desert Capital and employment with CM Capital Services. The plaintiffs in these lawsuits have stated causes of action for, among other things, breach of contract/quantum meruit, foreclosure of the plaintiffs' lien, sham contract, fraudulent conveyance, fraud and negligent misrepresentation in connection with alleged untrue statements of a material fact and omission to state material facts to investors regarding promissory notes issued by CM Capital Services, certain alleged overpayments to management before the formation of Desert Capital and failure to pay for environmental remediation work performed.

Messrs. Parriott and Menlove, CM Capital Services and the other named defendants, some of whom are affiliates of our Manager, believe that the allegations contained in the complaints are without merit and intend to vigorously defend the lawsuits. Although the defendants believe that they have meritorious defenses to the claims of liability and damages in these actions, they are unable at this time to predict the outcome of these actions or reasonably estimate a range of damages, or how any liability and responsibility for damages might be allocated among the defendants in the action. The ultimate resolution of these matters could have a material adverse impact on our Manager's financial results, financial condition or liquidity. In addition, these lawsuits will cause Messrs. Parriott and Menlove to face competing demands for their time, and they may devote less time and fewer resources to their responsibilities as the Co-Managers of our Manager than is necessary or appropriate to enable it to manage our business. If this occurs, the returns on our investments, and the value of your investment, may decline.

Your investment return may be reduced if we are required to register as a reporting company under the Exchange Act.

Due to the size of this Offering, it is possible that we could be required to register as a reporting company under the Exchange Act. The Exchange Act requires issuers to register a class of securities with the Securities and Exchange Commission (the "SEC") if the issuer has total assets exceeding $10 million and a class of equity securities held of record by 2,000 or more shareholders. If we become obligated to register as a reporting company, we would have to comply with a variety of substantive requirements under the Exchange Act that impose, among other things:

- preparation and filing of current reports on Form 8-K;
- preparation and filing of quarterly reports on Form 10-Q; and
- preparation and filing of annual reports on Form 10-K.

Compliance with the Exchange Act would increase our operating expenses, which may reduce your investment return. If we were required to register as a reporting company but failed to do so, criminal and civil actions could be brought against us.

Our members do not have legal representation.

Pursuant to the terms of our Operating Agreement, each of our members acknowledges and agrees that counsel representing us, our Manager and its affiliates does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of our members in any respect.

Risks Related to Our Business

Challenging economic and financial market conditions could significantly reduce the amount of income we earn and further reduce the value of our investments.

Challenging conditions in the economic and financial markets generally may cause us to experience an increase in the number of investments that result in defaults, delinquencies, foreclosures and non-performing assets and a decrease in the value of the property or other collateral which secures our real estate-related loans and commercial real estate-related debt securities. All of these conditions could adversely affect our results of operations. Loan defaults result in a decrease in interest income and may require the establishment of, or an increase in, loan loss reserves. The decrease in interest income resulting from a loan default may continue for a prolonged period of time as we seek to recover, primarily through legal proceedings, the outstanding principal amount, accrued interest and default interest due on a defaulted real estate-related investment. Legal proceedings, which may include foreclosure actions and bankruptcy proceedings, are expensive and time consuming and may not result in the recovery of our principal. The decrease in interest income and the costs involved in pursuing our legal remedies will reduce the amount of cash available to meet our expenses and adversely impact our liquidity and operating results.

We may be subject to risks associated with construction lending, such as declining real estate values, cost overruns and delays in completion.

Our portfolio may include loans made to developers to construct prospective projects. The primary risks to us of construction loans are the potential for cost overruns, the developer's failure to meet a project delivery schedule and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay our real estate-related loan due to declining real estate values or other factors. These risks could cause us to have to fund more money than we originally anticipated in order to complete the project. We may also suffer losses on our real estate-related loan if the developer is unable to sell the project or refinance our real estate-related loan investment.

We rely on information provided to us by third parties which we cannot always verify in making our investment decisions. If any of these third parties makes an error or misrepresents information to us, we may make investments in assets that do not meet our standard investment criteria.

Our decisions about which real estate-related loans to fund depend on several factors, such as a third-party appraisal of the property involved and our analysis of the financial position of the borrower. If the appraiser makes an error in the appraisal, or the borrower or its accountant makes an error or a misrepresentation in the information provided to us, we will make our decision based on faulty information, which may lead us to invest in an asset which is not within our standard investment criteria. If such a mistake or misrepresentation leads us to make a loan to a higher-risk borrower than our typical borrowers, we may suffer an increased risk of default on the loan, and if in fact the loan is not repaid, our revenues will decline.

New and proposed legislation and court rulings with respect to foreclosures and other lending practices could restrict our ability to produce mortgages loans, which could harm our revenues and profitability.

In response to the current high level of mortgage foreclosures existing in the United States, several states and cities are considering or have enacted laws, regulations or ordinances aimed at further regulating and in some cases restricting the ability of mortgage lenders and servicers to foreclose upon the real estate collateral securing the mortgage loan. The U.S. government is also considering legislative and regulatory proposals in this regard. Such new requirements may delay, restrict or increase the expense of foreclosing delinquent mortgage loans. Continued enactment of such requirements could increase our compliance costs, reduce our fee income and inhibit our ability to realize a favorable return upon collateral securing loans we own, all of which could harm our revenues, profitability and financial condition.

The mortgage origination business of many financial services firms, particularly those that focus on non-agency residential mortgage or "sub-prime" loans, is subject to special litigation and regulatory risks.

The laws and regulations of the various jurisdictions in which companies in the financial services industry conduct their mortgage lending business are complex, frequently changing and, in some cases, in direct conflict with each other. In particular, this business is subject to various laws, regulations and guidance that restrict non-prime loan origination or purchase activities. Some of these laws and regulations provide for assignee liability for warehouse lenders, whole loan buyers and securitization trusts. In addition, the downturn in the U.S. residential real estate market has resulted in increased regulatory scrutiny, and may result in increased complaints and claims, relating to non-prime mortgage origination practices, and further difficulties in the mortgage markets could result in increased exposure to liability, including possible civil and criminal liability, demands for indemnification or loan repurchases from purchasers of such loans (including securitization trusts), class action lawsuits or administrative enforcement actions. Furthermore, loans originated by a broker or other residential mortgage loan originator that is not properly licensed may be void or voidable.

Some of our investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments will be in the form of securities that are recorded at fair value but have limited liquidity or are not publicly-traded. The fair value of these securities and potentially other investments that have limited liquidity or are not publicly-traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates and assumptions, our determinations of fair value may differ materially from the values that would have been used if a readily available market for these investments existed. The value of our Units could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

We may be unable to restructure loans in a manner that we believe maximizes value, particularly if we are one of multiple creditors in large capital structures.

In the current environment, in order to maximize value we may be more likely to extend and work out a loan, rather than pursue foreclosure. However, in situations where there are multiple creditors in large capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group and/or by a borrower. These multiple creditor situations tend to be associated with larger loans. If we are one of a group of lenders, we may not independently control the decision making. Consequently, we may be unable to restructure a loan in a manner that we believe would maximize value.

Adjustable rate real estate-related loans may entail greater risks of default to us than fixed rate real estate-related loans.

Adjustable rate real estate-related loans we originate or acquire or that collateralize our commercial real estate-related debt securities may have higher delinquency rates than fixed rate loans. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

We might experience reduced net interest income or a loss from holding fixed rate investments during periods of rising interest rates.

We may fund our investments with short-term borrowings pursuant to credit agreements with variable interest rates. During periods of rising interest rates, our costs associated with borrowings used to fund the investments are subject to increases while the income we earn from these assets remains substantially fixed. This would reduce and could eliminate the net interest spread between our investments and our borrowings used to make such investments, which would reduce our net interest income and could cause us to suffer a loss.

The loss of or the inability to obtain key investment professionals for our Manager could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of your investment.

Our success depends to a significant degree upon the contributions of Messrs. Parriott and Menlove, each of whom would be difficult to replace. Neither we nor our Manager have employment agreements with these individuals. We cannot assure you that Messrs. Parriott and Menlove will continue to be associated with our Manager in the future. If either of these persons were to cease their association with us or our Manager, our operating results could suffer. We do not maintain key person life insurance on any person. We believe that our future success depends, in large part, on our Manager and its affiliates' ability to retain highly-skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our Manager and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If our Manager loses or is unable to obtain the services of highly-skilled professionals, our ability to implement our investment strategies could be delayed or hindered and the value of your investment may decline.

Because we are dependent upon our Manager and its affiliates to conduct our operations and to raise capital, any adverse changes in the financial health of these entities or our relationship with them could hinder our operating performance and the return on your investment.

We are dependent on our Manager and its affiliates to manage our operations and our portfolio and to raise capital. Our Manager depends on the fees and other compensation that it receives from us in connection with the origination, acquisition, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of our Manager or its affiliates could hinder their ability to successfully support our business and growth, which could have a material adverse effect on our financial condition and results of operations.

Competition with third parties for originating and acquiring investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our origination and acquisition of assets with many other companies, including REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors, many of which have greater resources than we have.

We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on more generous terms than our competitors, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

Our due diligence may not reveal all material issues relating to our origination or acquisition of a particular investment.

Before making an investment, we assess the strength and skills of the management of the borrower or the operator of the property and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly-organized or private entities because there may be little or no information publicly available about the entity. Even if we conduct extensive due diligence on a particular investment, we cannot assure you that this diligence will uncover all material issues relating to such investment, or that factors outside of our control will not later arise. If our due diligence fails to identify issues specific to investment, we may be forced to write down or write off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Charges of this nature could contribute to negative market perceptions about us or our Units.

The sale of our assets may be delayed, which may delay the distribution of liquidation proceeds to our Unitholders.

Because most of our loans are expected to be short term, with 12- to 24-month maturities, we will generally hold our mortgage loan investments to maturity, except for our investments in non-agency residential mortgage loans. However, during the first ten years after commencement of this offering, to the extent we sell any mortgage loans or property acquired in foreclosure, we intend to use any proceeds from those sales to fund or acquire additional mortgage loans or other assets and repay outstanding indebtedness.

Our Manager may not be able to control the timing of the sale of our assets due to market conditions, and we cannot assure you that we will be able to sell our assets so as to return our Unitholders' aggregate invested capital, to generate a profit for the Unitholders or to fully satisfy our debt obligations. If we take a purchase money obligation in partial payment of the sales price, we will realize the proceeds of the sale over a period of years.

Investment returns to our members may be reduced if we are required to register as an investment company under the Investment Company Act.

We are not registered as an investment company under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

In order to maintain our exemption from regulation under the Investment Company Act, we must engage primarily in the business of investing in real estate, and these investments must be made within a year after the offering ends.

We intend to rely on the exception from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of our portfolio must be comprised of qualifying real estate assets and at least 80% of our portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusions provided by Sections 3(c)(5)(C), we will classify our investments based in large measure on no-action letters issued by the staff of the SEC, and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate-related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets that we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our strategy.

Although we intend to monitor our portfolio periodically and prior to each acquisition and disposition, we may not be able to maintain an exclusion from registration as an investment company. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court was to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our Manager is not registered and does not intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), which could impact the types of investments that it recommends we make and cause us not to invest in opportunities that meet our investment criteria. If our Manager is required to register, it could also hinder our operating performance and negatively impact your return on your investment.

Our Manager is not currently required to register as an investment adviser under the Investment Advisers Act. Furthermore, we believe if our Manager manages our business consistent with our proposed investment strategy, our Manager will not be required to register under the Investment Advisers Act even as a result of changes to the Investment Advisers Act implemented by the Dodd-Frank Act, which became effective in July 2011. Given the changes being instituted by the Dodd-Frank Act, an investment adviser can be required to register with SEC as an investment adviser even if it has a single client, depending on the nature of the applicable investments. If our investments were, for example, to constitute a "securities portfolio" under the Investment Advisers Act, then our Manager could be required to register. Specifically, our Manager believes that our assets will not constitute a securities portfolio if at least a majority of our assets consist of loans we originate, real estate and cash and that our assets do not currently constitute a securities portfolio. Our Manager intends to manage our investments, consistent with our strategy, so that they do not constitute a securities portfolio in the future. In so doing, it is possible that our Manager could determine not to seek and recommend certain real estate debt and real estate securities available on the secondary market that we might otherwise consider. In such a scenario, we may not invest in opportunities that could improve our operating performance and positively impact your return on your investment. If our Manager determines to modify our strategy in such a way as to make it likely that our Manager would be required to register under the Investment Advisers Act and our Manager were required to register, it could also negatively impact our business because our Manager would have to devote significant additional management time to such effort and would incur substantially greater costs to manage its business. This additional management time could distract our Manager from managing our business and our Manager may also seek reimbursement of such additional costs from us, which could decrease your return on your investment in us.

Risks Associated with Real Estate-Related Loan Investments

Defaults on the real estate-related loans we expect to fund or acquire may reduce the value of our investment portfolio and may harm our results of operations.

The deterioration of the market for home mortgage loans and credit markets generally has had a detrimental effect on the ability of the developers we expect to be our borrowers to sell properties that will be securing some of our loans. As a lender willing to invest in loans to borrowers who may not meet the credit standards of other financial institutions, the default rate on mortgage loans made by us could be higher than that of the real estate industry generally.

We intend to invest in uninsured and non-investment grade mortgage loans as part of our investment strategy. In order to grow our business, we may also invest in loans to borrowers who have a higher risk of not being able to repay their obligations on a timely basis. While holding these loans, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. For example, we do not require borrowers to obtain terrorism insurance. In the event of any default under mortgage loans held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent we are unable to sell or refinance the underlying property providing for mortgage collateral for an amount equal to the amount of the unpaid obligation. In addition, our attempts to foreclose on the underlying property may be subject to the legal impediments, including borrower bankruptcies, which could substantially delay our ability to sell the property. If a borrower does not repay its mortgage loan, we will incur legal and other costs related to any foreclosure or attempted enforcement of a guaranty, which costs may adversely impact our results of operations. Delays in the sale of property could affect the price we ultimately receive and during that period we may not be receiving any revenue from the property or the related mortgage loan. The longer we are required to hold the property, the greater the impact on our revenues. To the extent we suffer substantial losses with respect to our investments in mortgage loans, the value of our company and our Units may decline.

Investments in non-conforming or non-investment grade-rated loans or securities involve greater risk of loss.

Some of our investments may not conform to conventional loan standards applied by traditional lenders, such as our non-agency residential mortgage loans, and either will not be rated or will be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade-rated assets. Any loss we incur may be significant and may reduce distributions to you and adversely affect the value of your Units.

A portion of our mortgage loan investments may be balloon mortgage loans, which have a higher risk of payment default than amortizing loans, thereby increasing the risk to our revenues.

Balloon payment loans, which typically provide for the repayment of all or substantially all of the principal at the maturity of the loan, are riskier than amortizing loans because the borrower's repayment frequently depends on its ability to refinance the loan or sell the property at the maturity of the loan. We expect balloon mortgage loans to comprise a majority of our mortgage loan investment portfolio. Due to market conditions as of the date of this Offering Circular, borrowers typically are having more difficulty refinancing their loan or selling the property than in prior historical periods. Balloon payment loans do not generate principal repayment to us through monthly repayment.

Provisions for loan losses are difficult to estimate in a challenging economic environment.

Our provision for loan losses is evaluated on a quarterly basis. Our determination of provision for loan losses requires us to make certain estimates and judgments, which have been, and may continue to be, difficult to determine given the challenges arising from the U.S. economic conditions and recent disruptions in the global markets. While real estate fundamentals have begun to improve, our estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our real estate-related assets, structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain. Our estimates and judgments may not be correct and, therefore, our results of operations and financial condition could be severely impacted.

We expect that a significant portion of the mortgage loans invested in by us will be either acquisition or development mortgage loans, which are highly speculative.

We expect that a significant portion of our assets will be mortgage loans for the acquisition or development of real estate, which will initially be secured by unimproved land. These types of loans are highly speculative, because:

- until disposition, the property does not generate separate income for the borrower to make loan payments;
- the completion of planned development may require additional development financing by the borrower, which may not be available;
- depending on the velocity or amount of lot sales to homebuilders, demand for lots may decrease causing the price of the lots to decrease;
- depending on the velocity or amount of lot sales to developers or homebuilders, demand for land may decrease causing the price of the land to decrease;
- there is no assurance that we will be able to sell unimproved land promptly if we are forced to foreclose upon it; and
- lot sale contracts are generally not "specific performance" contracts, and the borrower may have no recourse if a homebuilder elects not to purchase lots.

If in fact the land is not developed, the borrower may not be able to refinance the loan and, therefore, may not be able to make the balloon payment when due. If a borrower defaults and we foreclose on the collateral, we may not be able to sell the collateral for the amount owed to us by the borrower. In calculating our loan-to-value ratios for the purpose of determining maximum borrowing capacity, we use the estimated value of the property at the time of completion of the project, which increases the risk that, if we foreclose on the collateral before it is fully developed, we may not be able to sell the collateral for the amount owed to us by the borrower.

Our real estate-related loans, the commercial real estate loans underlying our commercial real estate-related debt securities and equity investments in real estate-related operating companies are subject to the risks typically associated with real estate.

Our real estate-related loans and commercial real estate-related debt securities generally are directly or indirectly secured by a lien on real property. The occurrence of a default on a real estate-related investment could result in our acquiring ownership of the property. We do not know whether the values of the properties ultimately securing our commercial and residential real estate debt and loans underlying our securities will remain at the levels existing on the dates of origination of these loans and the dates of origination of the loans ultimately securing our securities, as applicable. If the values of the properties drop, our risk will increase because of the lower value of the security and reduction in borrower equity associated with such loans. In this manner, real estate values could impact the values of our debt and security investments. Our equity investments in real estate-related operating companies may be similarly affected by real estate property values. Therefore, our real estate-related loans, commercial real estate-related debt securities and select equity investments are subject to the risks typically associated with real estate.

The value of real estate may be adversely affected by a number of risks, including, without limitation:

- natural disasters such as hurricanes, earthquakes and floods;
- acts of war or terrorism, including the consequences of terrorist attacks;
- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
- costs of remediation and liabilities associated with environmental conditions affecting properties; and
- the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties.

These factors may have a material adverse effect on the ability of our borrowers to pay their loans and the ability of the borrowers on the underlying loans securing our securities to pay their loans, as well as on the value and the return that we can realize from assets we originate and acquire.

Risks Related to Commercial Real Estate-Related Debt Securities Investments

The mortgage-backed securities in which we may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of mortgage-backed securities may change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

Risks Related to Equity Investments in Real Estate-Related Operating Companies

Our equity investments in real estate-related operating companies, which may include preferred and common equity, will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Our equity investments in real estate-related operating companies, which may include preferred and common equity, will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related investments discussed in this Offering Circular. Issuers that are finance companies are subject to the inherent risks associated with structured financing investments also discussed in this Offering Circular. Furthermore, securities, including preferred and common equity, may involve greater risk of loss than secured financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in securities, including preferred and common equity, are subject to risks of: (1) limited liquidity in the secondary trading market; (2) substantial market price volatility resulting from changes in prevailing interest rates; (3) subordination to the prior claims of banks and other senior lenders to the issuer; (4) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets; (5) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations; and (6) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding securities, including preferred and common equity, and the ability of the issuers thereof to make principal, interest and distribution payments to us.

Risks Related to Commercial Real Property Investments

Our opportunistic commercial property-acquisition strategy involves a higher risk of loss than more conservative investment strategies.

Our strategy for acquiring properties may involve the acquisition of properties in markets that are depressed or overbuilt, and/or have high growth potential in real estate lease rates and sale prices. As a result of our investment in these types of markets, we will face increased risks relating to changes in local market conditions and increased competition for similar properties in the same market, as well as increased risks that these markets will not recover and the value of our properties in these markets will not increase, or will decrease, over time. For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties, and as a result, our ability to make distributions to our Unitholders could be affected. Our investment strategy of acquiring distressed and undervalued properties involves more risk than comparable real estate programs that employ more conservative investment strategies.

If we become the owner of real estate as a result of a workout or foreclosure of a loan, we may incur additional obligations, which may reduce the amount of funds available for distribution to our Unitholders.

Acquiring a property at a foreclosure sale may involve significant costs. If we foreclose on the collateral, we expect to obtain the services of a real estate broker and pay the broker's commission in connection with the sale of the property. We may incur substantial legal fees and court costs in acquiring a property through contested foreclosure or bankruptcy proceedings. In addition, significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made on any property we own regardless of whether the property is producing any income.

With respect to commercial properties, options and other purchase rights may affect value or hinder recovery in the event of a foreclosure.

A borrower under certain of our commercial real estate loans may give its tenants or another person a right of first refusal or an option to purchase all or a portion of the related mortgaged property. These rights may impede our ability to sell the related property at foreclosure or may adversely affect the value or marketability of the property.

Risks Related to Conflicts of Interest

Our Manager has significant influence over our affairs, and might cause us to engage in transactions that are not in our or our Unitholders' best interests.

Our Manager provides advice on our operating policies and strategies. Our Manager may also cause us to engage in future transactions with it and its affiliates. Accordingly, our Manager has significant influence over our affairs, and may cause us to engage in transactions which are not in our Unitholders' best interests.

Our success will depend on the performance of our Manager and if our Manager makes inadvisable investment or management decisions, our operations could be impaired, potentially causing us to suffer a loss.

Our ability to achieve our investment objectives and to pay distributions to our Unitholders is dependent on the performance of our Manager in evaluating potential investments, selecting and negotiating mortgage loans, selecting borrowers, setting mortgage loan terms and determining financing arrangements. You will have no opportunity to evaluate the terms of individual transactions or other economic or financial data concerning our investments. You must rely entirely on the analytical and management abilities of our Manager. If our Manager makes inadvisable investment or management decisions, our operations could be impaired, potentially causing us to suffer a loss.

Our Manager's key professionals who perform services for us on behalf of our Manager face conflicts of interest related to their positions and interests in our Manager and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to you.

Our Manager's key professionals who perform services for us on behalf of our Manager are also key professionals of our other affiliates. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time to time conflict with the responsibilities that they owe to us and our Unitholders. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to you and to maintain or increase the value of our assets.

Our Manager's professionals acting on behalf of our Manager face competing demands relating to their time and this may cause our operations and your investment to suffer.

Our Manager has no employees and relies on our Manager's managers to perform services for us on behalf of our Manager, including Messrs. Parriott and Menlove, for the day-to-day operation of our business. As a result of their interests in other affiliates and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, these individuals face conflicts of interest in allocating their time among us, our Manager and other affiliates and other business activities in which they are involved. These conflicts of interest could result in declines in the returns on our investments and the value of your investment.

The fees we pay in connection with this Offering were not all determined on an arm's-length basis and therefore may not be on the same terms we could achieve from a third party.

The compensation paid to our Manager and its affiliates for services they provide us were not determined on an arm's-length basis. Our Manager has endeavored to establish its compensation levels based on comparable compensation paid to unrelated parties for similar services and it believes that each item of compensation is fair and reasonable to us. Nevertheless, we cannot assure you that a third party who is unaffiliated with us would not be able to provide such services to us at a lower price.

Our Manager is entitled to certain compensation regardless of profitability.

Our Manager is entitled to receive fees and reimbursements regardless of whether we operate at a profit or a loss and regardless of the quality of the services provided. As a result, our Manager may face a conflict of interest in that it could generate fee income from us by buying or selling investments when doing so may not be in our best interests.

Risks Related to Federal Income Taxes

There are substantial risks associated with the federal income tax aspects of an investment in the Units, including the risks discussed below. The Internal Revenue Service ("IRS") examines numerous tax issues that could affect us. Moreover, the federal income tax consequences of an investment in Units are complex, and tax legislation could be enacted in the future to the detriment of investors. The following paragraphs summarize some of the tax risks to holders of our Units. A discussion of the material tax aspects (including other tax risks) of the investment is set forth in "Material U.S. Federal Income Tax Considerations." Because the material tax aspects of this Offering and the Units are complex and may differ depending on individual tax circumstances, you are urged to consult and rely on your own independent tax advisor concerning the tax aspects of this Offering, the Units and your individual situation. No representation or warranty of any kind whatsoever is made with respect to the acceptance by the IRS of the treatment of any item by us or any investor.

Taxable income from a Unit may exceed the distributions a member receives, thereby negatively impacting a member's financial position.

Because our Manager may reinvest proceeds from the sale of real estate-related assets into additional real estate-related assets during our term, a member's taxable income resulting from such member's interest in us may exceed the cash distributions that such member receives from us. This result may also occur if our receipts constitute taxable income but our expenditures constitute nondeductible capital expenditures or loan repayments. Some of our investments, for example, debt instruments with original issue discount or market discount, may generate income without corresponding cash flow. Thus, a member's tax liability generally may exceed his, her or its share of cash distributions from us. Similarly, in the event of a sale or foreclosure of property, whether voluntary or involuntary, a member may be allocated taxable income (and resulting tax liability) in excess of the cash, if any, distributed to him as a result of such event.

Changes in federal income tax law could change the tax aspects of an investment in the Units.

The discussion of tax aspects contained in this Offering Circular is based on law presently in effect and certain proposed Treasury Regulations. Nonetheless, investors should be aware that new legislative, administrative or judicial action could significantly change the tax aspects of an investment in the Units. Any such change could be retroactive with respect to transactions entered into or contemplated before the effective date of such change and could have a material adverse effect on an investment in the Units. The extent and effect of any such change is uncertain, but it could have significant adverse tax consequences for our members.

An IRS audit of us may result in the disallowance of certain deductions.

Our federal information returns may be audited by the IRS. An audit of us could lead to an IRS challenge of a member's ability to realize certain favorable tax treatment upon an audit of us, including the disallowance of some of the deductions claimed in such returns, and could lead to an examination of other items in such member's returns unrelated to us or an examination of prior tax returns. No assurance or warranty of any kind can be made with respect to the deductibility of any such items in the event of either an audit or any litigation resulting from an audit. Moreover, members could incur substantial legal and accounting costs should the IRS challenge a position taken by us on our tax returns regardless of the outcome of such a challenge.

A disallowance of certain deductions could result in a material reduction in federal income tax benefits.

The availability, timing and amount of our deductions or allocations of income will depend not only on general legal principles but also on various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among other things, whether fees paid to our Manager or its affiliates are deductible on the ground that such payments are excessive or constitute nondeductible distributions to our Manager or an affiliate or otherwise. Additionally, the IRS may contend that certain fees and payments that we expect to deduct should in fact be capitalized over a longer period of time. If the IRS were successful, in whole or in part, in challenging us on these issues, the federal income tax benefits of an investment in us could be materially reduced.

Members will be subject to limitations relating to our taxable income and loss, which is considered to be derived from passive activities.

A member's share of our taxable income and loss generally will be considered to be either "portfolio income" (i.e., interest, royalties, or dividends) or derived from a passive activity. Deductions in excess of income (i.e., losses) from passive trade or business activities generally may not be used to offset portfolio income or other non-passive income. Interest deductions attributable to passive activities generally may be used only to offset income from passive activities. Interest deductions attributable to passive activities are subject to limitation under the passive activity loss rule and not under the investment interest limitation. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate, which would include holding a Unit as a member. Some of the interest we collect from our loans will be treated as generating portfolio income under special rules that characterize income, but not loss, from certain passive activities as portfolio income. Thus, our net income and net loss will constitute income and loss from a passive activity except to the extent our income is deemed to be portfolio income.

The IRS may challenge our allocation of net income and loss, which could have a material adverse effect on a member's share from an investment in the Units.

The IRS may contend that our allocation of net income and losses under our Operating Agreement does not have substantial economic effect or is not in accordance with the interests of the members or that certain payments to members should be treated as distributions by us, which would then require changes in such allocations. No assurance can be given that the IRS will not challenge our allocations. Any successful IRS challenge to such allocations could have a material adverse effect on a member's share of net income and losses from an investment in the Units.

Our Manager may represent us in tax-related administrative or judicial proceedings, and such representations may adversely affect us.

Situations may arise in which our Manager may act as a tax matters partner on our behalf in administrative and judicial proceedings involving the IRS or other enforcement authorities. Such proceedings may involve or affect other entities for which our Manager or its affiliates may act as manager. In such situations, the positions taken by our Manager may have a differing effect on us and such other entities. Our Manager will make decisions with respect to such matters in good faith; however, any member who desires not to be bound by any settlement reached by our Manager may file a statement within a certain period of time prescribed by tax regulations stating that our Manager does not have the authority to represent such member's interest in the tax audit proceeding.

Net income allocated to members may constitute unrelated business taxable income.

If we (1) incur "acquisition indebtedness" in connection with certain transactions, or (2) are deemed to conduct a trade or business that does not fit within an exclusion to unrelated business taxable income, or UBTI, as provided in the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), all or a portion of our net income allocated to the tax-exempt members, if any, will constitute UBTI.

The IRS may contend that we are a "dealer," defined as one who holds an asset primarily for sale to customers in the ordinary course of business, with respect to one or more of the investments. If the IRS were successful in such a contention, any gain recognized upon a sale of such asset would be taxable as ordinary income and would also constitute UBTI to investors who are tax-exempt entities. Additionally, the IRS may contend that we are engaged in the trade or business of lending money which would cause a portion of our income (excluding interest) to be treated as UBTI to investors who are tax-exempt entities. We intend to structure our operations in a manner to minimize the recognition of UBTI, but the resolution of these matters is dependent upon facts which will not be known until the future, so no assurances can be given in this regard.

A tax-exempt member other than a charitable remainder trust that has UBTI in any tax year from all sources of more than $1,000 will be subject to taxation on such income. If any portion of the income recognized by a charitable remainder trust is deemed to be UBTI, such UBTI will be subject to a 100% excise tax.

All tax-exempt investors, especially charitable remainder trusts, are urged to consult their own tax advisors regarding the tax aspects, including the UBTI ramifications, of an investment in the Units.

Employee Benefit Plan and IRA Risks

Each prospective investor that is (1) an employee benefit plan as defined in Section 3(3) of The Employee Retirement Income Security Act ("ERISA") and subject to Title I of ERISA (an "ERISA Plan"), (2) a plan within the meaning of Section 4975(e)(1) of the Internal Revenue Code (including an IRA and a retirement plan that only covers self-employed individuals (a "Keogh Plan")), (3) an entity whose underlying assets are deemed to include assets of an ERISA Plan, Keogh or IRA (a "Benefit Plan Entity") or (4) a person investing assets of any ERISA Plan, Keogh Plan, IRA or Benefit Plan Entity should consider the matters described below in determining whether to invest in us. Such ERISA Plans, Keogh Plans, IRAs and Benefit Plan Entities are referred to collectively herein as "Benefit Plans."

If a Benefit Plan fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in us, the Benefit Plan could be subject to criminal and civil penalties.

Section 404(a)(l) of ERISA and the regulations promulgated thereunder by the U.S. Department of Labor ("DOL") provide as a general rule that a fiduciary with respect to an ERISA Plan must discharge his duties with respect to the ERISA Plan in a prudent manner and must consider several factors in determining whether to invest in an entity. If a fiduciary with respect to any such ERISA Plan acts imprudently with regard to such an investment, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such imprudence. Among the factors that should be considered are (1) the diversification and liquidity of the ERISA Plan's portfolio; (2) the potential returns on the proposed investment taking into account the risk of loss and opportunity for gain; (3) the place the proposed investment would occupy in the ERISA Plan's portfolio taken as a whole; and (4) whether the proposed investment is permitted under the documents and instruments governing the ERISA Plan.

A person who has discretionary responsibility or authority with respect to the assets of a Benefit Plan Entity that includes the assets of an ERISA Plan is subject to the same requirements under ERISA. Although a Keogh Plan and IRA are not subject to ERISA, a fiduciary or owner with respect to such Keogh Plan or IRA should consider whether the proposed investment is permitted under the documents and instruments governing such Keogh Plan or IRA, the liquidity of the proposed investment and whether the proposed investment otherwise satisfies tax qualification and other applicable requirements under the Internal Revenue Code and other laws.

ERISA also generally prohibits a fiduciary from causing an ERISA Plan or a Benefit Plan Entity that includes the assets of an ERISA Plan to engage in a broad range of transactions (referred to as "prohibited transactions") involving the ERISA Plan and persons having a specified relationship to the ERISA Plan ("parties in interest") unless a statutory or administrative exemption applies. Similar prohibitions are contained in Section 4975 of the Internal Revenue Code and generally apply with respect to Keogh Plans, IRAs and certain other plans (and Benefit Plan Entities that include assets of such Keogh Plans, IRAs and certain other plans), except that the restricted persons are referred to as "disqualified persons." Although the definition of "disqualified person" under the Internal Revenue Code is not identical to the definition of "party in interest" under ERISA, generally speaking, parties in interest for purposes of ERISA would be considered disqualified persons under Section 4975 of the Internal Revenue Code.

If our assets are treated for purposes of ERISA and Section 4975 of the Internal Revenue Code as the assets of the Benefit Plans that invest in us, certain transactions that we enter into in the ordinary course of our business might constitute "prohibited transactions" under ERISA and the Internal Revenue Code. Engaging in a prohibited transaction could potentially subject fiduciaries of the Benefit Plans to personal liability and civil penalties and potentially result in the imposition of an excise tax under Section 4975 of the Internal Revenue Code. See "ERISA Considerations."

Governmental plans, church plans and foreign plans generally are not subject to ERISA or the prohibited transaction rules of the Internal Revenue Code, but may be subject to similar restrictions under other laws. A plan fiduciary making an investment in our Units on behalf of such a plan should consider whether the investment is in accordance with applicable law and governing plan documents.

The acceptance of an investment in us by a Benefit Plan does not constitute a representation or judgment by us that an investment in us is an appropriate investment for that entity or that such an investment meets the legal requirements applicable to such entity. Those considering an investment in us

remain responsible for the Benefit Plan's compliance with the legal requirements applicable to such entity, and they should consult their own advisors regarding such an investment.

ESTIMATED USE OF PROCEEDS

The estimated proceeds from the Offering depend upon the total number of Units we sell. The following table sets forth the calculation of our proceeds from the Offering at an offering price of $100 per Unit and the use of these proceeds. Because this is a "best efforts" offering and there is no minimum number of Units to be sold, we are presenting this information assuming that we sell 10%, 50%, and 100% of the Units that we are offering.

	10%	50%	100%
Gross offering proceeds	$5,000,000	$12,500,000	$25,000,000
Offering expenses:			
Organization and offering expenses (1)	100,000	150,000	500,000
Amount estimated to be invested (2)	$4,900,000	$12,150,000	$24,500,000

(1) Organization and offering expenses include legal, accounting, printing and miscellaneous expenses incurred in connection with the organization and formation of our Company and this Offering. In the table above, we are assuming our organization and offering expenses will be 2% of the amount sold in the Offering.

(2) The amount estimated to be invested includes closing costs and other miscellaneous expenses related to the acquisition and origination of real estate-related investments.

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our primary investment objectives are to:

- preserve our members' capital;
- realize income from our investments; and
- make regular distributions to members from our investments.

Decisions relating to investments will be made solely at the discretion of, and by, our Manager. See "Our Manager" for a description of the background and experience of our Manager.

Investment Strategy

Our investment strategy is to invest substantially all of the proceeds from this Offering to acquire a diversified portfolio of (1) real estate related loans, including mortgage loans for the acquisition of raw and undeveloped land, development loans, construction loans, commercial loans, residential loans, including sub-prime loans, and trust deeds, (2) commercial real estate-related debt securities, (3) equity investments in real estate-related operating companies such as mortgage REITs and other entities with investment objectives similar to ours and (4) select opportunistic investments in commercial real property. We expect that up to approximately 80% of our portfolio will consist of short-term (12 to 24 months) mortgage loans that are balloon mortgage loans with fixed interest rates. A substantial portion of these mortgage loans will consist of interest-carry loans, meaning we will provide the borrower with sufficient financing to enable it to make the interest payments during the term of the loan. We also expect to invest in non-agency residential mortgage loans to provide niche financing to borrowers that otherwise have limited financing sources. We expect that up to approximately 10% of our portfolio will consist of these non-agency residential mortgage loans, or "sub-prime" loans. Our Manager has not established any limits on the geographic concentration of mortgage loans that we may acquire.

Some of the mortgages that we acquire may be originated by Ignite Funding, LLC ("Ignite Funding"), an affiliate of our Manager. We also plan to fund or acquire mortgage loans directly from other originators and from entities holding mortgage loans originated by others. We do not currently have a contractual arrangement with any mortgage originator for the purpose of acquiring these types of mortgage loans.

We intend to primarily invest in mortgage loans that have the highest priority to claims on the property securing the loan in foreclosure. These loans, which are referred to as first mortgage loans, provide for a higher recovery rate and lower defaults than other debt positions. The first mortgage loans in which we may invest fall into the following categories, each of which is described below under "—Targeted Investments:" acquisition loans, development loans, construction loans, commercial loans, residential loans, including sub-prime loans, and trust deeds. We expect that all of the mortgage loans in our portfolio will be either full recourse against all assets of individual borrowers, including the real estate being financed, or, if the mortgage loan is made to an entity borrower, the mortgage loan will be personally guaranteed, on a limited recourse basis, by each of the principals of that entity.

We also intend to acquire real estate-related debt securities and equity investments in real estate-related operating companies. We also may make a limited number of opportunistic investments in commercial real property to take advantage of attractive investment opportunities.

We expect that proceeds received from this Offering generally will be invested in real estate-related loans or other real estate-related investments within 30 days of receipt. As a result, we do not expect to experience the significantly lower short-term returns that can result from investing proceeds from this Offering in short-term investments that do not earn as high a return as we expect to earn on our mortgage loan or other real estate-related investments.

Market Overview and Opportunity

Since 2008, the capital and credit markets have experienced extreme volatility and disruption triggered by losses tied to the collapse of the sub-prime residential mortgage market. The effects of increased rates of delinquency, foreclosure and loss in residential mortgages have spread throughout the capital markets and affected the global economy. Losses experienced by commercial banks and consolidation in the financial industry have greatly reduced the lending capacities of banks and other financial institutions, resulting in shortages of capital and liquidity. These circumstances have adversely impacted the cost and availability of credit to borrowers across all market sectors, but particularly the capital available to real estate investors, both commercial and residential. As a result, many homebuilders and developers are unable to complete projects, fewer buyers are seeking to acquire commercial and residential properties and property values have declined. In addition, the cost of refinancing existing real estate debt has substantially increased.

We believe the near- and intermediate-term market for investments in real estate-related loans, commercial real estate-related debt securities and equity investments in real estate-related operating companies is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancings of real estate loans over the next five years will be much greater than the market's capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders, developers and homebuyers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the next five years, combined with a prolonged recovery of real estate sales volume, will create (1) opportunities for us to provide alternative real estate financing upon favorable terms and (2) the ability for us to acquire select commercial real properties and real estate-related debt securities from motivated sellers at substantial discounts to their intrinsic values.

We believe there is a significant market opportunity to originate mortgage loans to homebuilders, developers and homebuyers whose financing needs are typically not met by traditional mortgage lenders. Due to restrictive underwriting standards and substantial lead time required by traditional mortgage lenders, such as commercial banks, many potential borrowers have been unable to obtain such financing or unwilling to complete the lengthy process often required by traditional lenders. As a non-conventional lender, we are more willing to invest in mortgage loans or projects that conventional lenders may not deem creditworthy, including acquisition of raw land, infrastructure development and non-agency residential mortgage loans. Because of the increased risks associated with these types of loans, we expect that borrowers will be willing to pay us interest rates that are generally 500 to 1,000 basis points above the rates charged by conventional lenders such as banks and insurance companies. For example, if conventional lenders are charging an interest rate of 5%, a borrower whose needs cannot be met by a conventional lender may be willing to pay us an interest of 10% to 15%.

Our Manager identifies loans originated by both affiliated and non-affiliated mortgage brokers. We may also purchase existing loans that were originated by unrelated third-party lenders. We currently do not have agreements with any sources from which we expect to acquire mortgage loans.

Targeted Investments

Real Estate-Related Loans

Set forth below is a description of the types of real estate-related loans, including mortgage loans, in which we plan to invest:

Loans for Acquisition of Raw and Unimproved Land. We intend to invest in mortgage loans secured by raw and unimproved land with a principal amount of up to 65% of the appraised value of the property. We will originate this type of mortgage loan only for borrowers who plan to commence development of, or construction on, the land within one year of the origination date.

Development Loans. Development loans enable borrowers to complete the basic infrastructure and development of their property prior to the construction of buildings or residences. Such development may include installing utilities, sewers, water pipes or streets. We intend to invest in development loans with a principal amount of up to 70% of the appraised value of the property or anticipated post-development value.

Construction Loans. Construction loans enable commercial developers to make improvements or renovations to a property in order to increase the net operating income of the property so that it can be sold or may qualify for institutional refinancing. We intend to invest in construction loans with a principal amount of up to 75% of the appraised value of the property or anticipated post-construction value.

Commercial Loans. Commercial loans enable commercial borrowers to make improvements or renovations to an existing structure in order to increase the net operating income of the property so that it may qualify for institutional refinancing. We intend to invest in commercial property loans with a principal amount of up to 75% of the appraised value of the property.

Trust Deeds. We may also co-invest in any of the foregoing types of mortgage loans with other lenders, as permitted by our investment policies, by providing funds for, or purchasing a majority interest in, a trust deed mortgage loan that meets our investment guidelines. We would be more likely to invest in a trust deed mortgage loan when, for example:

- we do not have sufficient funds to acquire the entire loan; or
- an originated trust deed mortgage loan fits within our investment guidelines, but would constitute more than 10% of our average invested assets or otherwise be disproportionately large given our then-existing portfolio.

We may also invest in trust deed mortgage loans not originated by Ignite Funding that meet the requirements below if we acquire a controlling interest, alone or with any of our affiliates, in such loan. A controlling interest enables us to direct or cause the direction of the management and policies of such loan, including the authority to:

- review all material contracts;
- cause a sale of the loan or our interest therein subject in certain cases to limitations imposed by the participation agreement among the parties;
- approve budgets and major capital expenditures;
- veto any sale of the loan, or alternatively, receive a specified preference on sale or proceeds;
- exercise a right of first refusal on any desired sale; and
- cause the foreclosure of the loan.

In the event of an investment with an affiliate, the investment objectives of each co-lender will be substantially identical. The compensation to the sponsors must be substantially identical, and the investment of each co-lender must be on substantially the same terms and conditions. Each lender will have a right of first refusal to buy the other's interest if the co-lender decides to sell its interest. There will be no duplicate fees.

Any mortgage loans that we acquire from Ignite Funding will be acquired on a servicing released basis. Any servicing fee will be mutually determined on a loan-by-loan basis by our Manager and Ignite Funding and payable by the borrower directly. We will not give Ignite Funding or any of its affiliates any consideration similar to rebates or give-backs or enter into reciprocal arrangements that might be entered into in lieu of participations.

Commercial Real Estate-Related Debt Securities

We may also invest in commercial real estate-related debt securities such as secured and unsecured debt issued by REITs and interests in other securitized vehicles that own real estate-related debt.

For mortgage-backed securities, the securitization process is governed by one or more rating agencies, including Fitch, Moody's and Standard & Poor's, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered "investment grade." Bond classes that are subordinate to the BBB class are considered "non-investment" grade. The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the securities. Based on the sequential payment priority, the risk of nonpayment for the AAA securities is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields. We may invest in investment grade and non-investment grade classes.

Equity Investments in Real Estate-Related Operating Companies

We may also invest in equity investments in real estate-related operating companies such as mortgage REITs and other entities with investment objectives similar to ours. We may purchase the common or preferred stock of these entities or options to acquire their stock. We will target public companies that own real estate-related loans, real estate-related debt securities and other real estate-related investments when we believe its equity is trading at a discount to that company's net asset value. We may eventually seek to acquire or gain a controlling interest in the companies we target.

We may make investments in other entities when we consider it more efficient to acquire an entity that already owns assets meeting our investment objectives than to acquire such assets directly. We may also participate with other entities in investments through joint ventures, limited liability companies, partnerships and other types of ownership or participations.

We do not expect that we will allocate a significant amount of our capital to these investments and, therefore, have not established specific terms for an equity investment. However, we will seek to make compelling equity investments in real estate-related operating companies when and if market conditions present favorable investment opportunities.

Investments in Commercial Real Property

We expect that the real estate-related debt investments described above, in particular investments in distressed debt, will, in certain circumstances, result in us owning real property as a result of a loan workout, foreclosure or similar circumstances. In addition, we intend to make a limited number of investments in commercial real properties that offer opportunistic investment returns. We intend to focus on properties that offer the opportunity for rental income growth and capital appreciation over the holding period. These properties may be existing or newly constructed properties or properties under development or construction. We will also seek to take advantage of the market conditions to acquire distressed properties from motivated sellers at substantial discounts to their intrinsic value. We will manage and dispose of any real property assets we acquire in the manner that our Manager determines is most advantageous to us.

Other Investments

Although we expect that most of our investments will be of the types described above, we may invest in whatever types of interests in real estate- or debt-related assets that we believe are in our best interests, such as, without limitation, government-sponsored programs organized to stabilize the financial system for which we qualify and to the extent consistent with our investment objectives.

Investment Process

Our Manager will continuously evaluate prospective investments, select the mortgage loans satisfying our investment strategy and underwriting criteria in which we will invest and make all investment decisions on our behalf. It will focus primarily on the origination and acquisition of real estate-related loans, commercial real estate-related debt securities, and equity investments in real estate-related operating companies. In selecting investments for us, our Manager will utilize its proprietary underwriting and investment process, which focuses on the consideration of multiple factors to ensure that each prospective investment is evaluated properly. These factors include the following:

- the terms of the mortgage, including interest payment terms, recourse provisions and prepayment or exit fees;
- creditworthiness of the borrower and lending history;
- tax records and financial statements of a potential borrower;
- type and quality of the collateral underlying the mortgage and the results of appraisals and comparables analysis, existing loan-to-value, loan-to-cost and debt service coverage ratios and current occupancy rates;
- existing title to the collateral; and
- existing insurance coverage.

Leverage

We expect to selectively employ leverage to enhance total returns to our investors. Pursuant to our capital and leverage policy, we will seek to strike a balance between the under-utilization of leverage, which reduces potential returns to our members, and the over-utilization of leverage, which increases risk by reducing our ability to meet our obligations to creditors during adverse market conditions. We generally expect to finance the acquisition of our mortgage loans with equity capital and, to the extent reasonably commercially available, borrowed funds. The amount of borrowing we employ will depend on, among other factors, the amount of our equity capital. We expect to finance with short-term borrowings from time to time depending on market conditions. We may also utilize long-term borrowings to the extent available on a cost effective basis. We do not expect to have a credit facility in place at the consummation of the Offering and cannot assure you if or when we will be able to obtain debt financing. We anticipate that any future borrowings we incur will be collateralized, in whole or in part, by the loans for which we are the sole lender.

Investment Company Act Considerations

We do not intend to register as an investment company under the Investment Company Act . We intend to rely on the exception from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, or any other exclusions available to us. Section 3(c)(5)(C) of the Investment Company Act is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of our portfolio be comprised of qualifying real estate assets and at least 80% of our portfolio be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusions provided by Sections 3(c)(5)(C), we will classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate-related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments and the equity securities of other entities may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire. Our Manager will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company. Among other things, our Manager will attempt to monitor the proportion of our portfolio that is placed in various investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

The Company is a Nevada limited liability company organized in May 2012. With the proceeds from the Offering we intend to acquire a diversified portfolio of real estate-related loans, commercial real estate-related debt securities, equity investments in real estate-related operating companies such as mortgage REITs and other entities with investment objectives similar to ours and select opportunistic investments in commercial real property. We intend to focus our investing activities on, and use the proceeds of this Offering principally for, loans to homebuilders, developers and homebuyers, and owners of real property with financing needs that are not met by traditional mortgage lenders. The real estate-related loans in which we will invest will include primarily short-term acquisition, development, construction and commercial mortgage loans to both local and national homebuilders, developers and homebuyers. We also expect to use a substantial portion of the proceeds of this Offering to invest in non-agency residential mortgage loans, or "sub-prime" loans, to provide niche financing to borrowers that otherwise have limited financing sources. We may execute our investment strategy by acquiring individual assets or portfolios of assets, mortgage REITs or companies with investment objectives similar to ours.

We are managed by RMB Real Estate L.L.C. Our Manager will administer our day-to-day operations and select our investments.

Results of Operations

We are a startup, development stage company that commenced operations in May 2012. For the period from May 1, 2012, the date we commenced operations, through December 31, 2012, we had a net income of $45,723. We currently have approximately $3.4 million in assets, which consist primarily of cash and real estate-related loans. We derive our net income from interest payments on real estate-related loans that we have acquired.

Net Income for the Period from May 1, 2012 to December 31, 2012

Income		
Interest Income—Investments	$	71,865
Interest Income – Other		2,780
Referral Fee Income		34,515
Total Income	$	109,160
Expenses		
Legal Expenses	$	1,675
Interest Expenses		30,833
Office Expense		12
Licenses and Bonds		325
Bank Charges		240
Miscellaneous		1,755
Total Expenses	$	34,840
Net Income	$	74,320

Net Interest Income

Net interest income is generated on our interest-earning assets and is primarily attributable to the real estate-related loans owned by the Company as of and for the applicable period.

Referral Fee Income

Referral fee income is aptly described as a participation fee, paid out to the investor from the origination fee paid by the borrower on a loan secured by a deed of trust.

Expenses

Our primary expenses are general and administrative expenses associated with operating our Company.

Capital Resources and Liquidity

We are dependent on the net proceeds to be received from this Offering to conduct our proposed activities. The funding required to purchase assets will be obtained from this Offering and from any indebtedness that we may incur in the future. We have been initially capitalized with contributions by our existing members of approximately $2.35 million in exchange for Units. See "Security Ownership of Certain Beneficial Owners and Management." For information concerning the anticipated use of the net proceeds from this Offering, please see the "Estimated Use of Proceeds."

Our sources of funds will primarily be the proceeds from this Offering, operating cash flows and borrowings. Operating cash flows will principally consist of payments received from real estate-related loans and commercial real estate-related debt securities. Liquidity may also be generated through lines of credit with commercial banks; however, we currently do not have a commitment from a financial institution to provide us with a credit facility. Due to current market conditions, we cannot assure you if or when we may be able to obtain debt financing. We believe that these cash resources will be sufficient to satisfy our immediate liquidity requirements, and we do not anticipate a need to raise funds from other than these sources within the next 12 months.

We currently have no outstanding debt. Depending on market conditions, we intend to borrow an amount equal to 150% of our total equity. However, our Operating Agreement does not impose limitations on the amount of debt we may incur. We expect to use short-term borrowings under lines of credit with commercial banks. We may also utilize long-term borrowings including securitization structures to the extent available on a cost-effective basis. Any indebtedness we incur will likely be subject to continuing covenants, and we will likely be required to make continuing representations and warranties in connection with such debt. Moreover, some or all of our debt may be secured by some or all of our assets. If we default in the payment of interest or principal on any such debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt requiring us to repay immediately all outstanding principal. If we are unable to make such payment, our lender could foreclose on our assets that are pledged as collateral to that lender. The lender could also sue us or force us into bankruptcy. Any of these events would likely have a material adverse effect on the value of an investment in our Units.

Financings

In the future, we may need to raise additional capital through the issuance of additional Units. If we issue additional Units, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and acquisitions of investments.

Currently, we do not have any arrangements for any financing for the sale of additional Units or any other method of financing, and we can provide no assurances to investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us is the cash in our bank account.

Quantitative and Qualitative Disclosures About Market Risk

Market risk refers to the risk of loss from adverse changes in the level of one or more market prices, rate indices or other market factors. We are exposed to market risk primarily from changes in interest rates, which are very sensitive to a variety of factors including political, economic and other factors outside of our control.

Interest rate risk arises primarily as a result of our core business activities of acquiring real estate-related loans and funding a portion of the purchases with borrowings and the associated asset and liability management required to match maturities of loans to funding sources. The principal objective of our asset and liability management is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of liquidity.

The primary interest rate exposure to which we are subject relates to our investments in mortgage loans. Any change in the general level of interest rates in the market can affect our net interest income and net income in either a positive or negative manner. Net interest income is the difference between the income earned from interest bearing assets less the expense incurred relating to interest bearing liabilities. Fluctuations in the interest rate environment can also affect our ability to acquire new real estate-related loans, the value of our real estate-related loans for sale portfolio and our ability to sell the loans held for sale and the related income associated with a sale. We expect that a significant portion of our mortgage loan portfolio will be comprised of fixed rate investments while all of the debt that we will have is expected to be variable rate debt.

In the event of a significant rising interest rate environment or prolonged economic downturn, defaults could increase and result in credit losses to us, which could adversely affect our liquidity and operating results. Further, such delinquencies or defaults could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

We do not intend to use any derivative instruments to manage our interest rate exposure. Given the short time horizon of our anticipated investments and our related borrowings, we do not believe a hedging strategy is necessary.

OUR MANAGER AND AFFILIATED PROGRAMS

Our Manager

General

Our Manager, RMB Real Estate L.L.C., is a newly-formed Nevada limited liability company founded in 2011 as a real estate investment and distressed asset resolution company. An affiliate of our Manager, CM Capital Services, serves as the manager of each of CM 3MO 1-3359, LLC, CM Mountain Hill 1-3197, LLC, CM SW Commercial 1-3193, LLC, CM JV Succotash 1, LLC, CM Maggie 1-3250, LLC, CM Ranch 1-3376, LLC and CM Elsinore 1-3252, LLC, our current members. An affiliate of our Manager, CM Associates, Inc. ("CM Associates"), serves as the general partner of CM Capital Services. Mr. Parriott owns 100% of the outstanding capital stock of CM Associates.



Todd B. Parriott
100%
CM Associates, Inc.
General Partner
CM Capital Services, LP
Manager
CM SW Commercial 1-3193, LLC
CM 3MO 1-3359, LLC
CM Mountain Hill 1-3197, LLC
CM JV Succotash 1, LLC
CM Ranch 1-3376, LLC
CM Elsinore 1-3252, LLC
CM Maggie 1-3250, LLC
2%
49%
3%
<1%
5%
29%
12
RMB Fund 1, LLC

Our Manager is responsible for managing our day-to-day operations and all matters affecting our business and affairs, including responsibility for selecting our investments and determining when to buy and sell them. Our members will have no participation in these matters or any other of our day-to-day business operations. Our members' participation will be limited to votes and consents required by our Operating Agreement. Our Manager will rely on its personnel to perform the responsibilities of managing our business. In addition, our Manager has the authority to engage persons on behalf of itself and us in connection with our business, including attorneys, accountants and other persons who may assist in the management and administration of our company.

Todd B. Parriott and Andrew J. Menlove are the Co-Managers of our Manager. As Co-Managers, they make all decisions with regard to the operation of our Manager.

Business Experience of the Co-Managers of Our Manager

Set forth below is a brief account of the business experience and education of the Co-Managers of our Manager.

Name	Age	Position
Todd B. Parriott	42	Co-Manager
Andrew J. Menlove	40	Co-Manager

Todd B. Parriott has served as a Co-Manager of RMB Real Estate since February 2013. Mr. Parriott also has served as a principal at CM Group, LLC ("CM Group"), a nationally recognized real estate investment company, since November 2007, where he manages distressed assets held on behalf of private investors. Since 2008, CM Group has managed over 140 properties, originally valued at over $600 million, with the majority being sold off subsequent to a foreclosure and rehabilitation process. From December 2003 to May 2011, Mr. Parriott was the Chairman of the Board, Chief Executive Officer, President and Chief Investment Officer of Desert Capital, where he oversaw its day-to-day investment operations. Prior to joining Desert Capital, Mr. Parriott spent ten years at Consolidated Mortgage, LLC ("Consolidated Mortgage"), beginning in July 2001, most recently serving as President. Consolidated Mortgage, headquartered in Henderson, Nevada, was one of the largest private trust deed investment firms in the United States, originating and servicing more than $2 billion in loans during Mr. Parriott's tenure. Mr. Parriott holds a B.S. in Marketing from the University of Nevada, Las Vegas.

Andrew J. Menlove has served as a Co-Manager of RMB Real Estate since March 2012. From November 2008 to February 2012, Mr. Menlove was the Vice President of Portfolio Management at CM Group, where he managed a portfolio of $600 million in distressed assets and was responsible for developing workout solutions and exit strategies on all real estate owned properties and defaulted loans, including negotiating forbearance agreements and purchase contracts and structuring joint venture agreements with development partners. Prior to joining CM Group, from August 2006 to October 2008, Mr. Menlove was a Principal for MakeItNew Services, LLC ("MakeItNew Services") in St. George, Utah, where he both managed the design and preliminary construction of a 9,000 acre real estate development and farming operation as well as contributed to the design and construction of a 500 acre residential and golf community in southern Utah. Prior to his time with MakeItNew Services, Mr. Menlove served as the Director of Land Planning and Development for Pulte Homes, Inc., where he managed various stages of entitlements, planning, design and development of seven master planned communities and nearly 50 smaller subdivisions, producing in excess of 4,000 residential lots annually in Las Vegas, Nevada. In addition, Mr. Menlove worked as an engineer for Montgomery Watson Harza as part of a civil design team. Mr. Menlove holds a B.S. in Civil and Environmental Engineering from Utah State University and a J.D. from the William S. Boyd School of Law at the University of Nevada, Las Vegas.

Neither the Company nor our Manager has key man life insurance policies on Messrs. Parriott and Menlove.

Prior Affiliated Investment Programs

RMB Real Estate

Our Manager commenced operations in October 2011. From inception until the end of 2011, our manager originated mortgage loans totaling approximately $1.4 million. The total return provided to investors on these loan originations, on an annualized basis for 2011, net of fees, was approximately 15%. In 2012, our Manager originated mortgage loans totaling approximately $1.5 million. The total return provided to investors on these loan originations, on an annualized basis for 2012, net of fees, was approximately 15%.

The following table sets forth information regarding the real estate-related loan investments made by our Manager in 2011 and 2012 and reflects the total return to our Manager's investors:

Loan/Investment	# of Properties Underlying Loan/Investment	Location	Property Type	Loan Amount	Date(1)	Exit Date	Annual Coupon	Total Return(2)
Loan 3593	49 Parcels	Springfield, MO	Finished Lots	$775,000	09/23/11	09/22/13	$131,750.00	17.00%
Loan 3656*	1 Parcel	Las Vegas, NV	Raw Land	$600,000	12/22/11	12/21/14	$18,000.00	3.00%
Loan 3665*	7 Parcels	Las Vegas, NV	Raw Land	$590,000	12/30/11	12/29/14	$23,600.00	4.00%
Loan 3683	3 Parcels	Las Vegas, NV	Raw Land	$910,000	02/24/12	08/30/12	$141,050.00	15.50%
Loan 3716*	1 Parcel	Las Vegas, NV	Raw Land	$256,000	10/12/12	10/11/13	$7,680.00	3.00%
Loan 3832	9 Parcels	Las Vegas, NV	Finished Lots	$630,000	01/18/13	07/17/13	$81,900.00	13.00%

(1) Date means the acquisition/origination date of the loan.
(2) Reflects total return on an annualized basis. All return figures are calculated prior to the payment of any fees.
**Loans 3656, 3665, and 3716 pay interest currently, and there is a back-end profit split at the sale of the property. Loan 3656 is under contract to sell, and the return on investment ("ROI") to investors (in addition to the current pay) is anticipated to be 15.90%. Loan 3665 is under contract to sell, and the ROI to investors (in addition to the current pay) is anticipated to be 16.58%.

Ignite Funding, LLC

Ignite Funding, a Delaware limited liability company, was founded and commenced operations as a commercial mortgage broker in the State of Nevada in March 2011. During 2011, it funded 158 loans totaling approximately $29.2 million. In 2011, Ignite Funding received a total of approximately $4 million in loan payoffs with no defaults. In 2012, it funded 156 loans totaling approximately $44 million and received a total of approximately $32.1 million in loan payoffs and one technical default; however, this default was remedied almost immediately and the loan was subsequently paid in full. The average yield to Ignite Funding's investors from inception to the end of 2011 was approximately 11.5% with investors receiving over 9% net of fees. These fees were an amount equal to the net total interest paid per month by borrowers (after a reduction for any servicing fees) as a percentage of the total amount of loans under servicing, on an annualized basis.

CM Notes Program I, LLC

CM Notes Program I, LLC, a Delaware limited liability company ("CM Notes I"), was founded in November 2008. CM Notes I was managed by CM Notes Manager, LLC, a Delaware limited liability company and wholly-owned subsidiary of CM Capital Services ("CM Notes Manager"). On December 22, 2008, CM Notes I commenced a private placement with a maximum offering of $25 million in secured notes, with an annual coupon rate of 8.0%. The notes each had a one-year term and proceeds were to be used for investments in first lien mortgage loans, including construction loans. By December 28, 2009, CM Notes I received subscriptions totaling $1.4 million from 27 investors. CM Notes Manager was responsible for the identification, origination and servicing of the loans funded or acquired by CM Notes I. Each loan had a principal amount that did not exceed 75% of the completed value of the real estate, with a term of six to nine months. None of the single family residence loans exceeded applicable conforming loan limits set by Federal Home Loan Mortgage Corporation (Freddie Mac). CM Notes I completed all investment activity and liquidated its assets by December 31, 2010. In January 2011, CM Notes I repaid the principal amounts to the 27 investors upon maturity of the notes purchased.

Desert Capital REIT, Inc.

Desert Capital is a publicly-registered, non-listed REIT formed as a Maryland corporation in December 2003 to provide financing for real estate projects through short-term mortgage loans to homebuilders and commercial developments primarily in the western United States. It invested in 12- to 18-month first and second lien mortgage loans consisting of acquisition and development, construction and commercial property loans to local and national developers and homebuilders. Its first "best efforts" public offering of up to $220 million in shares of common stock commenced in July 2004 and was terminated on March 31, 2006 after raising gross offering proceeds of $137 million. Its second "best efforts" public offering of up to $225 million in shares of common stock commenced in March 2006 and was terminated on February 22, 2008 after raising gross offering proceeds of $44.7 million. Desert Capital is not currently conducting an offering or actively making investments.

Desert Capital's revenues were primarily generated from interest payments received from mortgage investments funded with its equity capital and borrowed funds. Desert Capital previously generated net income for distribution to its stockholders from the spread between interest income on its mortgage investments and the costs of financing the acquisition of these investments. Due to market conditions since the fourth quarter of 2007, Desert Capital began experiencing a significant level of borrower defaults, and in 2008 and 2009, virtually all of Desert Capital's borrowers defaulted on their loans to Desert Capital, which caused Desert Capital to foreclose on all but three of the mortgage loans in its portfolio. During 2009, Desert Capital foreclosed on properties securing 26 mortgage loans with an aggregate original principal amount of $70.2 million. These loans were impaired prior to foreclosure, so that the amount recorded on its balance sheet as real estate owned or real estate investments as a result of these foreclosures was $47.0 million. During the six months ended June 30, 2010, Desert Capital foreclosed on three loans with an aggregate original principal amount of $2.9 million, and a fair value at the time of foreclosure of $1.4 million. Of its remaining mortgage investments, all but $4.6 million with a carrying balance of $4.0 million were non-performing at June 30, 2010. Due to the development stage of the properties at the time of foreclosure, which was primarily undeveloped or partially developed land, none of these properties were income producing and many have significant operating costs such as property taxes.

Desert Capital is currently in the process of liquidating its assets as needed for liquidity purposes, to take advantage of favorable market conditions in the current environment. On April 29, 2011, a petition for involuntary Chapter 11 bankruptcy was filed against Desert Capital by certain of its creditors. Under the involuntary petition, a trustee has not been requested or appointed.

Executive Compensation

We currently have no employees to whom we pay salaries. Any compensation paid to any officers of the Company for providing services will be paid by our Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Offering Circular, certain information regarding the beneficial ownership of the Units by (1) each of the Co-Managers of our Manager and (2) each person known by us to own beneficially more than 5% of the Units. The address of our Manager's Co-Managers is 6750 Via Austi Parkway, Suite 250, Las Vegas, Nevada 89119. See "Our Manager — Business Experience of Our Manager."

	Units Beneficially Owned	
Name of Beneficial Owners[(1)]	**Units**	**Percentage**
CM 3MO 1-3359, LLC[(2)]	17,841.31	49%
CM Ranch 1-3376, LLC[(2)]	10,550.25	29%
CM Elsinore 1-3252, LLC[(2)]	4,238.10	12%
Todd B. Parriott[(2)]	36,419.61	100%
Andrew J. Menlove	-	-

(1) Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all Units held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Units issuable pursuant to options, to the extent such options are exercisable within 60 days, is treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but is not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) As the President and the owner of 100% of the stock of CM Associates, the Manager of each of CM 3MO 1-3359, LLC, CM Mountain Hill 1-3197, LLC, CM SW Commercial 1-3193, LLC CM JV Succotash 1, LLC, CM Maggie 1-3250, LLC, CM Ranch 1-3376, LLC and CM Elsinore 1-3252, LLC, the Company's current members, Mr. Parriott may be deemed the beneficial owner of the Units held by each of CM 3MO 1-3359, LLC, CM Mountain Hill 1-3197, LLC, CM SW Commercial 1-3193, LLC, CM JV Succotash 1, LLC, CM Maggie 1-3250, LLC, CM Ranch 1-3376, LLC and CM Elsinore 1-3252, LLC as a result of the voting power of CM Associates, which includes the power to vote, or to direct the voting of, the securities of such members.

CONFLICTS OF INTEREST

Various conflicts of interest will arise out of the relationship between us and our Manager and its affiliates. Our Manager will have sole control over our organization and operations and will resolve conflicts of interest through the exercise of its judgment. Our Manager has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in our immediate possession and control, and may not use or permit another to use such funds or assets in any manner except for our exclusive benefit. In addition, our Operating Agreement contains provisions designed to guard against conflicts of interest. However, our Operating Agreement does not directly address each potential conflict and does not provide for any particular mechanism to fully resolve these conflicts. There is a possibility that not all conflicts will be resolved in a manner favorable to us. Potential conflicts include those set forth below.

Receipt of Fees and Other Compensation by Our Manager and its Affiliates

We will pay substantial fees to our Manager and its affiliates. Further, we must reimburse our Manager and its affiliates for costs incurred by them in managing the Company and our portfolio of investments.

Subject to its responsibilities under and the terms of our Operating Agreement, our Manager has sole discretion with respect to the terms and timing of our investments, although it is anticipated that those investments will be consistent with our investment objectives and strategy. The agreements and arrangements, including those relating to compensation, between us and our Manager and its affiliates are not the result of arm's-length negotiations and may create conflicts between the interests of our Manager and its affiliates on the one hand and us and our members on the other.

Related Party Transactions

Related party transactions are those where we, or our Manager on our behalf, transact with affiliated companies. Our Manager and its affiliates are permitted to enter into certain transactions and perform certain services for us. Although these transactions will be subject to the limitations set forth in this Offering Circular and our Operating Agreement, those transactions, or the potential for those transactions, could cause conflicts for our Manager with respect to performing its duties. Related party transactions will not be the result of an arm's-length negotiation.

We Will Rely on Our Manager and its Affiliates To Manage Our Operations

We will not have any independent employees, officers or directors and will rely solely on the management team of our Manager and its affiliates to manage the Company and our operations. Those individuals are not required to spend all of their time on our affairs and in fact may devote significant time to the affairs of our Manager and its affiliates and will be compensated by our Manager and its affiliates for those services. The availability or lack thereof of these individuals to provide services to us may create significant conflicts between us and our Manager and its affiliates. While under the terms of our Operating Agreement, our Manager has a responsibility to conduct the affairs of the Company in the best interests of the Company and the members for their exclusive benefit. Our Manager and its affiliates have engaged, and may continue to engage, in other business activities and may not devote their full time to the performance of duties related to our business. Therefore, conflicts may arise in the allocation of the time of our Manager and its affiliates between our activities and other activities in which they are involved.

Receipt of Compensation by Affiliates

The payments to our Manager and certain of its affiliates have not been determined through arms-length negotiations and are payable regardless of our profitability.

Loans Involving Affiliates

We will not make any loans to our Manager or to any of its affiliates.

Any loan from our Manager or its affiliates and the Company will bear interest at the actual cost of funds to our Manager and provide for the payment of principal and any accrued but unpaid interest in accordance with the terms of the promissory note evidencing such loan, but in no event later than our dissolution. Any such loans would not be the result of arm's-length negotiations and could create conflicts between the interests of our Manager and its affiliates on the one hand and us and our members on the other.

The Resolution of Conflicts Will Be Undertaken by Employees of Our Manager and its Affiliates

In the event of a conflict between us and our Manager or its affiliates, the conflict will be resolved by our Manager. Although our Manager has certain responsibilities to us and to our members, a conflict of interest relating to the resolution of conflicts between us and our Manager and its affiliates does exist.

No Independent Counsel

Our counsel and our Manager's counsel in connection with this offering is the same, and it is anticipated that such dual representation will continue in the future. As a result, conflicts may arise in the future and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation to the dual representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved. Each subscriber acknowledges and agrees that counsel representing us and our Manager and its affiliates does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of our members in any respect. Additionally, each member consents to us hiring counsel that is also counsel for our Manager and its other affiliates. Subscribers seeking legal advice should retain their own counsel and conduct any due diligence they deem appropriate to verify the accuracy of the representations or information set forth in this Offering Circular.

Representation in Tax Audit Proceedings

Our Manager is designated as our "Tax Matters Member" and is authorized and directed by our Operating Agreement to represent us and our members, at our expense, in connection with all examinations of our affairs by federal tax authorities, including any resulting administrative or judicial proceedings. Those proceedings may involve or affect other programs for which our Manager or its affiliates act as Manager. In those situations, the positions taken by our Manager with respect to us may have differing effects on us and the other programs. Any decisions made by our Manager with respect to those matters will be made in a manner consistent with its duties to us and our members.

PLAN OF DISTRIBUTION

General

The Units to be offered in connection with this Offering shall be offered by our Manager, on behalf of the Company, through its contacts, the Internet and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format.

Sale of the Units

The minimum purchase amount of $1,000 in Units will be payable in full upon completion of the Subscription Agreement attached as Appendix A. The price per Unit may be reduced for certain categories of purchasers and in the sole discretion of our Manager based on the volume of a purchase and for certain other purchasers as described below. There is no assurance that all Units will be sold. We reserve the right to refuse to sell Units to any person, in our sole discretion, and may terminate this Offering and stop accepting subscriptions at any time and for any reason.

In order to subscribe to purchase the Units, a prospective investor must complete, sign and deliver the executed subscription agreement, investor questionnaire and Form W-9 information to our Manager, along with payment for the subscription amount in accordance with the instructions included in the Subscription Agreement attached as Appendix A.

Our Manager has the right, to be exercised in its sole discretion, to accept or reject any subscription in whole or in part for a period of 30 days after receipt of the subscription. Any subscription not accepted within 30 days of receipt shall be deemed rejected.

If the Offering terminates or if any prospective investor's subscription is rejected, all funds received from such investors will be promptly returned without interest or deduction.

Sales Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. However, this Offering is made only by means of this Offering Circular. The information in the sales material does not purport to be complete and should not be considered a part of this Offering Circular, or as incorporated in this Offering Circular by reference or as forming the basis of this Offering. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to providing a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of the Offering, the Company or the Units, and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by investors of their entire investment. See "Risk Factors."

We plan to qualify the Offering only in Arizona, California, Colorado Florida, Nevada and Utah with the applicable regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

No Escrow

The proceeds of this Offering will not be escrowed.

Offering Terms Subject to Modification

We reserve the unconditional right to cancel or modify the Offering, to reject subscriptions for Units in whole or in part, to accept subscriptions for less than the minimum amount and to waive conditions to the purchase of Units.

DESCRIPTION OF UNITS

The Units represent limited liability company membership interests in our Company and entitle the holder to participate in certain allocations and distributions. Persons who purchase Units from us shall become members of our Company and are entitled to vote on certain matters. See "Summary of Our Operating Agreement."

A member may not sell, assign or transfer all or a portion of its Units if such transfer would cause the number of holders of Units to exceed 1,999 members. Lenders may also impose additional restrictions on the transferability of Units. Before selling or transferring a Unit, a member must obtain the written consent of our Manager and comply with applicable requirements of federal and state securities laws and regulations, including the financial suitability requirements of such laws or regulations. It is highly unlikely that any market for the Units will ever develop. Investors should view an investment in the Units solely as a long-term investment.

In addition, our Operating Agreement provides that an assignee of the Units may not become a member without the consent of our Manager, which consent our Manager may withhold in its sole discretion. Further, no transfer will be allowed unless our Manager determines that the transfer will not cause us to be "publicly-traded" for tax purposes. See "Material U.S. Federal Income Tax Consequences — Publicly-Traded Partnership Status."

Appropriate legends setting forth the restrictions on transfer of the Units will be set out on any certificates representing Units. The Company will not issue certificates with respect to the Units.

SUMMARY OF OUR OPERATING AGREEMENT

General

The rights and obligations of our members will be governed by our Operating Agreement, a form of which is attached in its entirety as Appendix B. An investor should review our entire Operating Agreement before subscribing for Units in this Offering. The following is a summary of some of the material provisions of our Operating Agreement and is qualified in its entirety by reference thereto.

We have been formed under Chapter 86 of the Nevada Revised Statutes, which we refer to as the Nevada LLC Code. Our Manager is RMB Real Estate L.L.C., also a Nevada limited liability company. The purchasers of the Units offered hereby will become members of the Company upon acceptance of the purchaser's Subscription Agreement, attached as Appendix A, and admission as a member.

The character and general nature of the business we intend to conduct is for the purposes of a private investment fund that will be engaged in an investment strategy in real estate investment, marketing and sales, including debt and equity positions, such activities as are necessary or incidental in connection therewith and any other business that may be lawfully conducted by a limited liability company under the Nevada LLC Code.

Term and Dissolution

The term of the Company shall continue perpetually until the winding up and liquidation of the Company and completion of its business following a Liquidating Event.

Distributions

Cash available for distribution will be distributed 20% to our Manager and 80% to our members pro rata in proportion to the number of Units each such member holds.

Compensation to Our Manager and Its Affiliates

Our Manager and its affiliates will be compensated as provided in our Operating Agreement and as described herein. See "Offering Circular Summary—Terms of the Offering."

Restrictions on Transfer of Units; Limit on the Number of Members

A member may not sell, assign or transfer all or a portion of its Units if such transfer would cause the number of holders of Units to exceed 1,999 members.

Share Repurchase Program

The Company intends to offer to repurchase Units on a quarterly basis in accordance with written repurchase requests by holders of Units, on such terms and conditions as our Manager may determine in its sole discretion. The Company intends to offer to repurchase Units in an amount equal to 10% of the Capital Contributions outstanding at the time of the offer to repurchase. All repurchase requests must be received within the first 15 days of each calendar quarter. The repurchase price at which the Company will repurchase shares will be as follows:

- 90% of the net asset value of the Units, calculated as of the previous calendar quarter, for Units held less than one year;
- 95% of the net asset value of the Units, calculated as of the previous calendar quarter, for Units held for at least one year; and
- 99% of the net asset value of the Units, calculated as of the previous calendar quarter, for Units held for at least five years.

The Company may amend or terminate the share repurchase program at any time. All determinations of the net asset value of the Units will be determined by the Manager in its sole discretion.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan which allows holders of Units to have the full amount of their distributions reinvested in additional Units that may be available at a price of $100 per Unit.

Authority of Our Manager

Our Manager shall, subject to certain restrictions set forth in our Operating Agreement, have full and complete authority, power and discretion to manage and control our business, affairs and assets, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of our business. In the course of its management, our Manager may, in its sole discretion, employ such persons, including, under certain circumstances, affiliates of our Manager, as it deems necessary for our efficient operation.

Liabilities of Members

A member's capital is subject to the risks of our business. Members are not permitted to take part in the management or control of our business. Assuming that we are operated in accordance with the terms of our Operating Agreement, a member will not be liable for our liabilities in excess of such member's total capital contributions and share of undistributed profits. Notwithstanding the foregoing, a member will be liable to us and to our creditors for and to the extent of any distribution made to such member if such member knew at the time of the distribution that, after giving effect to such distribution, our remaining assets would not be sufficient to pay our outstanding liabilities (other than liabilities to our members on account of their interests in us).

Books and Records

At all times during our term, our Manager is required to keep true and accurate books of account of all of our financial activities. Such books of account will be kept on the accrual basis of accounting. Our Manager may make such elections for federal and state income tax purposes as it deems appropriate. Our fiscal year will be the calendar year.

Voting Rights of Members

Although they are not permitted to take part in the management or control of our business, our Manager may not without the consent of a majority of the members:

- cause or permit the Company to engage in any activity that is not consistent with the purposes of the Company as set forth in our Operating Agreement;
- knowingly do any act which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in our Operating Agreement;
- admit any person as a manager of the Company except as permitted under our Operating Agreement;
- admit any person as a member except as permitted under our Operating Agreement; and
- merge, consolidate or participate in any transaction the effect of which will require the Company, or its successor, to be taxable as a corporation rather than as a partnership for federal income tax purposes.

Amendments

Our Operating Agreement may be amended by our Manager with a majority vote of the Units, except that our Manager may amend our Operating Agreement without action by our members:

- for the purpose of adding to our Operating Agreement any further covenants, restrictions, deletions or provisions for the protection of the members;
- to cure an ambiguity or to correct or supplement any provision contained in our Operating Agreement which may be defective or inconsistent with any other provisions contained therein;
- to make such other provision in regard to matters or questions arising under our Operating Agreement which shall not adversely affect the interest of the members;
- to cause the allocations provisions contained in our Operating Agreement to comply with Section 704 of the Internal Revenue Code or any other statutory provisions or regulations relating to such allocations; and
- to cause the provisions of our Operating Agreement to comply with any applicable legislation, regulation or rule enacted or promulgated.

No modification or amendment shall have any of the following effects without the written consent of the members affected: reduce the liabilities, obligations or responsibilities of our Manager; increase the liabilities of the members; reduce the participation of the members in allocations to capital accounts or distributions of the Company; or extend the term of the Company.

Indemnification

The Company shall indemnify, save harmless and pay all judgments and claims against our Manager, relating to any liability or damage incurred by reason of any act performed or omitted to be performed by any such Manager or agent in connection with the business of the Company, including attorneys' fees incurred by such Manager in connection with the defense of any action based on such act or omission, which attorneys' fees may be paid as incurred. Notwithstanding anything in our Operating Agreement to the contrary, no Manager shall be indemnified from any liability for fraud, bad faith, willful misconduct or gross negligence.

Tax Matters Member

Each member hereby consents to the designation of our Manager as Tax Matters Member. Each member irrevocably waives any rights to file a petition for a readjustment of Company items pursuant to Section 6226 of the Internal Revenue Code and agrees that the Tax Matters Member shall have the exclusive authority to negotiate and enter into settlement agreements on such members' behalf with the Internal Revenue Service in connection with any tax audit proceeding involving any Company item and waives any right to negotiate or enter into such settlement agreements.

Each member hereby makes, constitutes and appoints the Tax Matters Member, with full power of substitution, the member's true and lawful attorney, in the member's name, place and stead to make any and all elections for federal, state and local tax purposes. The foregoing power of attorney will be deemed to be coupled with an interest, is irrevocable, and will survive each member's dissolution and liquidation. Each member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Tax Matters Member taken in good faith pursuant to such power of attorney.

Issuance of Additional Units

The Company may admit additional members, on such terms and conditions as our Manager may approve in its sole discretion.

Tax Elections

Under the terms of our Operating Agreement, our Manager is entitled to make all decisions regarding tax matters and elections, including an election under Section 754 of the Internal Revenue Code, or a 754 election. Our Manager will consider requests from purchasers upon resale of our Units to make a 754 election on behalf of us although our Manager will not be required to make such an election.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax considerations associated with an investment in the Units. This summary is based upon current provisions of the Internal Revenue Code and Treasury Regulations promulgated thereunder, as currently applicable, currently published administrative positions of the IRS and judicial decisions, all of which are subject to change, either prospectively or retroactively. These provisions are subject to reasonably differing interpretations, and not all of the federal income tax considerations discussed can be resolved with certainty. This summary does not address all possible tax considerations that may be material to an investor and does not constitute legal or tax advice. The federal income tax considerations discussed below are necessarily general in nature, and their application may vary depending upon a member's particular circumstances. This summary deals only with members that hold the Units as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code and taxpayers who are citizens or residents of the United States. Moreover, this summary does not deal with all tax aspects that might be relevant to you as a prospective member, in light of your personal circumstances, nor does it deal with particular types of members that are subject to special treatment under the federal income tax laws, such as trusts, Subchapter S corporations, IRAs, Keogh Plans, corporate pension and profit sharing trusts and other tax-exempt entities (except as discussed below), insurance companies, financial institutions or broker-dealers, foreign corporations or persons who are not U.S. citizens or residents of the United States.

We have not been structured as, nor do we intend to be operated as, a "tax shelter." Our Manager does not anticipate that we will generate tax losses that a member can use to offset its income from other sources. Nothing in this Offering Circular is, or should be, construed as legal or tax advice. Prospective investors should be aware that the IRS may not agree with all of the tax positions taken by us, and changes in the Internal Revenue Code or the Treasury Regulations or rulings or court decisions after the date of this Offering Circular may materially alter any expected tax treatment of us or our investors.

In addition to federal income taxes, individual members may be subject to other taxes, including, but not limited to, state and local income taxes, estate, inheritance and similar taxes which may be imposed by various jurisdictions. No information with respect to such taxes is discussed herein.

Internal Revenue Service Circular 230 Disclosure

To ensure compliance with Internal Revenue Service Circular 230, each prospective investor is hereby notified that any discussion of federal income tax matters set forth in this Offering Circular: (1) is not intended to be used, is not written to be used, and cannot be used for the purpose of avoiding penalties imposed under the Internal Revenue Code; and (2) is written to support the promotion or marketing by us of the Units pursuant to this Offering Circular. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

Necessity of Prospective Members Obtaining Professional Advice

The following analysis is not intended as a substitute for careful tax planning. The tax matters relating to us and the transactions described herein are complex and are subject to varying interpretations. Each investor should consider the effect of (1) existing income tax laws, and (2) proposed changes in income tax laws according to its particular circumstances in reviewing this Offering Circular. Accordingly, with respect to specific federal income tax consequences related to an investment in the Units, each prospective investor should consult with and rely on his, her or its professional tax advisor. In no event should we, our Manager or any of our affiliates, counsel or any other professional advisors engaged by any of them, be considered as guarantors of the tax consequences of an investment in the Units. Members should look to, and rely on, their professional tax advisors with respect to the tax consequences of this investment.

THE FOLLOWING DISCUSSION ATTEMPTS TO CONSIDER MATERIAL U.S. FEDERAL INCOME TAX ISSUES INCIDENTAL TO AN INVESTMENT IN THE UNITS. IT IS NOT, HOWEVER, TO BE CONSIDERED A COMPLETE AND DEFINITIVE ANALYSIS OF THE TAXATION OF US OR

OF OUR MEMBERS. THE CONSIDERATIONS OF INDIVIDUAL MEMBERS MAY DIFFER ACCORDING TO THEIR INDIVIDUAL CIRCUMSTANCES.

ACCORDINGLY, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES ARISING FROM AN INVESTMENT IN THE UNITS, IN LIGHT OF HIS, HER OR ITS INDIVIDUAL TAX AND FINANCIAL SITUATION.

Classification as a "Partnership"

The federal income tax consequences described herein of owning Units are dependent upon our classification as a partnership for federal income tax purposes rather than as an association taxable as a corporation, and upon not being treated as a publicly-traded partnership that is taxable as a corporation.

In general, a non-corporate domestic entity with two or more owners will be treated as a partnership for federal income tax purposes unless the entity affirmatively elects to be treated as a corporation. We will not elect to be treated as a corporation. No ruling will be sought from the IRS that we will be treated as a partnership for federal income tax purposes.

A publicly-traded partnership is generally defined under Section 7704 of the Internal Revenue Code as any partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof.

The Treasury Regulations promulgated under Section 7704 of the Internal Revenue Code (the "Section 7704 Regulations") contain definitions of what constitutes an established securities market and a secondary market or the substantial equivalent thereof. They also set forth what transfers may be disregarded in determining whether such definitions are satisfied with respect to partnership activities. Our Manager does not believe that the Units are, or will be, traded on an established securities market or a secondary market or a substantial equivalent thereof as defined in the Section 7704 Regulations.

The Section 7704 Regulations provide certain safe harbors, the "secondary market safe harbors," which, after taking into consideration all transfers other than those deemed disregarded, may be satisfied to avoid classification of such transfers as being made on a secondary market or the substantial equivalent thereof. One of the secondary market safe harbors provides that interests in a partnership will not be considered tradable on a secondary market or the substantial equivalent thereof if the sum of the partnership interests transferred during any taxable year, other than certain disregarded transfers, does not exceed 2% of the total interest in the capital or profits of the partnership. Disregarded transfers include, among other things, transfers by gift, transfers at death, transfers between family members, distributions from a qualified retirement plan and block transfers, which are defined as transfers by a partner during any 30 calendar day period of partnership interests representing more than 2% of the total interest in a partnership's capital or profits. A second safe harbor from classification as a publicly-traded partnership is provided in the Section 7704 Regulations dealing with redemption and repurchase agreements as long as (1) the redemption or repurchase cannot occur until at least 60 calendar days after the partner's written notice to the partnership, (2) either (a) the redemption or repurchase price is established at least 60 calendar days after the partner's written notice to the partnership or (b) the redemption or repurchase price is established not more than four times during the partnership's taxable year and (3) the sum of percentage interests in partnership capital or profits transferred during the taxable year of the partnership does not exceed 10% of the total interests in partnership capital or profits. The Section 7704 Regulations also provide that the failure to satisfy a safe harbor provision under the Regulations will not cause a partnership to be treated as a publicly-traded partnership if, after taking into account all facts and circumstances, partners are not readily able to buy, sell or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market.

Our Operating Agreement limits Unit transfers of all types to transfers of Units and is intended to prevent us from being treated as a publicly-traded partnership that is taxable as a corporation. Due to the complex nature of the Section 7704 Regulations, however, and because any determination in this regard will necessarily be based upon facts not yet in existence at this time, no assurance can be given that the IRS will not challenge this conclusion or that we will not, at some time in the future, be deemed to be a publicly-traded partnership.

A partnership, even though "publicly-traded," will not be taxed as a corporation if 90% or more of its gross income each year consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gain from the disposition of real property and income and gains from certain natural resource activities. It is unknown whether 90% of our income would be qualifying income.

If we were taxable as an association taxable as a corporation, (1) our income, deductions and losses would not pass through to our members; (2) we would be required to pay federal corporate income taxes on our taxable income, thereby substantially reducing the amount of cash available for distribution to our members and resulting in "double taxation;" (3) state and local taxes also could be imposed on us; and (4) any distributions to our members from us, other than in redemption of capital contributions, would be treated as taxable dividends to the extent of our current and accumulated earnings and profits. In addition, a change in our status for tax purposes could be treated by the IRS as a taxable event, in which case our members could have a tax liability under circumstances in which they would not receive any cash distributions. If we were to be classified as a "publicly-traded partnership" that is not taxed as a corporation, our net income would be treated as portfolio income rather than passive income (see "– Passive Activity Loss Limitations" below). The balance of this discussion assumes that we will be classified as a partnership for federal income tax purposes and that we will not be treated as a publicly-traded partnership that is taxable as a corporation.

Members, Not Us, Subject to Tax

We are required to report to the IRS each item of our income, gain, loss, deduction, credit and items of tax preference. We will file federal and may file state partnership income tax returns, but we ourselves will not be subject to any federal income taxes and generally will not be subject to any state income taxes. Each member will report on such member's personal income tax return its distributive share of each item of our income, gain, loss, deduction, credit and tax preference. Each member will be taxed on its pro rata share of our taxable income, whether or not such member has received or will receive any cash distributions from us. Due to the nature of our business and investments, our members' share of our taxable income and the income tax payable by them with respect to such taxable income may exceed the cash distributed to them.

The characterization of an item of income or loss (i.e., as capital or ordinary) will usually be the same for a member as it is for us. The manner in which we will allocate income profit and losses among our members is set forth in our Operating Agreement. We intend for our allocation of income and loss to be made in a manner consistent with applicable Treasury Regulations and to have "substantial economic effect." If and to the extent the IRS believes one or more of our allocations lacks substantial "economic effect," the IRS may challenge such allocations.

Our income tax returns may be audited by the IRS, and such audit may result in the audit of the income tax returns of our members. Various deductions claimed by us on our returns could be disallowed in whole or in part pursuant to an audit, which would result in an increase in the taxable income or a decrease in our taxable loss with no associated increase in distributions with which to pay any resulting increase in tax liabilities of our members.

Each member is required to treat its share of our items on its return consistently with such member's treatment of the items on our income tax return, unless a member files a statement with the IRS identifying the inconsistency. Failure to satisfy this requirement could result in an adjustment to conform the treatment of the items by such member to the treatment of the items on our income tax return and may cause such member to be subject to penalties.

Audits of partnership items are conducted at our level in a single proceeding, rather than in separate proceedings with each member. Administrative adjustment of determinations of our items made on audit can be initiated by our Manager in its capacity as the Tax Matters Partner (the "TMP") or by any other member.

Suits challenging IRS determinations may be brought by our Manager, which has been designated as the TMP or, if the TMP fails to act, by other members owning certain minimum interests. All members generally will be bound (subject to certain exceptions) by the outcome of final partnership administrative adjustments by the IRS resulting from an audit handled by the TMP, as well as by the outcome of judicial review of such adjustments.

Potential investors should note that in the event our Manager causes us to elect to be treated as an "Electing Large Partnership" under the Internal Revenue Code, thereby enabling us to take advantage of simplified flow-through reporting of partnership items, any adjustments to our tax returns would be accounted for in the year such adjustments take effect, rather than the tax year to which such adjustments relate. Further, many adjustments will be borne at our level, which could reduce the cash otherwise available for distribution to our members. Any penalties and interest could also be borne at our level. Potential investors are urged to consult their own tax advisors with regard to the effect of simplified pass-through reporting and the changes to partnership audit procedures in effect as a consequence thereof.

Our Allocations

Allocations of Profits and Losses. Each member will be required to take into account its allocable share of our profits, loss and credits, whether or not any actual cash distributions are made to it during the tax year.

Under Section 704(b) of the Internal Revenue Code, a member's distributive share of any of our items of income, gain, loss, deduction or credit is governed by our Operating Agreement unless the allocation provided by our Operating Agreement does not have "substantial economic effect." The Treasury Regulations promulgated under Section 704(b) of the Internal Revenue Code provide certain "safe harbors" with respect to allocations that, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation that does not satisfy any of the "safe harbors" of these Treasury Regulations is determined in accordance with a member's interest in us, taking into account all facts and circumstances relating to the economic arrangements among our members. The allocation provided in our Operating Agreement are intended to have substantial economic effect, and our Operating Agreement expressly authorizes our Manager (by amendment of our Operating Agreement if necessary) to alter or revise the allocation of our profits, losses, gain or credit (but not distributions) for any tax year where our Manager deems it necessary or appropriate to have our allocations respected.

The Treasury Regulations under Section 704 of the Internal Revenue Code generally provide that an allocation does not have "economic effect" unless (1) a capital account is maintained for each partner in accordance with federal income tax accounting principles, (2) allocations of income, gain, loss and deduction are reflected by appropriate increases, or decreases, to the partners' capital account, (3) liquidation proceeds throughout the term of the partnership are to be allocated in accordance with the partners' positive capital account balances and (4) any partner with a deficit in his capital account following the distribution of liquidation proceeds is required to restore such deficit amount by making a capital contribution to the partnership, which amount is to be distributed to partners in accordance with their positive capital account balances or paid to creditors. The Treasury Regulations provide another test as an alternative to the fourth requirement, under which an allocation will have economic effect to the extent it does not create a deficit or increase an existing deficit in any partner's capital account balance and our Operating Agreement has provisions allocating income and gain to partners who do have deficit capital account balances. Our Operating Agreement contains provisions which are intended to substantially comply with requirements (1), (2) and (3) above. While no member is obligated to restore a negative capital account balance upon liquidation, our Operating Agreement is intended to satisfy the alternative test to the fourth requirement.

An allocation which has economic effect nevertheless may be disregarded by the IRS if the effect of the allocation is not "substantial." If at any time the allocations among partners do not have economic effect or are not substantial they will be made in accordance with the interests of the partners in the partnership. The Treasury Regulations indicate that the determination of a partner's interest in a partnership is made by taking into account all facts and circumstances relating to the economic arrangement of the partners. The Treasury

Regulations further provide that where capital accounts are maintained in accordance with the Treasury Regulations and liquidating distributions are to be made in accordance with positive capital account balances, the partners' interests in the partnership each year generally will be determined by comparing the manner in which distributions and contributions would be made if all partnership property were sold at book value and the partnership were liquidated immediately prior to the taxable year with the manner in which distributions and contributions would be made if the sale of partnership property at book value and liquidation occurred at the end of the taxable year. Allocations made under this rule generally would be similar to those provided in our Operating Agreement, although there is no assurance the IRS would not be successful in reallocating our taxable income or tax loss in a different manner with the result that the share of taxable income of members might be increased or their shares of tax losses decreased.

The Treasury Regulations state that an allocation of an item of loss or deduction (such as depreciation) attributable to a nonrecourse debt secured by a partnership property cannot have substantial economic effect. However, such an allocation is deemed to be made in accordance with the partners interests in the partnership if requirements (1), (2) and (3) of the economic effect test set forth above are satisfied, allocations of nonrecourse deductions are made among partners in a manner which is reasonably consistent with allocations which have substantial economic effect of some other significant partnership item attributable to assets securing the nonrecourse debt, our Operating Agreement contains a "minimum gain chargeback" (i.e., chargeback of income or gain to partners who have been allocated nonrecourse deductions equal to that partner's share of any net decrease in partnership minimum gain) and all other material allocations and capital account adjustments under our Operating Agreement are recognized under the Treasury Regulations. Our Operating Agreement contains provisions which are intended to comply with the requirements of the Treasury Regulations. If the nonrecourse debt allocation provision of the Treasury Regulations is not satisfied, the allocation of income, gain, loss and deduction attributable to nonrecourse indebtedness is to be made in accordance with the overall economic interests of our members in us.

There can be no assurance that the IRS will not challenge the allocations in our Operating Agreement on the grounds that they lack substantial economic effect or do not reflect a member's interest in us. If such a challenge were successful, all of our taxable income and tax loss would, for federal income tax purposes, be reallocated to our members in proportion to their respective interests in us, taking into account all facts and circumstances. In general, a member is entitled to deduct its allocable share of any of our tax losses only to the extent of the tax basis of his, her or its Units at the end of our tax year in which such loss occurs. The amount of such losses a member may deduct is also limited by the passive activity loss rules, the "at risk" rules and possibly other limitations.

Tax Basis: Effect of Cash Distributions and Reduction in Liabilities. Cash distributions and withdrawals, to the extent they do not exceed a member's basis in its Units, will not result in taxable income (or loss) to that member, but will reduce its tax basis in its Units by the amount distributed or withdrawn. To the extent that our cash distributions (or constructive cash distributions) exceed a member's adjusted tax basis in its Units, such distributions will be treated as gain from the sale or exchange of such member's Units. Generally, if a member has held Units for more than one year, any such gain will be a long-term capital gain. A distribution of property other than cash generally will not result in taxable income or loss to the member to whom it is distributed. However, upon liquidation of a member's Units where no property other than money, unrealized receivables and inventory is distributed to the member, a loss may be realized by such member to the extent of the excess of the member's adjusted basis of its Units over the sum of (1) any money distributed and (2) the basis to the member of any unrealized receivables and inventory distributed. A reduction in a member's share of our liabilities will be treated as a constructive cash distribution.

Tax Basis. The tax basis of a member's Units is significant in that it (1) measures the amount of gain or loss recognized upon the disposition of the Units, (2) determines the extent to which allocable losses may be deducted since, among other limitations, losses may only be deducted to the extent of the tax basis of the member's Units and (3) determines, in most cases, the tax consequences of distributions.

The tax basis of a member's Units is initially equal to the member's cash contribution to us along with its pro rata share of our liabilities as to which no member is personally liable. The basis is generally increased by the member's allocable share of our taxable income; and reduced (but not below zero) by the member's allocable share of our distributions and items of deduction and loss (including losses suspended under passive activity loss rules) and by the member's share of any decrease in our liabilities as to which no member is personally liable.

Any reduction in a member's share of our liabilities will be treated as a constructive cash distribution and thus may result in taxable income to the member, to the extent such constructive distribution exceeds the tax basis for the member's Units. For example, a reduction in our nonrecourse liabilities could result from a sale or foreclosure of our property.

"At Risk" Basis. Under the Internal Revenue Code, members who are individuals or closely held corporations are subject to the "at risk" rules. In general, these rules preclude a member from deducting losses that exceed that member's risk investment, and can create taxable income if the risk investment is reduced below zero. Under the Internal Revenue Code, a member's "risk investment" for loss limitation purposes will generally equal the amount of such member's cash contribution to us reduced by such member's allocable share of our losses and by distributions made by us and increased by such member's allocable share of our income. A member will also be considered "at risk" with respect to the member's share of any qualified nonrecourse financing. The "at risk" limitations are applied on an activity-by-activity basis. Losses that are not deductible by reason of the "at risk" limitations are carried forward to future years and are deductible in such years against income from us, subject to the same limitations.

A reduction in a member's share of our qualified nonrecourse financing would cause previously claimed losses to be recaptured should such reduction cause the member's "at risk" investment to fall below zero.

Disposition of Units

In the event a member should dispose of its Units in a taxable transaction, any recognized gain or loss will generally be treated as long-term capital gain or loss except for that portion of any gain attributable to such member's share of our "unrealized receivables" and "inventory items" as defined in Section 751 of the Internal Revenue Code, which portion would be taxable as ordinary income, provided the member is not a "dealer" in the Units, and has held the Units for more than one year. Generally, a member will recognize capital gain or loss on a sale or other taxable disposition of Units in an amount equal to the difference between the amount realized by such member on such sale or disposition and such member's tax basis in such Units. In addition, both the tax basis in Units and the amount realized on a sale of Units would include the member's allocable share of our liabilities. A member acquiring Units at different prices may be required to maintain a single aggregate adjusted tax basis in its Units, and, upon sale or other disposition of some Units, to allocate a portion of such aggregate tax basis to Units sold (rather than maintaining a separate tax basis in each Unit for purposes of computing gain or loss on a sale of such Unit). To the extent a taxpayer has Section 1231 gain, the taxpayer must recapture as ordinary income the aggregate amount of any non-recaptured net Section 1231 loss such taxpayer had during the five most recent preceding taxable years.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of capital losses per year against ordinary income without regard to capital gains. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may carry forward unused capital losses indefinitely.

Passive Activity Loss Limitations

The passive activity loss limitations apply to individuals, trusts, estates, personal service corporations and, in modified form, closely-held C corporations. In general, these rules limit the deductibility of losses from passive activities, which generally include losses attributable to any rental activity or other business activity in which the taxpayer does not materially participate, to the income generated from the taxpayer's other passive activities. A taxpayer will generally be treated as materially participating in an activity only if the taxpayer is involved in the operations of the activity on a regular, continuous, and substantial basis. Therefore, an equity interest in an entity taxed as a partnership, such as the Units, will typically be treated as an interest in which such member does not materially participate. In general, a natural person may utilize our tax losses, if any, to offset net income (and associated tax liability) from his or her passive activities and may utilize his or her tax losses from his or her passive activities to offset his or her net income, if any, from us that is not characterized as portfolio income. However, any "excess" loss cannot be utilized to offset the taxpayer's income from other sources, such as "active income" (i.e., wages and active trade or business income) or "portfolio income" (i.e., dividend, interest, royalty and annuity income and gains derived from assets producing portfolio income).

Portfolio income of a passive activity is taken into account separately from other items relating to the activity. Portfolio income of the activity generally is not taken into account in determining passive income or loss from the activity. Rather, such portfolio income is treated as non-passive income of the taxpayer which is "portfolio income." Some of the interest we collect from our loans will be treated as generating portfolio income under special rules that characterize income, but not loss, from certain passive activities as portfolio income. In our case, these special rules apply to "equity-financed lending activities" as such term is defined in the Treasury Regulations. An equity-financed lending activity is one that involves a trade or business of lending money financed with equity rather than liabilities incurred in the activity. Generally, if the average outstanding balance of our liabilities attributable to our lending activities does not exceed 80% of the average outstanding balance of our interest-bearing assets held in the activity for the year, then we will have an "equity-financed lending activity," and a portion of our interest income from our lending activities will be characterized as portfolio income. The amount to be characterized as portfolio income during any calendar year may not exceed our net income from our lending activities during such calendar year. Notwithstanding the characterization of a portion of our interest income as portfolio income, any net loss from our lending activities will still be treated as a passive loss and any net loss from our lending activities may be carried over and deducted against any future income from our activities despite its characterization as portfolio income. We may also realize portfolio income from interest earned on cash invested in interest-bearing accounts. If that occurs, each member will be required to report on its tax return its share of the portfolio income regardless of the losses realized by us from such operations.

If an individual member has no net passive income or his or her passive losses exceed his or her passive income, the "excess loss" may not be used to offset the individual member's other taxable income and must be carried forward to future years to offset passive income recognized in those years under the same rules. Therefore, an individual member will receive no current benefit from our losses to the extent that the individual member has no passive activity income from other sources during that tax year.

Upon a taxable disposition of a taxpayer's entire interest in a passive activity to an unrelated party, suspended losses with respect to that activity will then be allowed as a deduction against: first, income or gain from that activity, including gain recognized on such disposition; second, income or gain for the taxable year from other passive activities; and finally, non-passive income or gain. Treasury Regulations provide, however, that similar undertakings which are under common control and owned by pass-through entities such as partnerships are generally aggregated into a single activity. Accordingly, suspended passive activity losses derived from a specific property may not be available to members to offset non-passive income from other sources until the sale or other disposition of the last of our assets.

As discussed above, income we generate will generally constitute both passive activity income and portfolio income to our members. Any passive activity income we generate will constitute passive activity income; however, if we were deemed to be a publicly-traded partnership which is not taxed as a corporation because of the qualifying income exception, partnership income would generally be treated as portfolio income rather than passive income. Our Manager does not anticipate that we will be a publicly-traded partnership, but no assurances can be given in this regard.

Market Discount

We may purchase loan investments for an amount substantially less than the remaining principal balance of the loan investments. Such purchase will create a "market discount" for U.S. federal income tax purposes. The market discount accrues ratably on a daily basis over the remaining term of the loan. With respect to each principal payment we receive on the loan, we will recognize a portion of the payment attributable to accrued market discount as ordinary income. We will also recognize accrued market discount as ordinary income upon the disposition or redemption of the loan. Any gain in excess of the accrued market discount and accrued interest generally will be capital gain. If we incur debt to finance the acquisition of such loan and we do not make an election to include the market discount in income currently as it accrues, certain of our interest deductions attributable to such financing may be deferred until the market discount is includible in income.

Treatment of Gain or Loss on Sale of Our Assets

In general, gains or losses recognized by us on a sale or exchange of a capital asset will be treated as capital gain or loss under the Internal Revenue Code. If, however, it is determined that we are a "dealer" in real estate-related assets for federal income tax purposes, any gain or loss on the sale or other disposition of the real estate-related assets would be treated as ordinary income or loss.

A "dealer" is a taxpayer who holds assets primarily for sale to customers in the ordinary course of the taxpayer's trade or business. Whether an asset is held primarily for sale to customers in the ordinary course of business is determined from all the facts and circumstances surrounding the particular asset and sale in question. We intend to acquire real estate-related assets for investment. The resolution of our status as a "dealer" is dependent on facts which will not be known until the time an asset is sold or held for sale.

Syndication and Organizational Expenditures

Expenditures for the organization and syndication of partnerships are not deductible in the year in which they are paid or accrued. Syndication expenses, such as commissions we pay with respect to investments in us, must be capitalized and cannot be amortized or otherwise deducted. However, with respect to organizational expenses, we may elect, for U.S. federal income tax purposes, to deduct up to $5,000 (subject to certain limitations) of organizational expenses in the year in which we begin business and ratably deduct the remainder of such expenses over the 180-month period beginning with the month in which we begin business. We have not yet determined whether we will make such election.

Alternative Minimum Tax

Individual and corporate taxpayers have potential liability for alternative minimum tax. Certain items from us could affect a member's alternative minimum tax liability. Since such liability is dependent upon each member's own circumstance, members should consult their own tax advisors concerning the alternative minimum tax consequences of being a member.

Withholding Taxes

Notwithstanding anything to the contrary contained in our Operating Agreement, we are authorized to withhold, out of any distributions that would otherwise be made to any member, an amount equal to the amount of any taxes, fees or other charges we determine that we are required to withhold under applicable law with respect to such member. Any amounts so withheld shall be paid to the appropriate governmental authorities and shall be charged to the capital account of such member.

New Unearned Income Medicare Tax

Under the Health Care and Education Reconciliation Act of 2010, amending the Patient Protection and Affordable Care Act, high-income U.S. individuals, estates and trusts will be subject to an additional 3.8% tax on net investment income in tax years beginning after December 31, 2012. For these purposes, net investment income includes interest and gains from sales of debt investments. In the case of an individual, the tax will be 3.8% of the lesser of the individual's net investment income or the excess of the individual's modified adjusted gross income over $250,000 in the case of a married individual filing a joint return or a surviving spouse,

$125,000 in the case of a married individual filing a separate return, or $200,000 in the case of a single individual. U.S. members that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership of our Units.

Extension of Reduced Tax Rate Provisions

The Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 extended the sunset provisions for tax rate reductions. For taxable years beginning after December 31, 2012, the 15% capital gains tax rate for non-corporate taxpayers is currently scheduled to increase to 20%, and the long-term maximum rate on ordinary income is scheduled to increase to 39.6%.

Investment by Tax-Exempt Entities

Tax-exempt entities are generally exempt from federal income tax but are subject to tax on UBTI. UBTI is generally income derived from either (1) an unrelated trade or business (including a trade or business conducted by an entity taxed as a partnership in which such tax-exempt entity holds an equity interest) or (2) "debt-financed" income.

If we are deemed to be engaged in the trade or business of lending money or are deemed to hold loans primarily for sale to customers in the ordinary course of business, or if we owned any property that is subject to "acquisition indebtedness," as defined below, then a portion of our income or gain would constitute UBTI to tax-exempt investors.

"Acquisition indebtedness" includes:

- indebtedness incurred in acquiring or improving property, including indebtedness incurred to fund or acquire a loan;
- indebtedness incurred before the acquisition or improvement of property (including a loan), if such indebtedness would not have been incurred but for such acquisition or improvement; and
- indebtedness incurred after the acquisition or improvement of property (including a loan), if such indebtedness would not have been incurred but for such acquisition or improvement and the incurrence of such indebtedness was reasonably foreseeable at the time of such acquisition or improvement.

Also, we intend to structure our operations in a manner to minimize the recognition of UBTI, but the resolution of these matters is dependent on facts which will not be known until the future, so no assurances can be given in this regard.

A tax-exempt member other than a charitable remainder trust that has UBTI in any tax year from all sources of more than $1,000 will be subject to taxation on such income. A charitable remainder trust that receives any UBTI during a taxable year will be subject to a 100% excise tax on such UBTI.

All tax-exempt investors, especially charitable remainder trusts, are strongly urged to consult their own tax advisors regarding the tax aspects, including the UBTI ramifications, of an investment in the Units.

Penalties

Under Section 6662 of the Internal Revenue Code, a 20% penalty is imposed on any portion of an underpayment of tax attributable to: (1) negligence, defined as any failure to make a reasonable attempt to comply with the Internal Revenue Code, or a careless, reckless or intentional disregard of federal income tax rules or regulations; (2) any substantial understatement of income tax; or (3) any substantial valuation misstatement.

In general, a "substantial understatement of income tax" exists if the actual income tax liability of the taxpayer exceeds the income tax liability shown on its tax return by the greater of 10% of the actual income tax liability and $5,000 ($10,000 in the case of a C corporation).

A substantial valuation misstatement generally occurs if the value (or the adjusted basis) of any property claimed on a return is 200% or more of the amount determined to be the correct value or adjusted basis. The penalty doubles if the property's valuation is misstated by 400% or more.

A penalty will not be imposed on an underpayment of tax attributable to negligence, a substantial understatement of income tax, or a substantial valuation misstatement which is attributable to (1) the income tax treatment of any item shown on the return if there is "substantial authority" for the taxpayer's treatment of such item on his return, or (2) any item with respect to which the taxpayer (a) adequately discloses on his return the relevant facts affecting the item's income tax treatment and (b) there is a reasonable basis for the item's tax treatment by the taxpayer, unless the understatement is attributable to a "tax shelter." A "tax shelter" is defined for this purpose to include a partnership (or other entity) that has as "a significant purpose" the avoidance or evasion of federal income tax. Regardless of whether the understatement is attributable to a tax shelter, the penalty will be abated with respect to any portion of an understatement if the taxpayer had reasonable cause and acted in good faith.

Based on our investment objectives, our Manager believes there are substantial grounds for a determination that we do not constitute a tax shelter for these purposes; however, it is possible that we may be considered a tax shelter and that certain partnership tax items could be considered tax shelter items within the meaning of Section 6662 of the Internal Revenue Code.

In addition, Section 6662A of the Internal Revenue Code imposes a separate penalty on an understatement resulting from (1) any listed transaction or (2) any reportable transaction other than a listed transaction with a significant tax avoidance purpose. A listed transaction is a reportable transaction that is the same as, or substantially similar to, a transaction specifically identified by the IRS as a tax avoidance transaction for purposes of Section 6011 of the Internal Revenue Code. A reportable transaction is any transaction with respect to which information is required to be included with a return or statement because, as determined under Treasury Regulations prescribed under Section 6011 of the Internal Revenue Code, the IRS has determined that such transaction has a potential for tax avoidance or evasion. The amount of the penalty is generally 20% of the understatement, which increases to 30% if the transaction was not properly disclosed.

One type of reportable transaction is a loss transaction. This type of transaction, subject to certain exceptions, as relevant here, is any investment resulting in a partnership or any non-corporate partner claiming a loss under Section 165 of the Internal Revenue Code of at least $2 million in any single taxable year or $4 million in aggregate Section 165 losses in the taxable year that the investment is entered into and the five succeeding taxable years combined. For this purpose, a Section 165 loss includes an amount deductible under a provision of the Internal Revenue Code that treats a transaction as a sale or other disposition or otherwise results in a deduction under Section 165 of the Internal Revenue Code.

Although the IRS has issued guidance that would exclude certain loss transactions from the definition of reportable transactions, it is nonetheless possible that we could engage in a reportable transaction by realizing a Section 165 loss, or aggregate Section 165 losses, which would meet the dollar amount thresholds described above. However, merely engaging in a reportable transaction does not mean that the tax treatment of the activities is improper. No penalty applies to a reportable transaction understatement if the taxpayer shows (1) that there was a reasonable cause for the understatement and that the taxpayer acted in good faith, (2) the relevant facts of the transaction were adequately disclosed as provided in applicable Treasury Regulations, (3) there is, or was, substantial authority for the claimed tax treatment and (4) the taxpayer reasonably believed that the tax treatment was more likely than not proper. A taxpayer may not rely on the opinion of a disqualified advisor. A disqualified advisor is an advisor that participated in the preparation of documents that (a) establish a partnership, (b) describe the transaction or (c) relate to the registration of the transaction with any governmental body.

STATE AND LOCAL TAX CONSIDERATIONS

In addition to the federal income tax aspects described above, prospective investors should consider the potential state and local tax consequences of an investment in our company. Each prospective investor is advised to consult his, her or its own tax advisor to determine whether the state in which he or she is a resident imposes an income tax upon his, her or its share of the taxable income of our company, or an estate or inheritance tax, whether an income tax or other return must also be filed in those states where we operate or acquire real property, and whether a state may impose an entity-level tax directly on us.

We will inform each member of such member's share of income or losses to be reported to each state. Personal exemptions may be allowed by some states and may reduce the amount of tax owed, if any, to a particular state. We may be required to withhold state taxes from distributions to our members or pay state or local taxes. Any such withholding or payment would reduce distributions by us to our members.

To the extent that a non-resident member pays tax to a state by virtue of our operations within that state, such member may be entitled to a deduction or credit against tax owed to such member's state of residence with respect to the same income and should consult his, her or its tax advisor in that regard. In addition, payment of such state taxes may constitute a deduction for federal income tax purposes.

ERISA CONSIDERATIONS

General

The following is a summary of some of the considerations associated with an investment in us by Benefit Plans, as defined above and which include benefit plans subject to the fiduciary provisions in Part 4 of Title I of ERISA, or ERISA Plans, and "plans" defined in Section 4975(e)(1) of the Internal Revenue Code (such as IRAs and Keogh plans) that may not be otherwise subject to such fiduciary provisions of ERISA ("Non-ERISA Plans"), but are subject to the prohibited transaction provisions of Section 4975 of the Internal Revenue Code. In addition, the below should be considered before an investment by an entity the assets of which are deemed to be "plan assets" under Section 3(42) of ERISA and DOL Regulation 2510.3-101 (as amended by Section 3(42) of ERISA). ERISA Plans, Non-ERISA Plans and Benefit Plan Entities are collectively referenced below as "Benefit Plans." This summary is based on the provisions of ERISA and the Internal Revenue Code, each as amended through the date of this Offering Circular and the relevant regulations, opinions and other authority issued by the DOL and the IRS. We cannot assure an investor that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment. This summary does not address issues relating to governmental plans, church plans, and foreign plans that are not subject to ERISA or the prohibited transaction provisions of Section 4975 of the Internal Revenue Code but that may be subject to similar requirements under other applicable laws. Such plans must determine whether an investment in Units is in accordance with applicable law and the plan documents.

Each fiduciary of a Benefit Plan seeking to invest plan assets in us must, taking into account the facts and circumstances of each such Benefit Plan, consider, among other matters:

- whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;
- whether, under the facts and circumstances pertaining to the Benefit Plan in question, the fiduciary's responsibility to the Benefit Plan has been satisfied;
- whether the investment will produce UBTI to the Benefit Plan (see "Material U.S. Federal Income Tax Considerations – Investment by Tax-Exempt Investors"); and
- the need to value the assets of the Benefit Plan annually.

Under ERISA, an ERISA Plan fiduciary's responsibilities include the following duties:

- to act solely in the interest of ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of ERISA Plan administration;
- to invest ERISA Plan assets prudently;
- to diversify the investments of the ERISA Plan, unless it is clearly prudent not to do so;
- to ensure sufficient liquidity for the ERISA Plan;
- to ensure an investment in us is made in accordance with the documents and instruments governing the ERISA Plan, including the ERISA Plan's investment policy; and
- to consider whether an investment in us will constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

ERISA also requires that the assets of an ERISA Plan be held in trust or a duly named fiduciary or investment manager have exclusive authority and discretion to manage and control the assets of the ERISA Plan.

Minimum Distribution Requirements

Potential investors who intend to purchase Units in their IRAs, and any trustee of an IRA or other fiduciary of a Benefit Plan considering an investment in us, should take into consideration the limited liquidity of an investment in the Units as it relates to applicable minimum distribution requirements under the Internal Revenue Code for the IRA or other Benefit Plan. If the Units are still held in the IRA or other Benefit Plan and our investments have not yet been sold at such time as mandatory distributions are required to commence to the IRA beneficiary or other Benefit Plan participant, Section 401(a)(9) of the Internal Revenue Code will likely require that a distribution in kind of the Units be made to the IRA beneficiary or other Benefit Plan participant. Any such distribution in kind of Units must be included in the taxable income of the IRA beneficiary or other Benefit Plan participant for the year in which the Units are received at the then-current fair market value of the Units without any corresponding cash distributions with which to pay the income tax liability arising out of any such distribution. The fair market value of any such distribution in kind will be only an estimated value per Unit and there can be no assurance that such estimated value could actually be realized by an investor because (1) estimates do not necessarily indicate the price at which Units could be sold and (2) no public market for Units exists or is likely to develop. See "-Annual Valuation" below.

Plan Assets – Significant Participation Exception

Section 3(42) of ERISA and DOL Regulation 2510.3-101 (as amended by Section 3(42) of ERISA) (together, the "Plan Asset Regulation") contains rules for determining when an investment by a Benefit Plan in an entity will result in the underlying assets of the entity being considered assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Internal Revenue Code (i.e., "plan assets"). Those rules provide that assets of an entity such as the Company in which a Benefit Plan makes an equity investment will generally be deemed to be the assets of the Benefit Plan, unless the entity satisfies one or more of the exceptions described in the Plan Asset Regulation. We intend to satisfy one or more of the exceptions described below.

Exception for Insignificant Participation by Benefit Plan Investors

The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a Benefit Plan if equity participation in the entity by Benefit Plans is not significant. An equity participation in an entity is not deemed to be significant if Benefit Plans hold less than 25% of the value of each class of equity interests in that entity (the "25% Ownership Limitation"). The 25% Ownership Limitation is calculated by excluding from consideration (i.e., treating as not outstanding) investments in us by persons with discretionary authority or control over our assets, by any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and by "affiliates" (as defined in the regulations issued under ERISA) of such persons.

The Plan Asset Regulation provides that the 25% Ownership Limitation applies at the time of an acquisition by any person of the equity interests of the entity. In addition, the DOL takes the position that a redemption of an equity interest by an investor constitutes the acquisition of an equity interest by the remaining investors (through an increase in their percentage ownership of the remaining equity interests). The DOL position necessitates the testing of whether the 25% Ownership Limitation has been exceeded at the time of a redemption of the Units.

It is the current intention of our Manager to monitor investments in us to ensure that the aggregate investment by Benefit Plans in any class of our equity interests does not exceed the 25% Ownership Limitation. As a result, our Manager does not expect our underlying assets to be deemed to be "plan assets" under the Plan Asset Regulation. If the 25% Ownership Limitation is exceeded with respect to our company, and no other exception under the Plan Asset Regulation applies, our underlying assets will be treated as "plan assets" of investing Benefit Plans. To the extent our assets are deemed to be "plan assets," our Manager will be an ERISA fiduciary with respect to each ERISA Plan that holds any Units, and our transactions will be subject to the general prudence and fiduciary responsibility provisions of ERISA. In addition, it will be necessary for our Manager to monitor our transactions for compliance with the prohibited transaction rules of ERISA or the Internal Revenue Code.

There can be no assurances regarding whether the 25% Ownership Limitation will be exceeded. For example, the limit could be unintentionally exceeded if a Benefit Plan Investor misrepresents its status. Our Manager, in its sole discretion, reserves the unconditional right to reject for any reason any subscription for Units, including for purposes of assuring the 25% Ownership Limitation is not exceeded. Our Manager, in its sole discretion, shall also have the right to compulsorily redeem all or some Units held by an investor in certain instances, which would include instances where such action is necessary for the investments in us to be below the 25% Ownership Limitation. In addition, our Manager may delay, suspend or limit withdrawal rights, in whole or in part, when compliance with such rights would result in our assets becoming "plan assets" under ERISA.

Prohibited Transactions

As noted above, Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Benefit Plans from engaging in certain transactions involving plan assets with certain specified parties. The specified parties are referred to as "parties in interest," as defined in Section 3(14) of ERISA, and as "disqualified persons," as defined in Section 4975(e)(2) of the Internal Revenue Code. If we are deemed to hold plan assets under the Plan Asset Regulation, our Manager could be characterized as a "fiduciary" with respect to such assets, and would thus be a "party in interest" under ERISA and a "disqualified person" under the Internal Revenue Code with respect to investing Benefit Plans.

If our Manager were to be characterized as a fiduciary, and therefore a party in interest, with respect to investing Benefit Plans, various transactions between our Manager or its affiliates and us could constitute prohibited transactions because a fiduciary may not deal with plan assets in its own interest or represent a person whose interests are adverse to those of the Benefit Plan in a transaction involving plan assets. If this were the case, absent a statutory or administrative exemption applicable to the transaction, a prohibited transaction could be deemed to occur between an investing Benefit Plan and our Manager.

Even if the assets of the Company are not deemed to be "plan assets" for purposes of ERISA and the Internal Revenue Code, Units may not be purchased with the assets of a Benefit Plan if our Manager or any of its affiliates, or any of their respective employees, either: (1) has investment discretion with respect to the investment of such Benefit Plan's assets; (2) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (3) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (1) or (2) of the preceding sentence is a fiduciary under ERISA and the Internal Revenue Code with respect to the Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Internal Revenue Code.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLAN INVESTORS IS IN NO RESPECT A REPRESENTATION BY THE MANAGER, THE MANAGER'S AFFILIATES, THE COMPANY OR ANY OTHER PARTY RELATED TO THE COMPANY THAT AN INVESTMENT IN THE COMPANY WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION. THE PERSON WITH INVESTMENT DISCRETION FOR SUCH PLAN SHOULD CONSULT WITH HIS, HER OR ITS ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN THE COMPANY IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN AND THE INFORMATION PROVIDED IN THIS OFFERING CIRCULAR.

Prohibited Transactions – Consequences

If a fiduciary of a Benefit Plan causes the assets of the plan to be transferred to a "disqualified person" or if the fiduciary uses the assets of the plan for its own benefit, a non-exempt prohibited transaction under the Internal Revenue Code may occur. If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not "corrected" in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, our Manager and possibly other fiduciaries of Benefit Plans subject to ERISA who permitted the prohibited transaction to occur, or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in the Units, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code, thereby subjecting the assets of the plan to immediate taxation.

Although IRAs, Keogh Plans and similar arrangements are not subject to ERISA, they are subject to the provisions of Section 4975 of the Internal Revenue Code, prohibiting transactions with disqualified persons and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with us or any of our affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with us or any of our affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in the Units with assets of the IRA.

Units may be purchased or owned by investors who are investing assets of Benefit Plans. Our acceptance of an investment by a Benefit Plan should not be considered to be a determination or representation by us or any of our affiliates that such an investment is appropriate for a Benefit Plan meets the relevant legal requirements with respect to that Benefit Plan or that the investment is appropriate for such Benefit Plan. In consultation with its advisors, each prospective IRA or Keogh Plan investor should carefully consider whether an investment in the Units is appropriate for, and permissible under, the terms of the governing documents.

By purchasing our Units, a Benefit Plan will be deemed to represent that the purchase and holding of such Unit(s) is not a prohibited transaction under ERISA or the Internal Revenue Code.

Annual Valuation

Fiduciaries of ERISA Plans are required to determine annually the fair market value of the assets of such ERISA Plans, typically, as of the close of the ERISA Plan's fiscal year. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year. To enable the fiduciaries of ERISA Plans subject to the annual reporting requirements of ERISA to prepare reports relating to an investment in us, our Manager is required to furnish an annual statement of estimated Unit value to the investors. During this Offering and for the first three full fiscal years following the termination of the Offering, the value of a Unit will be deemed to be $100, and no valuations will be performed. Thereafter, the annual statement will report the estimated value of each Unit based upon the estimated amount a Unitholder would receive if all our assets were sold as of the close of our fiscal year for their estimated values and if such proceeds, without reduction for selling expenses, together with our other funds, were distributed in our liquidation. Such estimated values will be based upon annual valuations of our assets performed by our Manager, and no independent appraisals will be obtained. Such valuations may not satisfy the requirements imposed upon fiduciaries under ERISA for all ERISA Plans. The estimated value per Unit will be reported to investors as soon as practicable following completion of the valuation process. There can be no assurance that:

- the estimated value per Unit will actually be realized by us or by the investor upon liquidation in part because estimates do not necessarily indicate the price at which assets could be sold; or
- investors could realize estimated net asset value if they were to attempt to sell their Units, because no public market for Units exists or is likely to develop.

RESTRICTIONS ON TRANSFERABILITY

Our Operating Agreement and state and federal securities laws impose substantial restrictions on the transferability of our Units. A member may not sell, assign or transfer all or a portion of its Units if such transfer would cause the number of holders of Units to exceed 1,999 members. Before selling or transferring any Units, a member must obtain the written consent of our Manager and comply with applicable requirements of federal and state securities laws and regulations, including the financial suitability requirements of such laws or regulations. It is highly unlikely that any market for our Units will develop and prospective investors should view the Units solely as a long-term investment.

In addition, our Operating Agreement provides that an assignee of Units may not become a substitute member without meeting certain conditions and without consent to such substitution by our Manager, which consent our Manager may withhold in its sole discretion. If an assignee is not admitted to our company as a substitute member, such assignee will have no right to vote on company matters, will have no right to information relating to our business and will have no right to participate in the management of our business and affairs. Such assignee is only entitled to receive the share of profits and distributions, and return of contributions, to which a member would otherwise be entitled.

LITIGATION

There is no past, present or pending litigation against the Company or its officers, directors or key personnel in their capacities as such that has had or may have a material effect on our business, financial condition or operations. Subscribers seeking legal advice should retain their own counsel and conduct any due diligence they deem appropriate to verify the accuracy of the representations or information set forth in this Offering Circular.

REPORTS TO MEMBERS

Members will be entitled to receive from us:

- an audited year-end balance sheet, income statement and a statement of changes in financial position as soon as such statements become available, which is expected to be 90 days after the end of each fiscal year;
- unaudited quarterly statements regarding our performance, cash distribution information and other material information as soon as such statements become available, which is expected to be 45 days after the close of each of our fiscal quarters;
- all information necessary for the preparation of members' individual income tax returns, which is expected to be available not later than 75 days after the end of each fiscal year; and
- such other information as our Manager may, in its sole discretion, elect to distribute from time to time.

ADDITIONAL INFORMATION

Investors and their advisors are invited to review, at our Manager's offices, or at a mutually agreed upon location at any reasonable hour and after reasonable prior notice, any materials reasonably available to our Manager and its management relating to our business, this Offering, any information set forth in this Offering Circular or any other matter deemed by the investor to be material to a decision to purchase Units.

Our Manager will answer all inquiries from investors and their advisors concerning these matters and will afford investors and their advisors the opportunities to obtain any additional information (to the extent our Manager possesses such information or can acquire it without unreasonable effort or expense) necessary to verify the accuracy of the information set forth in this Offering Circular.

FINANCIAL STATEMENTS

RMB FUND 1, LLC

Balance Sheet
As of December 31, 2012

ASSETS

Cash	$	28,831
Investments		2,114,526
Notes Receivable		122,000
Interest Receivable		21,038
Prepaid and Other Assets		258,414
TOTAL ASSETS	**$**	**2,544,809**

LIABILITIES & EQUITY

Accrued & Other Liabilities	$	236,000
Interest Payable		10,125
Redemptions Payable		170,071
TOTAL LIABILITIES	**$**	**416,196**
Contributions	$	2,054,293
Net Income		74,320
TOTAL EQUITY	**$**	**2,128,613**
TOTAL LIABILITIES & EQUITY	**$**	**2,544,809**

RMB FUND 1, LLC

Income Statement
For the Period from May 1, 2012 to December 31, 2012*

Income		
Interest Income – Investments	$	71,865
Interest Income – Other		2,780
Referral Fee Income		34,515
Total Income	**$**	**109,160**
Expenses		
Legal Expenses	$	1,675
Interest Expense		30,833
Office Expense		12
Licenses And Bonds		325
Bank Charges		240
Miscellaneous		1,755
Total Expenses	**$**	**34,840**
Net Income	**$**	**74,320**

* All adjustments, including those of a normal recurring nature, necessary for a fair statement of results for all interim periods have been included.

RMB Fund 1, LLC

Statement of Cash Flows
For the Period from May 1, 2012 to December 31, 2012

Cash from Operations		
Net Income from Continuing Operations	$	74,320
Accounts Payable and Accrued Liabilities	$	406,071
Interest Payable		10,125
Net Cash from Operations	$	490,516
Cash Flows from Investing		
Notes Receivable from Related Parties	$	(122,000)
Interest Receivable		(21,038)
Investments		(2,114,526)
Capital Expenditures		(258,414)
Net Cash from Investing	$	(2,515,978)
Cash Flow from Financing		
Contributions	$	2,054,293
Net Cash from Financing	$	2,054,293
Increase in Cash	$	28,831
Cash Beginning of Year		—
Cash End of Year	$	28,831

APPENDIX A

SUBSCRIPTION AGREEMENT

RMB Fund 1, LLC

Subscription Agreement

DOCUMENT CHECKLIST

Please check to confirm you have completed the following items:

___ All parties (account holders) have signed and dated where required (including Form W-9).

___ Investor Information section has been completed for all account types. (Please be sure date of birth, social security number, zip code and telephone numbers have been included.)

___ Distribution Option section has been completed.

Please check the box or indicate N/A (not applicable) for the items below:

___ If the subscription is for a Trust, the entire Trust Document, including signature page and trustee page, have been included.

___ If the subscription is for an IRA or other Qualified or Custodial Account, all of the following have been completed:

- ☐ IRA Information Section has been completed.
- ☐ This agreement has been sent to Custodian for signature.
- ☐ Custodian has provided a Corporate Charter.
- ☐ Custodian has provided a Form W-9 (Form W-9 is attached).

___ If the subscription is for a corporate, LLC, or partnership account, the Articles of Partnership or Incorporation and a W-9 have been included.

___ If there are third party signatures on this agreement, the Powers of Attorney authorizing such signatures have been included.

PLEASE MAIL THIS SUBSCRIPTION COMPLETED AGREEMENT AND YOUR CHECK TO:

RMB Fund 1, LLC
Suite 250
6750 Via Austi Parkway
Las Vegas, Nevada 89119
Attention: Andrew Menlove

RMB Fund 1, LLC

Subscription Agreement

SUBSCRIPTION INFORMATION

Dollar Amount of Subscription: $________________

Check Payable to: **"RMB Fund 1, LLC"**

Number of Units (as defined herein) To Be Purchased: _______________

___ INITIAL INVESTMENT

OR

___ ADDITIONAL INVESTMENT

INVESTOR INFORMATION

Account Registration and/or Entity Name:

____

This should be the formal account title for accounts requiring more than a natural person name in the account title, such as IRA, trust, corporate account, etc. Information for the primary person on the account can be added below once the account title is complete.

Primary Investor Name:

____

Primary Investor Social Security Number: __ __ __-__ __-__ __ __ __

OR

Tax Identification Number (for entity accounts): __ __-__ __ __-__ __ __ __

Date of Birth: __ __/__ __/__ __ __ __

Telephone Number: __ __ __- __ __ __- __ __ __ __

E-mail Address (Please include):_______________________________________

Preferred Password for online portal (if available):________________________

Street Address (Cannot be a P.O. Box)___________________________________

___________________ ___________________ _______

(City) (State) (Zip)

ACCOUNT TYPE

(Please check one)

___ Individual

___ Join Tenant With Right of Survivorship (JTWROS)

___ Trust-Irrevocable (taxable beneficiary)

___ Trust-Custodial

___ Trust-Revocable

___ Corporate

___ LLC

___ LP

___ Community Property

___ Simple IRA*

___ Rollover IRA*

___ IRA*

___ ROTH IRA*

___ Trust-Irrevocable (tax-exempt beneficiary)*

___ Other ________________

* indicates Qualified Account

For Tax-Advantaged and Custodial Accounts:

- Please complete the IRA Information section.
- Please have the Custodian sign this Subscription Agreement.
- Distribution/dividend checks will be sent only to the Custodian on these types of accounts, and Custodians must also sign any transfer or change requests on the account.

DISTRIBUTION OPTION

(Please check one)

___ **Deposit distributions directly into my account** *(not available for qualified or custodial accounts)*

I authorize RMB Real Estate L.L.C. (the "Manager") or any of its agents (together, "RMB") to deposit my distributions to the checking or savings account identified below. The authority will remain in force until I notify RMB in writing to cancel it. In the event that RMB deposits funds erroneously into my account, RMB is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name:____

ABA/ Routing Number:____

Account Number:____

___ **Send distributions via check to my home address** *(not available for qualified or custodian accounts)*

___ **Send distributions via check to alternate payee listed here** *(not available for qualified and custodial accounts without custodial approval):*

Name:____

Street Address (cannot be a P.O. Box):____

______________________ ______________________ __________

(City) (State) (Zip)

For direct deposit, please attach a voided check here.

(not available for qualified or custodial accounts)

IRA INFORMATION

(Qualified and Custodial Accounts Only)

Custodian Name: ____________________

Custodian Account Number: ____________________

Custodian Address: ____________________

City, State, Zip:____________________

Custodian Tax Identification Number:____________________

Custodian Telephone: __ __ __- __ __ __- __ __ __ __

Name of IRA Owner(s) & Tax Identification Number(s):____________________

Name of IRA Beneficiary(ies) & Tax Identification Number(s):____________________

____

SECONDARY INVESTOR INFORMATION

(JTWROS and Community Property Accounts Only)

Secondary Investor Name:____________________

Secondary Investor Social Security Number: __ __ __-__ __-__ __ __ __

Date of Birth: __ __/__ __/__ __ __ __

Telephone Number: __ __ __- __ __ __- __ __ __ __

E-mail Address:____________________

Street Address (cannot be a P.O. Box):____________________

____________________	____________________	__________
(City)	(State)	(Zip)

INVESTOR STATEMENTS

In order to induce the Company to accept this Subscription Agreement and as further consideration for such acceptance, I hereby make the following acknowledgments, representations and warranties with the full knowledge that the Company will expressly rely on the following acknowledgments, representations and warranties in making a decision to accept or reject this Subscription Agreement:

1. The Company is hereby authorized to execute on my behalf, as my attorney-in-fact, a signature page to the Operating Agreement (as defined herein), and attach such signature page to the Operating Agreement, and upon attachment, I acknowledge and agree that I shall be bound by the terms and conditions of the Operating Agreement in the form executed and delivered.

2. I hereby adopt, confirm and agree to all of the covenants, representations and warranties set forth in this Subscription Agreement.

3. I hereby certify that I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of an investment in the Units.

4. I hereby represent and warrant, in addition to the other representations and warranties contained herein, that I qualify under the following categories (**initial all applicable categories**):

    _______ (a) By reason of my business or financial experience, I have the capacity to protect my own interests in connection with the purchase of the Units.

    _______ (b) I have a preexisting personal or business relationship with the Company, the Manager, or any of their officers or directors, of a nature and duration as would allow me to be aware of the character, business acumen, general business and financial circumstances of the Manager or of the person with whom such relationship exists.

5. I hereby represent and warrant that I am a resident of one of the following states: Arizona, California, Colorado, Florida, Nevada or Utah.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF INVESTOR

1. I acknowledge that I have received, read and fully understand the Company's Registration Statement on Form 1-A, and the Offering Circular therein, with all exhibits and attachments thereto (the "Registration Statement"). I acknowledge that I am basing my decision to invest in units of limited liability company membership interests of the Company (the "Units") on the Registration Statement, and I have relied only on the information contained in said materials and have not relied upon any representations made by any other person. I understand that an investment in the Units is speculative and involves substantial risks and I am fully cognizant of and understand all of the risk factors relating to a purchase of the Units, including, but not limited to, those risks set forth under "Risk Factors" in the Registration Statement.

2. I understand as described in the Registration Statement that despite the commercially reasonable efforts of the Company, the Manager, and their affiliates, to limit the occurrence of non-exempt prohibited transactions under the Internal Revenue Code of 1986, as amended (the "Code"), such transactions may occur by reason of my purchase of Units of the Company and that such transactions may have a negative tax impact on certain parties related to the IRA such as the IRA owners, beneficiaries, custodian, registered investment adviser, and broker-dealer. Furthermore, I understand that the management of the Company will be impacted by reason of the Company's assets being deemed "plan assets" under the Code and Employment Retirement Income Security Act of 1974 ("ERISA"). I have consulted with the appropriate legal, tax or similar advisors with respect to the appropriateness of the plan's investment in the Company in light of the matters described in the Registration Statement under "ERISA Considerations—Prohibited Transactions."

3. I shall promptly notify the Manager in the event that there any changes with respect to my representations or information provided in this Subscription Agreement and shall promptly respond to any future requests for information by the Manager for purposes of complying with the Code.

4. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Units will not cause such overall commitment to become excessive. I have adequate means of providing for my financial requirements, both current and anticipated, and have no need for liquidity in this investment. I can bear and am willing to accept the economic risk of losing my entire investment in the Units.

5. I acknowledge that the sale of the Units to me has not been accompanied by the publication of any advertisement or by any general solicitation, including any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or by any seminar or meeting whose attendees have been invited by a general solicitation.

6. All information that I have provided to the Company herein concerning my suitability to invest in the Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement. I hereby agree to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Subscription Agreement.

7. I have had the opportunity to ask questions of, and receive answers from, the Company and the management of the Manager concerning the Company, the creation or operation of the Company, or the terms and conditions of the offering of the Units, and to obtain any additional information deemed necessary. I have been provided with all materials and information requested by either me or others representing me, including any information requested to verify any information furnished to me.

8. I am purchasing the Units for my own account and for investment purposes only and have no present intention, agreement or arrangement for the distribution, transfer, assignment, resale or subdivision of the Units. I understand that, due to the restrictions, and the lack of any market existing or to exist for the Units, my investment in the Company will be highly illiquid and may have to be held indefinitely.

9. I hereby adopt the Amended and Restated Limited Liability Company Operating Agreement of RMB Fund 1, LLC (the "Operating Agreement") as a member of the Company.

10. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of Nevada, except as to the type of registration of ownership of Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

11. I hereby covenant and agree that any dispute, controversy or other claim arising under, out of or relating to this Subscription Agreement or any of the transactions contemplated hereby, or any amendment thereof, or the breach or interpretation hereof or thereof, shall be exclusively determined and settled in binding arbitration in the County of Clark, State of Nevada, in accordance with the rules and procedures of the American Arbitration Association. The prevailing party shall be entitled to an award of its reasonable costs and expenses including, but not limited to, attorneys' fees, in addition to any other available remedies. Any award rendered therein shall be final and binding on each and all of the parties thereto and their personal representatives and judgment may be entered thereon in any court of competent jurisdiction.

12. I hereby agree to indemnify, defend and hold harmless the Company and all of its members, officers, managers, affiliates and advisors from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished to any of the foregoing in connection with this transaction. This indemnification includes, but is not limited to, any damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees) incurred by the Company, the Manager, or any of their members, managers, officers, affiliates or advisors defending against any alleged violation of federal or state securities laws that is based upon or related to any untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished to any of the foregoing in connection with this transaction.

13. If an entity, I represent and warrant to the Company that the entity is duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of organization, formation or incorporation, and that it has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Operating Agreement, and to subscribe for and purchase Units hereunder. The entity's purchase of Units and the execution, delivery and performance of this Subscription Agreement and the Operating Agreement have been authorized by all necessary corporate or other action on the entity's behalf, and this Subscription Agreement and the Operating Agreement are the entity's legal, valid and binding obligations, enforceable against the entity in accordance with their respective terms.

14. If a natural person, I represent and warrant to the Company that I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Operating Agreement.

15. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or any interest herein, and any purported transfer shall be void; (b) I hereby acknowledge and agree that I am not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement will be binding on my heirs, successors and personal representatives; provided, however, that if the Company rejects this Subscription Agreement, this Subscription Agreement shall be automatically canceled, terminated and revoked; (c) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (d) within five days after receipt of a written request from the Company, the undersigned agrees to provide such information and to execute and deliver such documents as may be reasonably necessary to comply with any and all laws and regulations to which the Company is subject; and (e) the representations and warranties of the undersigned set forth herein shall survive the sale of the Units pursuant to this Subscription Agreement. I further certify that I am not subject to any back-up withholding due the Internal Revenue Service.

(Signature block on following page)

SIGNATURES

______________________________ ______________
Account Holder Signature **Date**

______________________________ ______________
Second Account Holder Signature **Date**

______________________________ ______________
Custodian Signature **Date**

Required for Qualified or Custodial Accounts (IRA, Roth IRA, Simple IRA and other custodial accounts).

APPENDIX B

FORM OF AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF RMB FUND 1, LLC

RMB FUND 1, LLC
a Nevada Limited Liability Company

FORM OF
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS OPERATING AGREEMENT OR THE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS (THE "MEMBERSHIP INTERESTS") DESCRIBED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
RMB FUND 1, LLC**

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (THE "AGREEMENT") is entered into as of the [__] day of [__], 2013, by and among RMB Real Estate, LLC, a Nevada limited liability company (the "Manager"), and such other persons who hereafter may execute a counterpart of this Operating Agreement and become Members of the limited liability company.

ARTICLE I
THE COMPANY

1.1 Formation. The Company was formed as a Nevada Limited Liability Company on May 17, 2012, pursuant to, and in accordance with, the provisions of the Act.

1.2 Name. The name of the Company shall be RMB FUND 1, LLC (the "Company") and all business of the Company shall be conducted in such name except as the Manager may otherwise determine.

1.3 Manager. The name and address of the Manager of the Company is as follows:

RMB Real Estate, LLC
6750 Via Austi Pkwy, Suite 250
Las Vegas, NV 89119

1.4 Purpose.

(a) The Company was formed for the purposes of a private investment fund that will be engaged in an investment strategy in real estate investment, marketing and sales including debt and equity positions.

(b) The Company shall operate solely for the purposes specified in this Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business that is not reasonably necessary or appropriate to the accomplishment of its purposes, and no Member shall have any authority to hold itself out as a general agent of the Company in any other business or activity.

1.5 Place of Business. The principal place of business of the Company shall be located at 6750 Via Austi Pkwy, Suite 250, Las Vegas, NV 89119, or at such other place as may be approved by the Manager.

1.6 Registered Agent for Service. The Company's initial registered agent for service of process is the Manager at 6750 Via Austi Pkwy, Suite 250, Las Vegas, NV 89119. The Manager may designate a different registered agent, in Manager's sole discretion, from time to time.

1.7 Term. The term of the Company shall commence on the date hereof and shall continue perpetually until the winding up and liquidation of the Company and completion of its business following a Liquidating Event, as provided in Article XII hereof.

1.8 Statutory Compliance. The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Nevada. The Members shall make all filings and disclosures required by, and shall otherwise comply with, all such laws.

1.9 Title to Property. All property owned by the Company shall be owned by the Company as an entity, and no Member shall have any ownership interest in such property in its individual name or right, and each Member's interest in the Company shall be personal property for all purposes. The Company shall hold all of its property in the name of the Company and not in the name of any Member.

1.10 Payments of Individual Obligations. The Members shall use the Company's credit and assets solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any obligation that is unrelated to the business of the Company.

1.11 Definitions. Capitalized words and phrases used in this Agreement have the following meanings:

(a) **"Act"** means the Nevada Limited Liability Company Act, as amended from time to time (or any corresponding provisions of succeeding law).

(b) **"Adjusted Capital Account Deficit"** means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account of any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.7042(g)(1) and 1.704-2(I)(5); and

(ii) Debit to such Capital Account of the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(c) **"Affiliate"** means any Person who or which, directly or indirectly, controls or is controlled by or is under common control with such Person, where the term "control" (including the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(d) **"Agreement"** means this Amended and Restated Limited Liability Company Operating Agreement, as amended from time to time.

(e) **"Allocation Period"** means any period with respect to which allocations are made pursuant to Section 3.1 hereof.

(f) **"Assets"** means the Capital Contributions contributed by the Members pursuant to Section 2.1, and all Property acquired by the Company.

(g) **"Bankruptcy"** means, with respect to any Person:

(i) the filing of an application by the Person for, or a consent to, the appointment of a trustee of the Person's assets;

(ii) the filing by the Person of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing the Person's inability to pay debts as they come due;

(iii) a general assignment by such Person for the benefit of creditors;

(iv) the filing by the Person of an answer admitting the material allegations of, or the Person's consenting to, or defaulting in answering a bankruptcy petition filed against the Person in any bankruptcy proceeding; or

(v) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating the Person bankrupt or appointing a trustee, custodian, receiver or liquidator of such Person's assets, which order, judgment or decree continues unstayed and in effect for any period of sixty (60) days.

(h) **"Business Day"** means any day, other than a Saturday or a Sunday, on which the banks are open in Las Vegas Nevada.

(i) **"Capital Contributions"** means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Interest held by such Member pursuant to the terms of this Agreement.

(j) **"Code"** means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(k) **"Company"** means the limited liability company formed by this Agreement and the company continuing the business of this Company in the event of dissolution as herein provided.

(l) **"Company Minimum Gain"** has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(m) **"Contribution and Subscription Agreement"** means the Company's subscription agreement, as amended from time to time, utilized by the Company for the sale of the LLC Interests described therein and herein.

(n) **"Depreciation"** means, for each Fiscal Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deductions for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

(o) **"Determination Date"** means a date as of which a determination will be made whether the Manager is entitled to a distribution and shall be the last day of any Allocation Period.

(p) "**Distributable Proceeds**" mean all cash available for distribution as determined by the Manager.

(q) "**Final NAV Capital Account Balances**" means with respect to the Members as of any Determination Date, the Interim NAV Capital Account Balance with respect to the Members for the applicable Allocation Period, adjusted to take into account (i) the aggregate amount of any Distributions to the Members during the applicable Allocation Period and (ii) the aggregate amount of any Capital Contributions made by the Members during such Allocation Period.

(r) **"Fiscal Year"** means (I) the period commencing on the effective date of this Agreement and ending on December 31, 2012 (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant Article III hereof.

(r) **"Gross Asset Value"** means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset as determined by the Manager;

(ii) The Gross Asset Values of all assets shall be adjusted to equal their respective gross fair market values as of the following times: (x) the acquisition of an additional Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (y) the distribution by the Company to a Member of more than a de minimis amount of property in consideration for an Interest; and (z) the liquidation of the Company within the meaning of Regulations Section 1.7041(b)(2)(ii)(g); *provided, however,* that adjustments pursuant to clauses (x) and (y) above shall be made only if the Manager reasonably determine that such adjustments are necessary to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Manager; and

(iv) The Gross Asset Values of assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.7041(b)(2)(iv)(m) and Sections 1.11(cc) and Article III hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.11(r)(iv) to the extent the Manager determine that an adjustment pursuant to Section 1.11(r)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.11(r)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Section 1.11(r)(i), Section 1.11(r)(ii), or Section 1.11(r)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing profits and losses.

(s) **"High Water Mark"** means, with respect to the Members as of any Determination Date (which is the last day of each Allocation Period), the amount established by determining for each Member the higher of (i) the excess of (a) the High Water Mark for the prior Allocation Period over (b) the aggregate amount of any Distributions to the Members during the prior Allocation Period and (ii) the Final NAV Capital Account Balances with respect to the Members for the prior Allocation Period.

(t) **"Interest"** means an ownership interest in the Company, including any and all benefits to which the holder of such an interest may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

(u) **"Interim NAV Capital Account Balances"** means, with respect to the Members as of any Determination Date, the Final NAV Capital Account Balance with respect to the Members as of the end of the prior Allocation Period or, with respect to a new Member, the Member's Opening Capital Account Balance, increased by the items of income, gain, deduction and loss properly allocable to the Members with respect to the current Allocation Period but without taking into account (i) any Distributions made to the Members during the current Allocation Period or (ii) Capital Contributions made by the Members during such Allocation Period.

(v) **"Liquidating Event"** has the meaning set forth in Section 12.1.

(w) **"Manager"** means RMB Real Estate, LLC which shall be the Manager of the Company and shall be vested with full authority to conduct and manage the business of the Company in its sole and absolute discretion.

(x) "**Member**" means each Person admitted as a Member of the Company, including the Manager.

(y) **"Member Nonrecourse Debt"** has the meaning set forth in Section 1.7042(b)(4) of the Regulations.

(z) **"Member Nonrecourse Minimum Gain"** means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(aa) **"Member Nonrecourse Deductions"** has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(bb) **"Members"** means those Persons hereafter admitted as Members pursuant to the terms of this Agreement. "Member" means any one of the Members.

(cc) **"Net Asset Value"** means the aggregate fair market value of all Assets of the Company, less the aggregate fair market value of all recourse liabilities of the Company and all other liabilities secured by Company assets (but not in excess of the value of such assets).

(dd) **"New Appreciation"** means, as of any Determination Date, the amount by which the Members' Interim NAV Capital Account Balances for the current Allocation Period exceeds the High Water Mark for the applicable Allocation Period. If the Members' Interim NAV Capital Account Balances for the current Allocation Period is exceeded by the High Water Mark for the applicable Allocation Period, the New Appreciation shall be zero for that Allocation Period.

(ee) **"Nonrecourse Deductions"** has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(ff) **"Nonrecourse Liability"** has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(gg) **"Percentage Interest"** means, with respect to each Member, such Member's percentage interest in the Company.

(hh) **"Person"** means any individual, Member, limited liability company, corporation, trust, or other entity.

(ii) **"Property"** means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

(jj) **"Regulations"** means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(kk) **"Regulatory Allocations"** has the meaning set forth in Section 3.3.

(ll) **"Subscription Agreement"** means with respect to the Company, the document executed by a Member at the time of their subscription for and purchase of a Membership Interest in the Company.

(mm) **"Tax Matters Member"** means the Manager or Member designated by the Manager from time to time as the Tax Matters Member pursuant to Code Section 6231(a)(7) or any successor provision and in any similar capacity under state or local law.

(nn) **"Transfer"** means, as a noun, any voluntary or involuntary transfer, sale, pledge or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or otherwise dispose of.

ARTICLE II
MEMBERS' CAPITAL CONTRIBUTIONS

2.1 Members. Each Member shall make a Capital Contribution to the Company in the form of a bank check, cash, real property or otherwise immediately available funds, concurrently with the execution of this Agreement. The initial Capital Contribution of each member shall be at least One Thousand Dollars ($1,000.00) or such other amount as the Manager may permit in their sole discretion.

2.2 Member's Suitability Requirements. Only Members who meet certain suitability standards, including the ability to afford a complete loss of their investment, will be admitted as Members to the Company. Members will be limited to "Accredited Investors" as that term is defined in Rule 501 of Regulation D of Securities Act.

2.3 Members' Representations, Warranties and Covenants. Each Member hereby represents, warrants, and covenants that:

(a) **No Registration.** The Interests in the Company evidenced by this Agreement have not been registered under the Securities Act of 1933, 15 U.S.C. §§ *15b et seq.*, or any state securities laws (collectively, the "Securities Acts") because the Company is issuing Interests in the Company in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving a public offering.

(b) **Reliance on Members' Representations.** The Company has relied upon the representation made by each Member that such Member's Membership Interest in the Company is to be held by such Member for investment.

(c) **Disclaimer.** This Agreement was drafted by counsel for the Company and said counsel has in no way undertaken to represent any Member individually with respect to the negotiation and drafting of this Agreement. Each Member acknowledges that the Manager has encouraged each other Member to seek competent counsel in connection with the negotiation of the terms and conditions of this Agreement, and that such Member has had an adequate opportunity to do so. Before acquiring any Membership Interest in the Company, each Member has investigated the Company and its business, and the Company has made available to each Member all information necessary for such Member to make an informed decision to acquire a Membership Interest in the Company.

(d) **No Distribution.** Accordingly, each Member hereby represents and warrants to the Company that such Member is acquiring the Membership Interests for such Member's own account, for investment and not with a view to, or for resale in connection with, any distribution of thereof. No such other Person has any interest in or right with respect to the Membership Interest issued to such Member, nor has such Member agreed to give any Person any such interest or right in the future.

(e) **Restrictions on Transfer.** Each Member further agrees that such Member will not transfer their LLC Interest to any person unless: (i) such person agrees to be bound by the representations and warranties contained in this Section 2.3; (ii) to transfer such LLC Interest only to other persons in the future who agree to be similarly bound; and (iii) is a permitted transferee hereunder. Any transfer in violation of this Agreement shall be null and void and shall have no effect.

(f) **No Public Market.** Each Member recognizes that no public market exists with respect to the Membership Interests and no representation has been made that such a public market will exist at a future date.

(g) **No Advertisement.** Each Member hereby represents that such Member has not received any advertisement or general solicitation with respect to the sale of the Interests.

(h) **Pre-Existing Personal or Business Relationship.** Each Member acknowledges that such Member has a pre-existing personal or business relationship with the Company or its Members, managers, officers or directors, or, by reason of such Member's business or financial experience, or the business or financial experience of such Member's business or financial advisors (who are not affiliated with the Company), could be reasonably assumed to have the capacity to protect such Member's own interest in connection with the purchase of the Interests and to evaluate the merits and risks of such Member's investment in the Company. Each Member further acknowledges that such Member is familiar with the financial condition and prospects of the Company's business, and has discussed the current activities of the Company with the other Members. Each Member believes that the Interests are securities of the kind such Member wishes to purchase and hold for investment, and that the nature and amount of the Interests are consistent with such Member's investment program. Each Member is able to bear the risks of an investment in the Company, and at the present time could afford a complete loss of such investment.

(i) **Indemnity.** Each Member understands the meaning and consequences of the representations, warranties and covenants made by such Member set forth herein and that the Company has relied upon such representations, warranties and covenants. To the fullest extent permitted by law, each Member hereby indemnifies, defends, protects and holds wholly free and harmless the Company from and against any and all losses, damages, expenses or liabilities arising out of the breach and/or inaccuracy of any such representation, warranty and/or covenant. All representations, warranties and covenants contained herein, and the indemnification contained in this Section 2.3, shall survive the execution of this Agreement and the formation, dissolution and liquidation of the Company.

(j) **Rescission.** In the event the Company discovers any breach and/or inaccuracy of any of the representations, warranties and/or covenants contained herein by any Member, the Company may, at the Company's election, rescind the issuance of the Membership Interest in the Company issued to such Member. Upon such rescission by the Company, any such Member shall be conclusively presumed to have immediately transferred such Member's Membership Interest in the Company to the Company and to have withdrawn from the Company. In the event of any such rescission, any capital contributions of such Member may, at the election of the Company, be retained and applied in satisfaction of the indemnity described in Section 2.3(i) above.

(k) **Internal Revenue Code Section 754 Elections and Obligations.** Each Member receiving the benefits of any election under the Internal Revenue Code of 1986 (the "Code"), Section 754, 743(b), or 734(b) shall be responsible to pay, or to reimburse the Company for, the direct and/or indirect costs associated with such election in an amount equal to the portion of such costs that corresponds to the ratio of the positive Capital Account balance of such Member prior to such election compared to the positive Capital Account balances of all such benefited Members prior to such election.

2.4 Initial Capital Contributions. Each Member shall contribute to the capital of the Company as the Member's initial Capital Contribution the money specified in the Company's Subscription Agreement and Purchaser Questionnaire and Counterpart Signature Page attached hereto. If a Member fails to make the initial Capital Contributions specified in Subscription Agreement and Purchaser Questionnaire and Counterpart Signature Page within the time prescribed therein, no Membership Interest shall be issued to such prospective Member, and such prospective Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney fees caused by the failure to make the initial Capital Contribution. The Manager shall have the authority to contribute capital to the Company in the form of a capital contribution on the same terms and conditions as the other Members pursuant to the Company's Contribution and Subscription Agreement.

2.5 Additional Capital Contributions. The Members may make additional Capital Contributions from time to time in minimum increments of One Thousand Dollars ($1,000.00).

2.6 Member's Minimum Capital Account Balance. Members are required to maintain a minimum balance of One Thousand Dollars ($1,000.00) in their respective capital accounts. If the balance of a Member's capital account falls below One Thousand Dollars ($1,000.00), the Managers may, in their sole discretion, terminate such Member's LLC Membership Interest and return the balance of the funds contained in the Member's capital account.

2.7 Other Matters. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as Member, except as otherwise provided in this Agreement and the Company's Contribution and Subscription Agreement.

ARTICLE III
ALLOCATIONS

3.1 Profits and Losses.

(a) All items of the Company's income, gain, loss and deduction as determined for book purposes shall be allocated among the Members and credited or debited to their respective Capital Accounts in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible (i) that such allocations satisfy the economic effect equivalence test of Treasury Regulations Section 1.704-1(b)(2)(ii)(i) (as provided hereinafter) and (ii) that all allocations of items that cannot have economic effect (including credits and nonrecourse deductions) are allocated to the Members in accordance with the Members' interests in the Company, which, unless otherwise required by Code Section 704(b) and the Treasury Regulations promulgated thereunder, shall be in proportion to their Interest Percentages as determined at such time. To the extent possible, items that can have economic effect shall be allocated in such a manner that the balance of each Member's Capital Account at the end of any Performance Period (increased by the sum of (a) such Member's share of company "minimum gain" as defined in Treasury Regulations Section 1.704-2(g)(1) and (b) such Member's share of member "nonrecourse debt minimum gain" as defined in Treasury Regulations Section 1.704-2(i)(5)) would be positive to the extent of the amount of cash that such Member would receive (or would be negative to the extent of the amount of cash that such Member would be required to contribute to the Company, if any) if the Company sold all of its property for an amount of cash equal to the book value (as determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)) of such property (reduced, but not below zero, by the amount of nonrecourse debt to which such property is subject) and all of the cash of the Company remaining after payment of all liabilities (other than nonrecourse liabilities) of the Company were distributed in liquidation immediately following the end of such taxable year in accordance with Section 12.2.

(b) Income and Loss Following Liquidation Event. Consistent with the provisions of Section 3.1(a) above, all items of income gain, deduction or loss arising in or after a taxable year that includes a Liquidation Event (and, to the extent necessary and permitted under Code Section 761(c), the prior taxable years) shall be allocated among the Members as reasonably determined by the Manager so that, to the maximum extent possible, after giving effect to the allocation of all items but before adjusting the Capital Accounts to reflect liquidating distribution(s) under Section 12.2, the Capital Account balance of each Member is positive in the amount that such Member would receive pursuant to Section 12.2 This Section 3.1(b) is intended to result in a final Capital Account balance of zero for each Member, determined after taking into account all allocations of income gain, deduction and loss required to be made pursuant to this Section 3.1 and all distributions pursuant to Section 12.2, and shall be interpreted and applied consistently with such intent.

(c) Items of loss allocated pursuant to Section 3.1(a) or (b) hereof shall not exceed the maximum amount that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.1(a) hereof, the limitation set forth in this Section 3.1(c) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

3.2 Special Allocations. The following special allocations shall be made in the following order:

(a) **Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Company Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 3.2(a) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(b) **Member Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse

Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 3.2(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(c) **Qualified Income Offset.** In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 3.2(c) shall be made only if and to the extent that such Member would have Adjusted Capital Account Deficit after all other allocations provided for this Article III have been tentatively made as if this Section 3.2(c) were not in the Agreement.

(d) **Code Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts, as a result of a distribution to a Member in complete liquidation of Interests, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(e) **Nonrecourse Deductions.** Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members in proportion to their Percentage Interests.

(f) **Member Nonrecourse Deductions.** Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-1T(b)(4)(iv)(h).

(g) **Special Allocation of Interest.** Deductions attributable to interest paid to a Member with respect to a loan made by such Member to the Company shall be specially allocated to such Member.

(h) **Payments to Members.** In the event that any amount paid or payable to any Member which the Company deducted or intended to deduct are disallowed as deductions for federal income tax purposes (or it is determined that such amounts are no longer allowable as deductions), (i) the amounts thus disallowed or no longer allowable will be allocated to the Member which received them as income, and (ii) notwithstanding any provision herein to the contrary, the balance of the redetermined income or loss of the Company for the taxable year in question shall, to the extent permitted by law, be allocated among the Members to obtain the same allocation of Company income or loss (after giving effect to the income allocated pursuant to clause (i) hereof) as would have been obtained for such taxable year if the amounts thus disallowed or no longer allowable had been proper deductions by the Company.

3.3 Curative Allocations. The allocations set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d), 3.2(e), and 3.2(f) hereof ("Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 3.3. Therefore, notwithstanding any other provision of this Article III (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 3.1 and 3.2(g). In exercising its discretion under this Section 3.3, the Manager shall take into account future Regulatory Allocations under Sections 3.2(a) and 3.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 3.2(e) and 3.2(f).

3.4 Other Allocation Rules.

(a) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their shares of Company income and loss for income tax purposes.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses and any such other items shall, except as otherwise provided herein, be determined on a daily, monthly or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

3.5 Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.11(r)(i) hereof).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.11(r)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.5 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items of gain or loss, or distributions pursuant to any provisions of this Agreement.

ARTICLE IV
DISTRIBUTIONS

4.1 Distributions. Except as provided in Section 4.2, Section 4.3, Section 5.4, and Section 12.2, hereof, Distributable Proceeds shall be distributed by the Manager at such times as the Manager shall determine, as follows:

(a) Distributable Proceeds attributable to New Appreciation shall be distributed 80% to the Members in proportion to their Percentage Interests and 20% to the Manager; and

(b) All other Distributable Proceeds shall be distributed to the Members in proportion to their Percentage Interests.

4.2 Tax Distributions. Notwithstanding the provisions of Section 4.1, the Members shall receive distributions within ninety (90) days following the close of the Company's Fiscal Year equal to the sum of the product, determined separately of (a) the net ordinary income and the net capital gains of the Company for such Fiscal Year and (b) the maximum applicable combined marginal rate for federal and state individual income tax applicable to such income and gains, taking into account the deduction for state income taxes provided for in Code Section 164(a)(3). The state of each Member's address listed in the records of the Company shall be referred to for purposes of the calculation of the state income tax rate provided for in this Section 4.2.

4.3 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article IV for all purposes under this Agreement. The Company is authorized to withhold from distribution to the Members and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law and shall allocate such amounts to the Members with respect to which such amounts were withheld.

4.4 Limitations on Distributions. Notwithstanding the provisions of Section 4.1, if Losses are allocated to a Member in any calendar quarter, profits allocated to such Member in subsequent calendar quarters shall not be distributed until the Capital Account of such Member equals the sum of the initial Capital Contribution and any additional Capital Contributions made by such Member.

ARTICLE V
WITHDRAWALS FROM CAPITAL ACCOUNTS

5.1 Limitation on Withdrawals from Capital Accounts. Except as expressly provided herein, no member shall be entitled to withdraw all or any portion of his Capital Account, or any portion thereof, except as provided herein.

5.2 Form of Distributions. No Member shall have the right to demand and receive property other than cash in return for his contribution, although the Manager may make distribution in kind in their sole and exclusive discretion.

5.3 Return of Distributions. When any Member has rightfully received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Company for any sum, not in excess of the amount returned, to the extent necessary to discharge Company liabilities to any creditor who extended credit to the Company during the period that the contribution was held by the Company or whose claim arose before such return. No provision of this Agreement shall be construed as guaranteeing the return, either by the Manager or by the Company, of all or any part of the capital contributions made to the Company by any Member.

5.4 Voluntary Withdrawals. Subject to the provisions of this Section 5.4, ninety (90) days after the making of any capital contribution (the "Lock-Up Period"), a Member may, upon thirty (30) days' prior written notice, withdraw any or all of its initial capital contribution from its capital account, or withdraw from the Fund, to the extent that such withdrawal is allocable to such capital contribution. Investors will be permitted to withdraw profit allocations (in excess of their initial capital contribution) on a monthly basis commencing thirty (30) days from their initial capital contribution upon thirty (30) days' prior written notice to the Manager. Withdrawals of initial capital contributions from a Member's Capital Account prior to the expiration of the ninety (90) day period will only be made in circumstances considered by the Manager, after reasonable inquiry, to be extraordinary. The following circumstances would be considered by the Manager to be extraordinary and warrant redemption prior to the end of the ninety (90) day lock-up period:

(a) When the holding of the investment by a Member becomes impractical or illegal;

(b) in the event of a Member's death or total disability;

(c) in the event key personnel of the Manager die, become incapacitated, or cease to be involved in the management of the Company for an extended period of time;

(d) in the event of a merger or reorganization of the Company;

(e) in order to avoid a materially adverse tax or regulatory outcome; or

(f) in order to keep the pool's assets from being considered "plan assets" under ERISA.

Amounts withdrawn (net of reserves and expenses for legal, accounting and administrative costs associated with such withdrawal) (the "Withdrawal Proceeds") generally will be paid in U.S. dollars within thirty (30) business days of the Withdrawal Date applicable to any such request for withdrawal. Amounts withheld and reserved for contingencies or other matters will be distributed as promptly as practicable.

5.5 Mandatory Withdrawals. The Manager may (i) terminate the interest of any Member in the Company at the end of any calendar month, upon at least ten (10) days' prior written notice and (ii) terminate the interest of any Member at any time upon at least five (5) days' prior written notice, if, among other reasons, the Manager determine that the continued participation of such Member in the Company might cause the Company, the Manager, or any Member to violate any law, to require registration as an Investment Company under the Investment Company Act of 1940 or as an Investment Advisor under the Investment Advisors Act of 1940, or if any litigation is commenced or threatened against the Company or any Member arising out of, or relating to, the participation of such Member in the Company.

5.6 Suspension of Withdrawals. The Manager may suspend the payment of any withdrawals from the Members' capital accounts (i) for any period during which, as determined in good faith by the Manager, (a) any stock exchange or over–the-counter market on which a substantial part of the securities directly or indirectly owned by the Company are traded is closed (other than weekend and holiday closings) or trading on any such exchange or market is restricted or suspended, or (b) there exists a state of affairs that constitutes a state of emergency (a breakdown occurs in any of the means normally employed in ascertaining the value of a substantial part of the assets of the Company), as a result of which disposal of the securities owned by the Company is not reasonably practicable or it is not reasonably practicable to determine fairly the value of its assets, (ii) during the existence of any state of affairs which, in the sole opinion of the Manager, makes the determination of the price, value or disposition of the Company's investments impractical or prejudicial to the non-withdrawing Members, (iii) in the event that withdrawals or distributions, in the opinion of the Manager, results in violation of applicable law, or (iv) in the event that all Members, in the aggregate, request withdrawals of twenty-five percent (25%) or more of the Company's Net Worth as of any date of withdrawal. All Members will be notified of any such suspension, and the termination of any such suspension, by means of a written notice.

5.7 Redemption. Redemption of Interests will be processed on a first come first serve basis. The window to request to redeem shares is ten (10) business days following the first Tuesday of the end of each calendar quarter. The redemption requests will be processed and paid out on the first business day of the following quarter. The redemption price will be at a ten percent (10%) discount calculated off of NAV of the quarter prior to which the redemption was requested. Funds available for redemption shall be limited only to amounts in excess of eighty percent (80%) of earnings of the previous quarters without Member approval.

ARTICLE VI
MANAGEMENT OF THE COMPANY

6.1 General. Except as otherwise provided in this Agreement, the Manager, acting on behalf of all Members, shall have the exclusive right, full authority and responsibility to manage the business, operations and affairs of the Company and to make all decisions regarding the activities of the Company in its sole and absolute discretion. In this regard, the Manager shall determine the title by which any member serving as a Manager shall be designated.

6.2 Authority of the Manager. Subject to the limitations and restrictions set forth in this Agreement (including, without limitation, those set forth in this Article VI), the Manager, is hereby granted the right, power and authority, which may be possessed by "managers" (as that term is defined in the Act) under the Act to do on behalf of the Company all things which, in such Manager's sole judgment, are necessary, proper or desirable for the conduct of the Company's business, including, but not limited to the following:

(a) invest, hold, sell, trade, on margin or otherwise, and otherwise deal in domestic, stocks, bonds, equities, funds, real estate investments whether debt or equity and short or long term investment strategies, including leverage of such assets up to two (2) times the Company's equity;

(b) open, maintain and close accounts with brokers, dealers, banks, currency dealers and others, including the Manager and its affiliates, and issue all instructions and authorizations to entities regarding the purchase and sale of assets, or entering into, as the case may be instruments or agreements consistent with the objectives and purposes of the Company, and to open, maintain and close bank accounts and authorize checks or other orders for the payment of monies;

(c) acquire, lease, sell, hold or dispose of any assets or investments in the name or for the account of the Company, or enter into any contract or endorsement in the name or for the account of the Company with respect to any such assets or investments or in any other manner bind the Company to acquire, lease, sell, hold or dispose of any such assets or investments whatsoever on such terms as the Manager shall determine and to otherwise deal in any manner with the assets of the Company in accordance with the purposes of the Company;

(d) borrow money, post margin on securities or enter into transactions having a similar leveraging effect or for temporary purposes on behalf of the Company, from any source or with any party, upon such terms and conditions as the Manager may deem advisable and proper, to execute promissory notes, drafts, bills of exchange and other instruments and evidences of indebtedness and to secure the payment thereof by mortgage, pledge or assignment of or security interest in all or any part of property then owned or thereafter acquired by the Company, and refinance, recast, modify or extend any of the obligations of the Company and the instruments securing those obligations;

(e) employ, retain, or otherwise secure or enter into contracts, agreements and other undertakings with persons in connection with the management, operation and administration of the

Company's business, including, without limitation, any administrators, attorneys and accountants, and including, without limitation, contracts, agreements or other undertakings and transactions with the Manager, any other Member or any person controlling, under common control with or controlled by the Manager or any other Member, all on such terms and for such consideration as the Manager deems advisable; provided, however, that any such contracts, agreements or other undertakings and transactions with the Manager, any other Member or any person controlling, under common control with or controlled by the Manager or any other Member shall be on terms which are fair to the parties consistent with appropriate fiduciary standards;

(f) take any and all action which is permitted under the Act and which is customary or reasonably related to the business of the Company including the issuance of different classes of securities with various rights and preferences;

(g) make such elections under the Internal Revenue Code of 1986, as amended (the "Code"), and other relevant tax laws as to the treatment of items of Company income, gain, loss, deduction and credit, and as to all other relevant matters, as may be provided herein or as the Manager deems necessary or appropriate; including, without limitation, elections referred to in Section 754 of the Code, determination of which items of cash outlay are to be capitalized or treated as current expenses, and selection of the method of accounting and bookkeeping procedures to be used by the Company;

(h) bring or defend, pay, collect, compromise, arbitrate, resort to legal action, or otherwise adjust claims or demands of or against the Company;

(i) deposit, withdraw, invest, pay, retain and distribute the Company's funds in a manner consistent with the provisions of this Agreement;

(j) cause the Company to carry such insurance, including, without limitation, indemnification insurance, as the Manager deems necessary or appropriate;

(k) do any and all acts on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any property or any person, firm, corporation or other entity, including, without limitation, the voting of securities, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

(l) to conduct or promote any lawful businesses or purposes within Nevada or any other jurisdiction which a limited liability company is legally allowed to conduct or promote; and

(m) authorize any officer, director, employee or other agent of the Manager or employee or agent of the Company to act for and on behalf of the Company in any or all of the foregoing matters and all matters incidental thereto as fully as if such person were the Company.

6.3 Restrictions of Authority of Manager. The Manager shall not have the authority to do any of the following without the consent of a majority of the Members:

(a) Cause or permit the Company to engage in any activity that is not consistent with the purposes of the Company as set forth in Section 6.2 hereof;

(b) knowingly do any act which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement;

(c) admit any Person as a Manager of the Company except as permitted under this Agreement;

(d) admit any Person as a Member except as permitted under this Agreement; and

(e) merge, consolidate or participate in any transaction the effect of which will require the Company, or its successor, to be taxable as a corporation rather than as a partnership for federal income tax purposes.

6.4 Right to Rely on Manager. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any Manager as set forth in this Operating Agreement. Any determination or action authorized or permitted by this Agreement to be made or taken by the Manager shall be made or taken in their sole discretion, shall be final and binding on all Members, and shall not be subject to review by any court or otherwise.

6.5 Duties and Obligations of Manager.

(a) The Manager shall cause the Company to conduct its business and operations separate and apart from those of any Member, including, without limitation: (i) maintaining books and financial records of the Company separate from the books and financial records of any Member, and observing all Company procedures and formalities, including, without limitation, maintaining minutes of Company meetings and acting on behalf of the Company only pursuant to due authorization of the Members; (ii) causing the Company to pay its liabilities from assets of the Company; and (iii) causing the Company to conduct its dealings with third parties in its own name and as a separate and independent entity.

(b) The Manager shall take all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Nevada and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged and (ii) for the accomplishment of the Company's purposes, including the acquisition, development, maintenance, preservation and operation of the Company's Property in accordance with the provisions of this Agreement and applicable laws and regulations.

(c) The Manager shall be under a fiduciary duty to conduct the affairs of the Company in the best interests of the Company and the Members for their exclusive benefit.

6.6 Indemnification. The Company shall indemnify, save harmless, and pay all judgments and claims against the Manager, relating to any liability or damage incurred by reason of any act performed or omitted to be performed by any such Manager or agent in connection with the business of the Company, including attorneys' fees incurred by such Manager in connection with the defense of any action based on such act or omission, which attorneys' fees may be paid as incurred. Notwithstanding anything in this Agreement to the contrary, no Manager shall be indemnified from any liability for fraud, bad faith, willful misconduct or gross negligence.

6.7 Manager's Compensation and Management Fee. In addition to the Manager's allocations of profits and losses (as set forth in Section 3.1 of this Agreement) the Company will pay a management fee (the "Management Fee") to the Manager in an amount equal to one percent (1.00%) of the Company's net assets per annum, calculated and paid on a monthly basis. The Manager will receive the Management Fee in an amount equal to zero point eight hundred and one third (0.0833%) of the beginning value of the net assets of the Company allocable to the Members' Capital Accounts as of the first day of each calendar month (which will include subscriptions of LLC Interests accepted as of such first day). The Manager may pay a portion of this Management Fee, only in accordance with and as permitted by applicable laws and regulations, to third parties under the arrangements agreed between them.

6.8 Company Expenses.

(a) **Ongoing Company Operational Expenses.** The LLC will be responsible for, and pay, all expenses ("LLC Expenses") including, without limitation:

(i) all expenses incurred in connection with LLC operations, including, without limitation, all expenses incurred with the purchase, holding, sale or proposed sale of any LLC investments including, without limitation, all travel-related expenses and all third party out-of-pocket costs and expenses of custodians, paying agents, registrars, legal counsel, independent accountants, and others;

(ii) all costs incurred in connection with the preparation of or relating to reports made to the Members;

(iii) all costs related to litigation involving the LLC, directly or indirectly, including, without limitation, attorneys' fees incurred in connection therewith;

(iv) all costs related to the LLC's indemnification or contribution obligations set forth in Section 6.6;

(v) all Administration and Manager service fees and costs;

(vi) the Manager's fee;

(vii) the costs of any litigation, director and officer liability or other insurance and indemnification or extraordinary expense or liability relating to the affairs of the LLC;

(viii) all unreimbursed out-of-pocket expenses relating to transactions that are not consummated including legal, accounting and consulting fees and all extraordinary professional fees incurred in connection with the business or management of the LLC;

(ix) all expenses of liquidating the LLC; and

(x) any taxes, fees or other governmental charges levied against the LLC and all expenses incurred in connection with any tax audit, investigation, settlement or review of the LLC.

(xi) all costs incurred in connection with the preparation of or relating to Company's formation, its organizational documents, and its Contribution and Subscription Agreement., including, without limitation, attorneys' fees incurred in connection therewith

(b) **Organizational Expenses.** The Company's organizational expenses have been estimated by the Manager and are not expected to exceed Forty Thousand Dollars ($40,000). Such organizational expenses shall be paid by the Manager and reimbursed by the Company as follows: the Manager will amortize its organizational expenses over a period of twelve (12) months from the date of the initial capital contributions to the Company.

6.9 Members' Expenses. Each Member shall be solely responsible for its own expenses and out-of-pocket costs incurred in connection with the organization of, its admission to, and the maintenance of its LLC Interest in, the Company.

ARTICLE VII
ACCOUNTING; BOOKS AND RECORDS

7.1 Accounting, Books and Records. The Company shall cause to be maintained separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the conduct of the Company and the operation of its business in accordance with generally accepted accounting principles consistently applied or, to the extent inconsistent therewith, in accordance with this Agreement. The Company shall use the accrual method of accounting in preparation of its annual reports and for tax purposes and shall keep its books and records accordingly. Any Member or its designated representative shall have the right, at any reasonable time, to have access to and inspect and copy the contents of such books or records.

7.2 Reports.

(a) **In General.** The Manager shall be responsible for the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company's accountants.

(b) **Annual Report.** Within one hundred twenty (120) days after the end of each Fiscal Year and at such time as distributions are made to the Members pursuant to Section 12.2 hereof after the occurrence of a Liquidating Event, the Manager shall cause to be prepared and each Member to be furnished with financial statements prepared and fairly stated in all material respects in accordance with generally accepted accounting principles, or, to the extent inconsistent therewith, in accordance with this Agreement, including the following:

(i) a copy of the consolidated balance sheet of the Company as of the last day of such Fiscal Year;

(ii) a statement of income or loss for the Company for such Fiscal Year; and

(iii) a statement of the Members' Capital Accounts and changes therein for such Fiscal Year.

7.3 Tax Information. All necessary tax information, including without limitation a copy of Schedule K-1 to the Form 1065 required to be filed by the Company with the Internal Revenue Service, shall be delivered to each Member after the end of each Fiscal Year of the Company together with the annual reports described in Section 7.2(b) hereof.

7.4 Tax Matters Member. Each Member hereby consents to the designation of the Manger as Tax Matters Member. Each Member hereby irrevocably waives any rights to file a petition for a readjustment of Company items pursuant to Code Section 6226 and agrees that the Tax Matters Member shall have the exclusive authority to negotiate and enter into settlement agreements on such Members' behalf with the Internal Revenue Service in connection with any tax audit proceeding involving any Company item and waives any right to negotiate or enter into such settlement agreements.

Each Member hereby makes, constitutes and appoints the Tax Matters Member, with full power of substitution, the Member's true and lawful attorney, in the Member's name, place and stead to make any and all elections for federal, state and local tax purposes including, without limitation, any election, if permitted by applicable law; (i) to adjust the basis of Company Property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state or local tax returns; and (iii) to the extent provided in Code Sections 6221 through 6231, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacity as such and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or the documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members. The foregoing power of attorney will be deemed to be coupled with an interest, is irrevocable, and will survive each Member's dissolution and liquidation. Each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Tax Matters Member taken in good faith pursuant to such power of attorney.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES

8.1 Representations and Warranties. As of the date hereof, each Member hereby makes each of the representations and warranties set forth in this Section 8.1 applicable to such Member.

(a) **Due Incorporation or Formation; Authorization of Agreement.** If a corporation, limited partnership, limited liability company or other entity, such Member is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has the power and authority to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Member is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder. Such Member has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement has been duly authorized. This Agreement constitutes the legal, valid and binding obligation of such Member.

(b) **No Conflict with Restrictions; No Default.** Neither the execution, delivery and performance of this Agreement, nor the consummation by such Member of the transactions contemplated hereby, (i) will conflict with, violate or result in a breach of any of the terms, conditions or provisions of any law, regulation, order, writ, injunction, decree, determination or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign or any arbitrator applicable to such Member, or (ii) will conflict with, violate, result in a breach of, or constitute a default under any of the terms, conditions or provisions of the articles of incorporation or bylaws of such Member, or of any material agreement or instrument to which such Member is a party or by which such Member is or may be bound or to which any of its material properties or assets is subject.

(c) **Governmental Authorizations.** Any registration, declaration, or filing with, or consent, approval, license, permit, or other authorization or order by, any governmental or regulatory authority, domestic or foreign, that is required in connection with the valid execution, delivery, acceptance and performance by such Member under this Agreement or the consummation by such Member of any transaction contemplated hereby has been completed, made or obtained on or before the effective date of this Agreement.

(d) **Absence of Litigation, Claims and Regulatory Actions.** There are no suits, claims, litigation, arbitration, demands or proceedings pending, asserted or threatened against or relating to the Member or the Member's shareholders, or the Member's business, properties, assets or activities nor is there any meritorious basis for any such suit, claim, litigation, arbitration, demand or proceeding, nor is there in existence any judgment or award against the Member or its shareholders related to or affecting the Member's business, properties, assets or activities. To the best of such Member's knowledge, the Member is not under investigation for violation of any law or regulation related to or affecting the business, properties, assets or activities of the Member.

(e) **Confidentiality.** Except as contemplated hereby or required by a court of competent jurisdiction, each Member shall keep confidential and shall not disclose to others and shall use its reasonable efforts to prevent its present or former employees, agents and representatives from disclosing to others without the prior written consent of all Members any information which (i) pertains to this Agreement, any negotiations pertaining thereto, any of the transactions contemplated hereby, or the business of the Company (including the reports described in Article VII), or (ii) pertains to confidential or proprietary information of any Member or the Company or which any Member has labeled in writing as confidential or proprietary; provided that any Member may disclose to its employees, agents and representatives any information made available to such Member who requires such information in connection with their employment or engagement by the Member. No Member shall use any information which (iii) pertains to this Agreement, any negotiations pertaining hereto, any of the transactions contemplated hereby or the business of the Company, or (iv) pertains to the confidential or proprietary information of any Member or the Company or which any Member has labeled in writing as confidential or proprietary, except in connection with the transactions contemplated hereby.

8.2 Survival and Indemnification. Each representation and warranty made by the Members in this Article VIII shall survive without time limit. Each Member shall indemnify and hold harmless the Company, the Manager, and the other Members from any and all losses, damages, liabilities and claims, and all fees, costs and expenses of any kind related thereto, including reasonable attorneys' fees, based upon or resulting from the inaccuracy or breach of any representation or warranty made in this Agreement.

ARTICLE IX
AMENDMENTS

9.1 Amendment. This Agreement may be modified or amended at any time in a written statement signed by the Manager and by Members owning at the time more than fifty percent (50%) of the Percentage Interests then owned by all the Members. The Manager may, in its sole discretion, without the consent of the Members, amend any provision of this Agreement for any of the following purposes:

(a) for the purpose of adding to this Agreement any further covenants, restrictions, deletions or provisions for the protection of the Members;

(b) to cure an ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions contained herein;

(c) to make such other provision in regard to matters or questions arising under the Agreement which shall not adversely affect the interest of the Members;

(d) to cause the allocations contained in Article III to comply with Section 704 of the Internal Revenue Code or any other statutory provisions or regulations relating to such allocations; and

(e) to cause the provisions of this Agreement to comply with any applicable legislation, regulation or rule enacted or promulgated.

Notwithstanding anything in this Section to the contrary, no such modification or amendment shall have any of the following effects without the written consent of the Members affected: reduce the liabilities, obligations or responsibilities of the Manager; increase the liabilities of the Members; reduce the participation of the Members in allocations to Capital Accounts or distributions of the Company; or extend the term of the Company.

ARTICLE X
ADDITIONAL MEMBERS

10.1 Admission. The Company may admit additional Members, on such terms and conditions as the Manager may approve in its sole discretion.

10.2 Admission Procedure. No Person shall be admitted as an additional Member unless such Person executes, acknowledges and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an additional Member, including without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, including any amendments hereto required in connection with such admission.

ARTICLE XI
WITHDRAWAL OF MEMBERS; TRANSFERS

11.1 Withdrawal of a Member.

(a) Withdrawal of a Member includes cessation of his status as a Member as a result of death, dissolution, Bankruptcy, incapacity, voluntary withdrawal, or any other reason, other than termination of the Company.

(b) Upon the withdrawal of a Member, such Member, or his heirs, executors or administrators shall be entitled to withdraw the Capital Account of such Member in accordance with Article V. It is expressly agreed and acknowledged that, except as provided in this Section 11.1, upon the withdrawal of a Member, such Member shall have no rights or privileges accruing to a Member in the Company as provided herein or under applicable law, including, without limitation, any voting rights whatsoever.

11.2 Required Withdrawal. The Manager may, at any time, require any Member to withdraw entirely from the Company, or to withdraw a portion of his Capital Account, as of any month-end, by giving not less than twenty (20) days advance notice in writing to the Member. The Member shall withdraw from the Company or withdraw that portion of his Capital Account specified in such notice, as the case may be, as of such month-end. The Member shall be deemed to have withdrawn from the Company or to have made a partial withdrawal from his Capital Account, as the case may be, without further action on the part of the Member.

11.3 Restriction on Transfers. Except as otherwise permitted by this Agreement, a Member shall not Transfer all or any portion of its Interest without the consent of the Manager, which consent may be withheld in the Manager's sole and absolute discretion.

11.4 Prohibited Transfers. Any Transfer of an Interest by any Member that is not consented to by the Manager in writing shall be null and void and of no force or effect whatever; provided, however, that, if the Company is required by law to recognize a Transfer, the Interest transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred Interest, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations or liabilities for damages that the transferor or transferee of such Interest may have to the Company.

11.5 Assignment; Rights of Unadmitted Assignees. A Person who acquires an Interest but who is not admitted as a substituted Member pursuant to Section 11.6 hereof shall be entitled only to allocations and distributions with respect to such Interest in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement.

11.6 Admission of Substituted Members. Subject to the other provisions of this Article XI, a transferee of an Interest may be admitted to the Company as a substituted Member only upon satisfaction of the conditions set forth in this Section 11.6:

(a) The Manager consents to such admission, which consent may be given or withheld in the sole and absolute discretion of the Manager;

(b) The transferee becomes a party to this Agreement as a Member and executes such documents and instruments as the Manager may reasonably request as may be necessary or appropriate to confirm such transferee as a Member of the Company and such transferee's agreement to be bound by the terms and conditions hereof;

(c) The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the Transferred Interest.

11.7 Distributions and Allocations in Respect of Transferred Interests. If any Interest is transferred during any Fiscal Year in compliance with the provisions of this Article XI, Profits, Losses, each item thereof, and all other items attributable to the transferred Interest for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Percentage Interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Manager. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, that if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as of the date of such Transfer; and, provided further, that, if the Company does not receive a notice stating the date such Interest was transferred and such other information as the Manager may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the Interest on the last day of such Fiscal Year. Neither the Company nor the Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 11.7, whether or not the Manager or the Company has knowledge of any Transfer of ownership of any Interest.

ARTICLE XII
DISSOLUTION AND WINDING UP

12.1 Liquidating Events. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the following ("Liquidating Events"):

(a) The sale of all or substantially all of the assets of the Company;

(b) The determination of the Manager, to dissolve, wind up and liquidate the Company or upon the withdrawal from Company by the Manager or the dissolution or bankruptcy of the Manager;

(c) The happening of any other event that makes it unlawful, impossible or impractical to carry on the business of the Company.

The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Liquidating Event.

12.2 Winding Up. Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its Assets and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the Assets have been distributed pursuant to this Section 12.2. The Manager shall be responsible for overseeing the winding up and dissolution of the Company, shall take full account of the Company's liabilities and Assets, shall cause the Assets to be liquidated as promptly as is consistent with obtaining the fair value thereof unless the Members unanimously consent to distributions of all or any part of the Assets in kind, and shall cause the Assets or the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order:

(a) first, to the payment and discharge of all of the Company's debts and liabilities to creditors other than to Members;

(b) second, to the payment and discharge of all of the Company's debts and liabilities to Members; and

(c) the balance, if any, to the Members in accordance with their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods.

No Member or Manager shall receive any additional compensation for any services performed pursuant to this Article XII. Each Member understands and agrees that by accepting the provisions of this Section 12.2 setting forth the priority of the distribution of the assets of the Company to be made upon its liquidation, such Member expressly waives any right which it, as a creditor of the Company, might otherwise have under the Act to receive distributions of assets *pari passu* with the other creditors of the Company in connection with a distribution of assets of the Company in satisfaction of any liability of the Company, and hereby subordinates to said creditors any such right.

12.3 Rights of Members. Except as otherwise provided in this Agreement, (a) each Member shall look solely to the Assets for the return of its Capital Contribution and shall have no right or power to demand or receive property other than cash from the Company, and (b) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations.

12.4 No Deficit Capital Account Restoration. In the event the Company is "liquidated" within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article XII to the Members that have positive Capital Account balances. If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all Fiscal Years, including the Fiscal Year in which the liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

ARTICLE XIII
MISCELLANEOUS

13.1 Notices. Any notice to the Company relating to this Agreement shall be in writing and delivered in person or by registered or certified mail and addressed to the Manager at the principal office of the Company. All notices and reports sent to the Members shall be addressed to each Member at the address set forth in such Member's subscription agreement. Any Member may designate a new address by written notice to the Company. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been given to the Company when received by the Manager, and to have been given to a Member when deposited in a post office or regularly maintained letterbox or when delivered in person. The Manager may in their discretion waive any notice requirement relating to notice to the Company or to themselves, but no such waiver shall constitute a continuing waiver.

13.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, transferees, and assigns.

13.3 Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member. The terms of this Agreement are intended to embody the economic relationship among the Members and shall not be subject to modification by, or be conformed with, any actions by the Internal Revenue Service except as this Agreement may be explicitly so amended and except as may relate specifically to the filing of tax returns.

13.4 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

13.5 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

13.6 Further Action. Each Member, upon the request of the Manager, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

13.7 Waiver of Action for Partition; No Bill For Accounting. Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to any of the Assets of the Company. To the fullest extent permitted by law, each Member covenants that it will not (except with the consent of the Manager) file a bill for a Company accounting.

13.8 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

13.9 Sole and Absolute Discretion. Except as otherwise provided in this Agreement, all actions that the Manager may take and all determinations that the Manager may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of the Manager.

13.10 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Nevada (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

13.11 Arbitration. Any dispute, controversy or claim arising out of or relating to the construction or interpretation of this Agreement shall be settled by arbitration, held in Las Vegas, Nevada in accordance with the rules of the American Arbitration Association. The decision of the panel of arbitrators shall be final, and judgment upon any such decision rendered may be entered in any court, state or federal, having jurisdiction. Each party shall pay its own expenses and the expenses of arbitration shall be equally divided between the parties.

IN WITNESS WHEREOF, the parties have entered into this Amended and Restated Limited Liability Company Operating Agreement as of the day first above set forth.

MANAGER:

RMB REAL ESTATE, LLC

By: ______________________
Its: Manager

Members:

Please refer to the Counterpart Signature Page(s) executed by the Members and attached hereto as Exhibit A. The list of Members, their addresses, their respective capital contributions, the number of Membership Interests owned, and the Percentage Interest owned by each is maintained by the Company at the Company's principal executive office. Such information is available to other Members of the Company, but is otherwise confidential.

MEMBER SIGNATURE PAGES TO FOLLOW

EXHIBIT A

COUNTERPART SIGNATURE PAGE
OPERATING AGREEMENT OF RMB FUND I, LLC

A. The undersigned, desiring to become a Member of RMB FUND I, LLC (the "Company"), pursuant to the Amended and Restated Limited Liability Company Operating Agreement of the Company dated ____________________ and as amended from time to time (the "Agreement"), a copy of which has been delivered to the undersigned, hereby incorporates the terms of the Agreement herein by this reference as if set forth herein verbatim and adopts, accepts and agrees to all of the terms and provisions of the Agreement.

B. In consideration for the execution of the Agreement, the undersigned Member (1) hereby agrees to contribute to the Company cash as set forth below in exchange for the number of LLC Interests in such Company as set forth below, and (2) hereby tenders payment to the Company of such amount, which constitutes the initial Capital Contribution of the undersigned in accordance with the Agreement.

C. This Counterpart Signature Page has been executed by the undersigned Member. The Manager of the Company, as defined in the Agreement, is hereby authorized to attach this Counterpart Signature Page to a copy of the Agreement, together with executed Counterpart Signature Pages of the other Members, as Exhibit A. The undersigned agrees that when this Counterpart Signature Page has been appended to the Agreement by the Manager, the Agreement shall thereupon become a binding agreement between the undersigned, the Company, and other Members who have executed similar Counterpart Signature Pages, enforceable against the undersigned in accordance with its terms, without further action by the undersigned.

CAPITAL CONTRIBUTION	LLC INTERESTS
$	

IN WITNESS WHEREOF, the undersigned has executed and delivered this Counterpart Signature Page as of the ____ day of ________________, ________.

MEMBER:

____

By: ________________________
Its: ________________________

EXHIBIT INDEX

2	Form of Amended and Restated Limited Liability Company Operating Agreement of RMB Fund 1, LLC (included as Appendix B to the Company's Registration Statement on Form 1-A filed with the SEC on February 26, 2013 (the "Registration Statement")).
4	Form of Subscription Agreement (included as Appendix A to the Registration Statement).
10*	Consent of Alston & Bird LLP (included in Exhibit 11).
11*	Form of Opinion of Alston & Bird LLP.

* To be filed by amendment.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Las Vegas, state of Nevada, on the 25 day of February, 2013.

RMB Fund 1, LLC

By: RMB Real Estate L.L.C., its Manager



Name: Andrew J. Menlove
Title: Co-Manager

The offering statement has been signed by the following persons in the capacities and on the dates indicated.



Name	Title	Date
Andrew J. Menlove	Co-Manager	February 25, 2013

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